

PROXY STATEMENT
2026

HOVNANIAN ENTERPRISES, INC.

90 Matawan Road, Fifth Floor, Matawan, NJ 07747
Tel: (732) 747-7800

PROXY STATEMENT
2026



THANK YOU
for 2025







YOU ARE CORDIALLY INVITED TO ATTEND

The
2026 ANNUAL MEETING
of SHAREHOLDERS

WHICH WILL BE HELD ON
Tuesday, March 31, 2026 at 9:00AM ET

AT THE OFFICES OF
Bilzin Sumberg Baena Price & Axelrod LLP

1450 BRICKELL AVENUE, 23RD FL, MIAMI, FL 33131

DEAR SHAREHOLDER:

February 9, 2026

In accordance with the Securities and Exchange Commission's rule allowing companies to furnish proxy materials to their shareholders over the Internet, the Company is primarily furnishing proxy materials to our shareholders of Class A Common Stock and registered shareholders of Class B Common Stock over the Internet, rather than mailing paper copies of the materials (including our Annual Report to Shareholders for fiscal 2025) to those shareholders. If you received only a Notice Regarding the Availability of Proxy Materials (the "Notice") by mail or electronic mail, you will not receive a paper copy of the proxy materials unless you request one. Instead, the Notice will instruct you as to how you may access and review the proxy materials on the Internet. The Notice will also instruct you as to how you may access your proxy card to vote over the Internet, by telephone or by mail. If you received a Notice by mail or electronic mail and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice. A request for a paper copy must be made by March 17, 2026 in order to facilitate a timely delivery.

We anticipate that the Notice will first be mailed to our shareholders on or about February 9, 2026. All shareholders of record of Class B Common Stock who hold in nominee name have been sent a full set of proxy materials, including a proxy card.

Attached to this letter are a Notice of Annual Meeting of Shareholders and a Proxy Statement, which describe the business to be conducted at the meeting. We will also report on matters of current interest to our shareholders.

It is important that your shares be represented and voted at the meeting. Therefore, we urge you to complete, sign, date and return the enclosed proxy card or, if applicable, register your vote via the Internet or by telephone according to the instructions on the proxy card. If you attend the meeting, you may still choose to vote your shares personally even though you have previously designated a proxy.

We sincerely hope you will be able to attend and participate in the Company's 2026 Annual Meeting of Shareholders. We welcome the opportunity to meet with many of you and give you a firsthand report on the progress of your Company.

Sincerely yours,

Ara K. Hovnanian
Chairman of the Board

PROXY VOTING METHODS

If at the close of business on January 30, 2026, you were a shareholder of record or held shares through a broker or bank, you may vote your shares as described below or you may vote in person at the Annual Meeting of Shareholders.

To reduce our administrative and postage costs, we would appreciate if shareholders of Class A Common Stock and registered shareholders of Class B Common Stock would please vote over the Internet or by telephone, both of which are available 24 hours a day. You may revoke your proxies at the times and in the manners described on page 17 of the Proxy Statement. If you are a shareholder of record or hold shares through a broker or bank and are voting by proxy, your vote must be received by 11:59 p.m. (Eastern Time) on March 30, 2026 to be counted unless otherwise noted below.

Your Vote is Important — Thank You for Voting

TO VOTE BY PROXY:

Shareholders of Class A Common Stock & Shareholders of Class B Common Stock:



BY INTERNET

Go to the website at www.proxyvote.com and follow the instructions, 24 hours a day, seven days a week.

You will need the 16-digit Control Number included on your Notice to obtain your records and to create an electronic voting instruction form.



BY TELEPHONE

From a touch-tone telephone, dial (800) 690-6903 and follow the recorded instructions, 24 hours a day, seven days a week.

You will need the 16-digit Control Number included on your Notice in order to vote by telephone.



BY MAIL

Request a proxy card from us by following the instructions on your Notice.

When you receive the proxy card, mark your selections on the proxy card.

Date and sign your name exactly as it appears on your proxy card.

Mail the proxy card in the postage-paid envelope that will be provided to you.

Mailed proxy cards must be received no later than March 30, 2026 to be counted for the 2026 Annual Meeting of Shareholders.

Additional Information for Shareholders of Class B Common Stock Held in Nominee Name:

Shares of Class B Common Stock held in nominee name will be entitled to ten votes per share only if the beneficial owner voting instruction card and the nominee proxy card relating to such shares are properly completed, mailed and received not less than three nor more than 20 business days prior to March 31, 2026.

HOVNANIAN ENTERPRISES, INC.

NOTICE *of* ANNUAL MEETING *of* SHAREHOLDERS

NOTICE IS HEREBY GIVEN

That the Annual Meeting of Shareholders of Hovnanian Enterprises, Inc. will be held on Tuesday, March 31, 2026, at the offices of Bilzin Sumberg Baena Price & Axelrod LLP, 1450 Brickell Avenue, 23rd Floor, Miami, FL 33131 at 9:00 a.m., Eastern Time

FOR THE FOLLOWING MATTERS:

01

The election of the directors named herein of the Company for the ensuing year, to serve until the next Annual Meeting of Shareholders of the Company, and until their respective successors may be elected and qualified;

02

The ratification of the selection of Deloitte & Touche LLP, an independent registered public accounting firm, to examine the financial statements of the Company for the year ending October 31, 2026;

03

The approval of the Fourth Amended and Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan;

04

The approval of the compensation of the Company's named executive officers in a non-binding, advisory vote; and

05

The transaction of such other business as may properly come before the meeting and any adjournment thereof.

The Board of Directors recommends that you vote FOR each of the nominees listed in proposal 1 and FOR proposals 2, 3 and 4.

Only shareholders of record at the close of business on January 30, 2026 are entitled to notice of, and to vote at, the Annual Meeting of Shareholders. Accompanying this Notice is a proxy statement, proxy card(s) and the Company's Annual Report for the fiscal year ended October 31, 2025.

To ensure your shares are voted, you may vote your shares over the Internet, by telephone or by requesting a paper proxy card to complete, sign and return by mail. Shares of Class B Common Stock held in nominee name will be entitled to ten votes per share only if the beneficial owner voting instruction card and the nominee proxy card relating to such shares are properly completed, mailed and received not less than three nor more than 20 business days prior to March 31, 2026. These voting procedures are described on pages 6 and 7 and on the proxy card.

All shareholders are urged to attend the meeting in person or by proxy. Shareholders who do not expect to attend the meeting are requested to complete, sign and date the enclosed proxy card and return it promptly, or, if applicable, to register their vote via the Internet or by telephone according to the instructions on pages 6 and 7 and on the proxy card.

By order of the Board of Directors,

E. Tice

ELIZABETH D. TICE
Secretary

February 9, 2026

TO NOTE

If you are a shareholder of record and you plan to attend the Annual Meeting of Shareholders, please mark the appropriate box on your proxy card or, if applicable, so indicate when designating a proxy via the Internet or by telephone. If your shares are held by a bank, broker or other intermediary and you plan to attend, please send written notice to our principal executive offices at Hovnanian Enterprises, Inc., 90 Matawan Road, Fifth Floor, Matawan, New Jersey 07747, Attention: Elizabeth D. Tice, Secretary, and enclose evidence of your ownership (such as a letter from the bank, broker or other intermediary confirming your ownership or a bank or brokerage firm account statement). The names of all those planning to attend will be placed on an admission list held at the registration desk at the entrance to the meeting. In order to be admitted to the Annual Meeting of Shareholders, you will need a form of personal identification (such as a driver's license) along with your Notice, proxy card or proof of Common Stock ownership. If your shares are held beneficially in the name of a bank, broker or other holder of record and you wish to be admitted to the Annual Meeting of Shareholders, you must present proof of your ownership of our Common Stock, such as a bank or brokerage account statement. In addition, no cameras, recording equipment, electronic devices (including phones), large bags, briefcases or packages will be permitted at the Annual Meeting of Shareholders; any such items will be required to be checked in prior to being admitted to the Annual Meeting of Shareholders. If you do not plan to attend the Annual Meeting of Shareholders, please designate a proxy by mail or, if applicable, via the Internet or by telephone. If you choose to vote by mail, please complete, sign and date the enclosed proxy card(s) and return it promptly so that your shares will be voted. If you have received a hard copy of the proxy materials, the enclosed envelope requires no postage if mailed in the United States.

TABLE *of* CONTENTS



TABLE *of* CONTENTS

TABLE *of* CONTENTS

TABLE *of* CONTENTS



GENERAL

PROXY STATEMENT

GENERAL

HOVNANIAN ENTERPRISES, INC.

90 Matawan Road,
Fifth Floor,
Matawan, NJ 07747

The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") of Hovnanian Enterprises, Inc. (the "Company", "we", "us" or "our") for use at the 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting") referred to in the foregoing Notice and at any adjournment thereof.

Shares represented by properly executed proxies that are received or executed in time and not revoked will be voted in accordance with the specifications provided thereon. If no specifications are made in an executed proxy, the persons named in the accompanying proxy card(s) will vote the shares represented by such proxies (1) for the Board of Directors' slate of directors, (2) for the ratification of the selection of Deloitte & Touche LLP, an independent registered public accounting firm, to examine the financial statements of the Company for the fiscal year ending October 31, 2026, (3) for the approval of the Fourth Amended and Restated Hovnanian Enterprises, Inc. Stock Incentive Plan, (4) for the approval, in a non-binding, advisory vote, of the compensation of the Company's named executive officers, and (5) on any other matters as recommended by the Board of Directors, unless contrary instructions are given.

Any person may revoke a previously designated proxy before it is exercised. If you voted by Internet, telephone or mail and are a shareholder of record, you may change your vote and revoke your proxy by (1) delivering written notice of revocation to Elizabeth Tice, Secretary, Hovnanian Enterprises, Inc., 90 Matawan Road, Fifth Floor, Matawan, NJ 07747, provided such notice of revocation is received no later than March 30, 2026, (2) voting again by Internet or telephone at a later time before the closing of voting facilities at 11:59 p.m. (Eastern Time) on March 30, 2026, (3) submitting a properly signed proxy card with a later date that is received no later than March 31, 2026 prior to voting at the meeting or (4) revoking your proxy and voting in person at the 2026 Annual Meeting. If you hold your shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the 2026 Annual Meeting if you obtain a signed proxy from the record holder (bank, broker or other nominee) giving you the right to vote the applicable shares. Please note that attendance at the 2026 Annual Meeting will not by itself revoke a proxy.

We will bear the costs of soliciting proxies from the holders of our Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"). We are initially soliciting these proxies by mail and electronic mail, but solicitation may be made by our directors, officers and selected other employees telephonically, electronically or by other means of communication. Directors, officers and employees who help us in the solicitation will not be specially compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending proxy materials to beneficial owners.



VOTING RIGHTS & SECURITY OWNERSHIP *of* CERTAIN BENEFICIAL OWNERS & MANAGEMENT

The Board of Directors has set January 30, 2026 as the record date for the 2026 Annual Meeting. As of the close of business on the record date, the outstanding voting securities of the Company consisted of 5,153,325 shares of Class A Common Stock, each share entitling the holder thereof to one vote, and 784,718 shares of Class B Common Stock, each share entitling the holder thereof to ten votes if certification of specified ownership criteria have been timely met. Other than as set forth in the table below, there are no persons known to the Company to be the beneficial owners of shares representing more than 5% of either the Company's Class A Common Stock or Class B Common Stock, which represent the classes of the Company's voting stock.

The following table sets forth, as of January 30, 2026, (1) the Class A Common Stock and Class B Common Stock of the Company beneficially owned by holders of more than 5% of either the Class A Common Stock or the Class B Common Stock of the Company and (2) the Class A Common Stock, Class B Common Stock and Depositary Shares of the Company beneficially owned by each Director, each nominee for Director, each executive officer named in the tables set forth under "Executive Compensation" beginning on page 130 (the "named executive officers") and all Directors and executive officers as a group. Currently none of the Directors and executive officers own any shares of 7.625% Series A Preferred Stock.

	Class A Common Stock (1)		Class B Common Stock (1)	
	Amount and Nature of Beneficial Ownership	Percent of Class (2)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Directors, Nominees for Director, Named Executive Officers & Directors and Executive Officers as a Group				
Ara K. Hovnanian (3)	24,583	0.48%	194,256	23.27%
Alexander A. Hovnanian (4)	14,780	0.29%	100,175	12.71%
Robert B. Coutts	34,159	0.66%	—	—
Miriam Hernandez-Kakol	1,358	0.03%	—	—
Edward A. Kangas	1,092	0.02%	—	—
Joseph A. Marengi	26,011	0.50%	—	—
Brad G. O’Connor	18,762	0.36%	—	—
Vincent Pagano Jr.	22,456	0.44%	—	—
Robin Stone Sellers	13,915	0.27%	—	—
J. Larry Sorsby (5)	210,875	4.05%	—	—
Michael P. Wyatt	9,861	0.19%	—	—
All Directors and executive officers as a group (11 persons)	557,289	10.69%	788,378	94.04%
Holders of More Than 5%				
Kevork S. Hovnanian Family Limited Partnership (6)	—	—	193,353	24.64%
Hovnanian Family 2012 L.L.C. (7)	1	0.00%	126,407	16.11%
Trusts for Kevork S. Hovnanian’s Family (8)	179,436	3.48%	174,187	22.20%
BlackRock, Inc. (9)	399,397	7.75%	—	—
The Vanguard Group (10)	331,451	6.43%	—	—

(1)

The figures in the table with respect to Class A Common Stock do not include the shares of Class B Common Stock beneficially owned by the specified persons. Shares of Class B Common Stock are convertible at any time on a share-for-share basis to Class A Common Stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC"), which generally attribute ownership to persons who have or share voting or investment power with respect to the relevant securities. Shares of Common Stock that may be acquired within 60 days upon exercise of outstanding stock options are deemed to be beneficially owned. Securities not outstanding but included in the beneficial ownership of each such person, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Except as indicated in these footnotes, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all securities shown as beneficially owned by them. Shares of Class A Common Stock subject to options currently exercisable or exercisable within 60 days of January 30, 2026, whether or not in-the-money, include the following: B. O'Connor (5,700), V. Pagano (2,014), J. Sorsby (50,000), M. Wyatt (2,250) and all Directors and executive officers as a group (59,964). Shares of Class B Common Stock subject to options currently exercisable or exercisable within 60 days of January 30, 2026, whether or not in-the-money, include the following: Ara Hovnanian (50,000), Alexander Hovnanian (3,600) and all Directors and executive officers as a group (53,600).

On July 29, 2008, the Company's Board of Directors declared a dividend of one Preferred Stock Purchase Right for each outstanding share of Class A Common Stock and Class B Common Stock (which ratio of rights to shares is subject to adjustment in accordance with the Company's Rights Agreement with Computershare Trust Company, N.A. (as amended, the "Amended Stockholder Rights Plan")). The dividend was paid to stockholders of record on August 15, 2008. Subject to the terms, provisions and conditions of the Company's Amended Stockholder Rights Plan, if the Preferred Stock Purchase Rights become exercisable, each Preferred Stock Purchase Right would initially represent the right to purchase from the Company 1/10,000th of a share of Series B Junior Preferred Stock for a per share purchase price as specified in the Amended Stockholder Rights Plan. However, prior to exercise, a Preferred Stock Purchase Right does not give its holder any rights as a stockholder, including without limitation, any dividend, voting or liquidation rights.

(2)

Based upon the number of shares outstanding plus options currently exercisable or exercisable within 60 days of January 30, 2026, held by the applicable Director, nominee for Director, named executive officer, group or other holder.

(3)

Includes 11,035 shares of Class A Common Stock and 10,976 shares of Class B Common Stock held in family-related trusts as to which Ara Hovnanian has shared voting power and shared investment power and 668 shares of Class A Common Stock and 812 shares of Class B Common Stock held by Mr. Hovnanian's wife.

(4)

Includes 14,272 shares of Class A Common Stock and 82,404 shares of Class B Common Stock held by family-related trusts, of which Mr. Alexander Hovnanian is the investment trustee with dispositive power and voting power. The business address of the trusts is 90 Matawan Road, Fifth Floor, Matawan, New Jersey 07747.

(5)

Includes 7,256 shares of Class A Common Stock held through a revocable trust for the benefit of Mr. Sorsby's wife, of which Mr. Sorsby and his wife are trustees. Also includes the 50,000 stock options described above that are held through a spousal lifetime access trust, of which Mr. Sorsby's wife is the trustee.

(6)

Represents 193,353 shares of Class B Common Stock held by the Kevork S. Hovnanian Family Limited Partnership, a Connecticut limited partnership (the "Limited Partnership"). Ara Hovnanian is the managing general partner of the Limited Partnership, and accordingly, the shares held by the Limited Partnership are included in "All Directors and executive officers as a group," but such shares are not also included in Mr. Hovnanian's separate figure of beneficial ownership. The business address of the Family Limited Partnership is 90 Matawan Road, Fifth Floor, Matawan, NJ 07747.

(7)

Represents 1 share of Class A Common Stock and 126,407 shares of Class B Common Stock held by the Hovnanian Family 2012 L.L.C. (the "2012 LLC"). Ara Hovnanian is the special purpose manager with respect to investments in the Company, and accordingly, the shares held by the 2012 LLC are included in "All Directors and executive officers as a group," but such shares are not also included in Mr. Hovnanian's separate figure of beneficial ownership. The business address of the 2012 LLC is 90 Matawan Road, Fifth Floor, Matawan, New Jersey 07747.

(8)

Represents 179,436 shares of Class A Common Stock and 174,187 shares of Class B Common Stock held by the various trusts for the benefit of members of the family of Kevork S. Hovnanian. Ara Hovnanian is the special purpose trustee with respect to investments in the Company and, accordingly, the shares held by these trusts are included in "All Directors and executive officers as a group," but such shares are not also included in Mr. Hovnanian's separate figure of beneficial ownership. The business address of the trusts is 90 Matawan Road, Fifth Floor, Matawan, New Jersey 07747.

(9)

Information shown is based on information reported by the filer on Schedule 13G/A filed with the SEC on January 21, 2026, in which BlackRock, Inc. reported sole dispositive power over 399,397 shares of Class A Common Stock and sole voting power over 391,424 shares of Class A Common Stock (the percentage of Class A Common Stock is based on 5,153,325 shares of Class A Common Stock outstanding on January 30, 2026, the record date). The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. This ownership is permitted under Article Eighth of the Restated Certificate of Incorporation and under the Rights Agreement, dated as of August 14, 2008, as amended by Amendment No. 1 to the Rights Agreement, effective January 11, 2018, by Amendment No. 2 to the Rights Agreement, effective January 18, 2021, and Amendment No. 3 to the Rights Agreement, effective January 11, 2024, between Hovnanian Enterprises, Inc. and Computershare Trust Company, N.A. (as successor to National City Bank), as Rights Agent.

(10)

Information shown is based on information reported by the filer on Schedule 13G filed with the SEC on November 12, 2024, in which The Vanguard Group reported sole dispositive power over 323,154 shares of Class A Common Stock, shared dispositive power over 8,297 shares of Class A Common Stock, sole voting power over 0 shares of Class A Common Stock and shared voting power of 3,925 shares of Class A Common Stock (the percentage of Class A Common Stock is based on 5,153,325 shares of Class A Common Stock outstanding on January 30, 2026, the record date). The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. This ownership is permitted under Article Eighth of the Restated Certificate of Incorporation and under the Rights Agreement, dated as of August 14, 2008, as amended by Amendment No. 1 to the Rights Agreement, effective January 11, 2018, by Amendment No. 2 to the Rights Agreement, effective January 18, 2021, and Amendment No. 3 to the Rights Agreement, effective January 11, 2024, between Hovnanian Enterprises, Inc. and Computershare Trust Company, N.A. (as successor to National City Bank), as Rights Agent.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), requires our officers, directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. These officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file. Based solely on a review of copies of Forms 3, 4 or 5 filed by the Company on behalf of its directors and officers or otherwise provided to the Company, the Company believes that during and with respect to the year ended October 31, 2025, its officers, directors and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements, except that one Form 4 to report three transactions for J. Larry Sorsby was incorrectly filed due to administrative error and required subsequent amendment.



PROPOSAL I

—Election *of* Directors

ELECTION *of* DIRECTORS

The Company's Amended and Restated By-laws (the "Restated By-laws") provide that the Board of Directors shall consist of up to eleven Directors who shall be elected annually by the shareholders. The Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") requires that, at any time when any shares of Class B Common Stock are outstanding, one-third of the Directors shall be independent, as defined therein.

The Board of Directors has determined that a Board of Directors consisting of the eight nominees listed below is the best composition in order to satisfy both the independence requirements of the Restated Certificate of Incorporation as well as the rules of the New York Stock Exchange (the "NYSE"). The Board of Directors has also determined that Mr. Coutts, Ms. Hernandez-Kakol, Mr. Kangas, Mr. Marengi, Mr. Pagano and Ms. Sellers are independent as defined under the Restated Certificate of Incorporation and the NYSE rules. The Restated Certificate of Incorporation may be found on the Company's website at www. khov.com under "Investor Relations," "Corporate Governance," "Highlights."

The following individuals have been recommended to the Board of Directors by the Corporate Governance and Nominating Committee and approved by the Board of Directors to serve as Directors of the Company to hold office until the next Annual Meeting of Shareholders and until their respective successors have been duly elected and qualified.

In the event that any of the nominees for Director should become unavailable to serve as a Director, it is intended that the shares represented by proxies will be voted for such substitute nominees as may be nominated by the Board of Directors, unless the number of Directors constituting a full Board of Directors is reduced. The Company has no reason to believe, however, that any of the nominees is, or will be, unavailable to serve as a Director. Proxies cannot be voted for a greater number of persons than the number of nominees shown below.

BOARD *of* DIRECTORS



Name	Age	Company Affiliation	Year First Became a Director
Ara K. Hovnanian	68	Chief Executive Officer, Chairman of the Board & Director	1981
Robert B. Coutts	75	Independent Director	2006
Miriam Hernandez-Kakol	72	Independent Director	2022
Edward A. Kangas	81	Lead Independent Director	2002
Joseph A. Marengi	72	Independent Director	2006
Vincent Pagano Jr.	75	Independent Director	2013
Robin Stone Sellers	73	Independent Director	2018
J. Larry Sorsby	70	Director	1997

COMPOSITION

The Board of Directors seeks to ensure that the Board of Directors is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board of Directors to satisfy its oversight responsibilities effectively. As discussed below under "Corporate Governance and Nominating Committee" beginning on page 40, a slate of Directors to be nominated for election at the annual shareholders' meeting each year is approved by the Board of Directors after recommendation by the Corporate Governance and Nominating Committee. In the case of a vacancy on the Board of Directors (other than one resulting from removal by shareholders), the Corporate Governance and Nominating Committee will identify individuals believed to be qualified candidates to serve on the Board of Directors and shall review the candidates who have met those qualifications with the Company's Chairman, who will determine if the candidate is eligible for recommendation by the Corporate Governance and Nominating Committee to the full Board of Directors. If recommended, the Board of Directors will then approve a director nominee to fill the vacancy on the Board of Directors.

COMPOSITION

In identifying candidates for Director, the Corporate Governance and Nominating Committee, the Chairman and the Board of Directors take into account (1) the comments and recommendations of members of the Board of Directors regarding the qualifications and effectiveness of the existing Board of Directors or additional qualifications that may be required when selecting new board members that may be identified in connection with the self-assessments described below under "Corporate Governance and Nominating Committee" beginning on page 40, (2) the requisite expertise and diverse backgrounds of the Board of Directors' overall membership composition, (3) the independence of non-employee Directors and possible conflicts of interest of existing and potential members of the Board of Directors and (4) all other factors such bodies and persons consider appropriate. Although the Company has no formal policy regarding diversity, the Corporate Governance and Nominating Committee and the Board of Directors include diversity as one of several criteria that they consider in connection with selecting candidates for the Board of Directors. The Board of Directors seeks to ensure that it is composed of members whose background, expertise, qualifications, attributes and skills, when taken together, allow the Board of Directors to satisfy its oversight responsibilities effectively. Our current Board of Directors includes two individuals who identify as female and one who identifies as a racial minority.

When considering whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Corporate Governance and Nominating Committee and the Board of Directors focused primarily on the information discussed in each of the Directors' individual biographies set forth below on pages 33 to 37. In particular, the Corporate Governance and Nominating Committee and the Board of Directors considered, with regard to the following:

COMPOSITION

Mr. Coutts contributes a strong background in the manufacturing sector, along with extensive experience in technology and program management. His work with a large multinational corporation that manufactures complex products, as well as his leadership in significant Defense and National Interest cyber and systems programs, provides invaluable insight for evaluating the multiple integrated processes of the homebuilding business. The expertise is also valuable in performance management and other aspects of the Company's operations.

Ms. Hernandez-Kakol brings significant experience, expertise and background in growing enterprises and developing and executing strategy. She has a broad perspective and proven track record of successfully transforming organizations and introducing new solutions to market to drive growth and performance improvement.

Mr. Kangas has significant experience, expertise and background in accounting matters, including the broad perspective brought by his experience in advising clients in many diverse industries.

Mr. Marengi's strong background in the technology sector is valuable, as expertise in evaluating new technologies, conducting cost-benefit analyses, and maintaining vigilance in cybersecurity and data protection are important to the Company's success.

Mr. Pagano has significant experience, expertise and background in legal and capital markets matters, including the broad perspective brought by his experience in advising clients in the homebuilding industry and many other diverse industries.

Ms. Sellers possesses a strong background working in the real estate and home sales industries, complemented by a broad perspective brought by experience in advising clients in real estate and other industries, both as a consultant in the real estate area and as an attorney specializing in real estate. Her extensive experience managing and advising worldwide residential marketing, branding and sales businesses further enhances her ability to deliver valuable insights and strategic leadership.

Mr. Hovnanian, our Chief Executive Officer and Chairman of the Board, has more than forty-five years of experience with the Company.

Mr. Sorsby, our former Chief Financial Officer, has more than thirty-five years of experience with the Company.

Board of Directors' Experience Matrix

	Ara K. Hovnanian**	Robert B. Coutts	Miriam Hernandez-Kakol	Edward A. Kangas*	Joseph A. Marengi	Vincent Pagano Jr.	Robin Stone Sellers	J. Larry Sorsby**
Enterprise Leadership Experience as a senior executive of a large commercial organization.	✓	✓	✓	✓	✓	✓	✓	✓
Homebuilding/Real Estate Professional experience in acquiring, managing or selling of residential real estate.	✓					✓	✓	✓
Financial Professional experience in preparing, auditing or evaluating financial statements or in the management of commercial investments.	✓	✓	✓	✓	✓	✓	✓	✓
Technology/Cyber Risk Experience in technology applications and/or cyber risk.		✓	✓		✓		✓	
Public Company Experience serving as a director of another public company.		✓		✓	✓	✓		
Risk Management Experience with the implementation of strategic risk plans and/or the management of the associated risks.	✓	✓	✓	✓	✓	✓	✓	✓
Human Capital Experience in attracting, developing and retaining of talent and/or succession planning.	✓	✓	✓	✓	✓	✓	✓	✓
Sales & Marketing Experience in the operation and management of sales and marketing strategies, branding and consumer trends.	✓		✓	✓	✓		✓	✓
Corporate Governance Experience in corporate governance for a public company.	✓	✓		✓	✓	✓	✓	✓

*Lead Independent Director **Non-Independent Director*



BOARD *of* DIRECTORS



NOMINEES' BIOGRAPHIES



ARA K.
HOVNANIAN

Chief Executive Officer,
Chairman of the Board & Director

Mr. Hovnanian has been Chief Executive Officer since July 1997 and served as President from 1988 through October 2025. Mr. Hovnanian joined the Company in 1979, was appointed Executive Vice President in 1983, has been a Director of the Company since 1981 and was Vice Chairman from 1998 through November 2009. In November 2009, he was elected Chairman of the Board following the death of Kevork S. Hovnanian, the chairman and founder of the Company and the father of Mr. Hovnanian. Mr. Hovnanian is Chairman of the Company's Strategy Committee.



ROBERT B.
COUTTS

Independent Director

Mr. Coutts retired from the position of Executive Vice President of Lockheed Martin Corporation (NYSE), which he held from 2000 to 2008. Previously, Mr. Coutts was President and Chief Operating Officer of the former Electronics Sector of Lockheed Martin from 1998 to 2000. He was elected an officer by the Board of Directors of Lockheed Martin in December 1996. Mr. Coutts held management positions with General Electric Corporation (NYSE) from 1972 to 1993 and was with GE Aerospace when it became part of Lockheed Martin in 1993. Mr. Coutts is the retired Chairman of Sandia Corporation, a subsidiary of Lockheed Martin Corporation, served on the Board of Directors, Compensation Committee and Corporate Governance Committee of Stanley Black and Decker (NYSE) and currently serves on the Board of Directors of Siemens Government Technologies, Inc., where he is Chairman of the Compensation Committee. Mr. Coutts is a member of the Board of the Baltimore Symphony Orchestra and on the investment committee of Wesley Theological Seminary. He was elected as a Director of Hovnanian Enterprises, Inc. in March 2006 and is a member of the Company's Audit Committee and Compensation Committee.



MIRIAM
HERNANDEZ-KAKOL

Independent Director

Ms. Hernandez-Kakol retired from the position of Senior Partner and Global Head of Management Consulting Practice of KPMG LLP, which she held from May 2019 to October 2021. She has served on the Toyota Financial Services Bank (TFSB) Board since September 2022 and is a member of TFSB's Audit, Risk and Community Reconstruction Act committees. In January 2023 she was elected to the LPGA Foundation Board. In January of 2025, Miriam joined the Core.X Board of Directors as an Independent Director. Ms. Hernandez-Kakol is NACD Directorship Certified®. Previously, she led the Global Customer and Operations practice at KPMG from 2015 to 2019. Prior to KPMG, Ms. Hernandez-Kakol was at BearingPoint from 2003 to 2008 as Managing Director and Senior Vice President. She rejoined KPMG in 2008, holding various partner roles. She also held various positions at Telcordia Technologies from 1988 to 1999. Ms. Hernandez-Kakol has served on the board of Junior Achievement of NJ, the Hispanic Information Technology Executive Council (HITEC), KPMG's Women's Advisory Board and the STEM Committee of the National Academy Foundation. Ms. Hernandez-Kakol was elected as a Director of Hovnanian Enterprises, Inc. in January 2022 and is a member of the Company's Audit Committee and a member of the Compensation Committee.

NOMINEES' BIOGRAPHIES



EDWARD A. KANGAS

Lead Independent Director

Mr. Kangas was the Global Chairman and Chief Executive Officer of Deloitte from December 1989 to May 2000, when he retired. He served as the Chairman of the Board of Deutsche Bank USA Corporation from 2015 to 2022. He served as Lead Director at United Technologies from 2010 to 2018. He was on the Board of Directors of IntelSat (NYSE) from 2012 to 2022, Tenet Healthcare Corporation (NYSE) from 2003 to 2019, Intuit from 2007 to 2016, AllScripts, Inc. (Nasdaq) from 2008 to 2012 and Vivus Inc. (Nasdaq) from 2018 to 2020. Mr. Kangas is a former Chairman of the Board of the National Multiple Sclerosis Society. Mr. Kangas was elected as a Director of Hovnanian Enterprises, Inc. in September 2002, is Lead Independent Director of the Company's Board of Directors, Chairman of the Company's Audit Committee and a member of the Company's Compensation Committee and Corporate Governance and Nominating Committee. In addition, by virtue of his position as the Company's Lead Independent Director, Mr. Kangas also serves as an ex officio member of the Strategy Committee.



JOSEPH A. MARENGI

Independent Director

Mr. Marengi, from July 2007 to March 2012, served as a Venture Partner for Austin Ventures. Prior to that, Mr. Marengi served as senior vice president for the Commercial Business Group of Dell Inc. (Nasdaq). In this role, Mr. Marengi was responsible for the Dell units serving medium business, large corporate, government, education and healthcare customers in the United States. Mr. Marengi joined Dell in July 1997 from Novell Inc. (Nasdaq), where he was president and chief operating officer. Mr. Marengi also served on the Boards of Directors of Quantum Corporation (NYSE) from 2008 to 2013 and Entorian Technologies, Inc. (formerly, the OTC Markets) from 2008 to 2012. Mr. Marengi was elected to the Board of Directors of Hovnanian Enterprises, Inc. in March 2006 and is the Chairman of the Company's Compensation Committee and a member of the Company's Audit Committee and Corporate Governance and Nominating Committee.



**VINCENT
PAGANO JR.**

Independent Director

Mr. Pagano was a partner at the law firm of Simpson Thacher & Bartlett LLP until his retirement at the end of 2012. He was the head of the firm's capital markets practice from 1999 to 2012 and, before that, administrative partner of the firm from 1996 to 1999. He was a member of the firm's executive committee during nearly all of the 1996 – 2012 period. He serves on the Board of Directors of Cheniere Energy Partners GP, LLC, the general partner of Cheniere Energy Partners (NYSE MKT), where he is chairman of the Conflicts Committee and a member of the Audit Committee, and also served on the Board of Directors of L3 Technologies, Inc. (NYSE) from 2013 until L3's merger with Harris Corporation in 2019, where he was chairman of the Nominating and Corporate Governance Committee and a member of the Audit Committee. Mr. Pagano was elected to the Board of Directors of Hovnanian Enterprises, Inc. in March 2013, is the Chairman of the Company's Corporate Governance and Nominating Committee and is a member of the Company's Audit Committee.



**ROBIN STONE
SELLERS**

Independent Director

Ms. Sellers served as Chief Executive Officer of Christie's International Real Estate from 2012 through 2014. As CEO of Christie's, Ms. Sellers was responsible for all aspects of the company's business, including its global sales, marketing and branding strategy, new development projects and finance groups. Ms. Sellers was CEO of Crossroads Property Strategies from 2008 to 2012 and head of real estate and a partner at McKinsey & Company from 1989 through 2007. From 1978 through 1989, Ms. Sellers practiced law in the real estate departments of two major New York City law firms. Ms. Sellers is a member of the Board of Advisors of the Weitzman School of Design at the University of Pennsylvania, a member of the Advisory Board of the McHarg Center for Urbanism and Ecology at the University of Pennsylvania and was a member of the Board of Directors of Forbes Global Properties, a private real estate marketing firm, until 2024 and Chair of the Board from 2019 through 2023. She is also the founder of First Chance, an organization that pays bail for indigent women in Palm Beach County, Florida. Ms. Sellers was appointed to the Board of Directors of Hovnanian Enterprises, Inc. in June 2018 and is a member of the Company's Audit Committee and Corporate Governance and Nominating Committee, and is Chair of the Cybersecurity Subcommittee.

NOMINEES' BIOGRAPHIES



J. LARRY SORSBY

Director

Mr. Sorsby retired in October 2023 from the positions of Chief Financial Officer of Hovnanian Enterprises, Inc. which he held since 1996 and Executive Vice President which he held since November 2000. Previously, Mr. Sorsby was also Senior Vice President from March 1991 to November 2000. From 2013 through 2023, he served as Chairman of the Board of Visitors for Urology at The Children's Hospital of Philadelphia ("CHOP") and also served on the Foundation Board of Advisors at CHOP from 2015 through 2023. Mr. Sorsby was elected as a Director of Hovnanian Enterprises, Inc. in 1997, and is a member of the Company's Strategy Committee.

MEETINGS *of the* BOARD *of* DIRECTORS & COMMITTEES *of the* BOARD *OF* DIRECTORS



MEETINGS & COMMITTEES

During the year ended October 31, 2025, the Board of Directors held six meetings. In addition, Directors considered Company matters and had communications with the Chairman of the Board of Directors and others outside of formal meetings. During the fiscal year ended October 31, 2025, no Directors attended fewer than 75% of the meetings of the Board of Directors and the meetings of the Committees on which each Director served. The Company's Corporate Governance Guidelines ("Governance Guidelines") provide that directors are expected to attend the Annual Meeting of Shareholders. All of the members of the Board of Directors attended the Annual Meeting of Shareholders held on March 27, 2025.

AUDIT COMMITTEE

The members of the Audit Committee of the Board of Directors during the fiscal year ended October 31, 2025 were Mr. Kangas, Mr. Coutts, Ms. Hernandez-Kakol, Mr. Marengi, Mr. Pagano and Ms. Sellers. The Board of Directors has determined that all of the members of the Audit Committee meet the standards for independence in our Corporate Governance Guidelines (the "Governance Guidelines"), which are available on the Company's website at www.khov.com under "Investor Relations," "Corporate Governance," "Highlights" and the independence requirements mandated by the NYSE listing standards. During the fiscal year ended October 31, 2025, the Audit Committee met on twelve occasions.

The Audit Committee is currently chaired by Mr. Kangas and is responsible for reviewing and approving the scope of the annual audit undertaken by the Company's independent registered public accounting firm and meeting with them to review the results of their work as well as their recommendations. The Audit Committee selects the Company's independent registered public accounting firm and also approves and reviews their fees. The Audit Committee is also responsible for the oversight of the Company's Internal Audit Department. The Vice President of Internal Audit for the Company reports directly to the Audit Committee on, among other things, the Company's compliance with certain Company procedures which are designed to enhance management's understanding of operating issues and the results of the Audit Department's annual audits of the various aspects of the Company's business. For additional information related to the Audit Committee, see "The Audit Committee" beginning on page 164. The duties and responsibilities of the Audit Committee are set forth in its charter, which is available at www.khov.com under "Investor Relations," "Corporate Governance," "Highlights."

MEETINGS & COMMITTEES

COMPENSATION COMMITTEE

The members of the Compensation Committee of the Board of Directors during the fiscal year ended October 31, 2025 were Mr. Marengi, Mr. Coutts, Ms. Hernandez-Kakol and Mr. Kangas. The Board of Directors has determined that all of the members of the Compensation Committee meet the standards for independence in our Governance Guidelines and the independence requirements mandated by the rules of the NYSE and SEC. In addition, all members of the Compensation Committee qualify as "Non-Employee Directors" for purposes of Rule 16b-3 under Exchange Act.

The Compensation Committee is currently chaired by Mr. Marengi and is responsible for reviewing salaries, bonuses and other forms of compensation for the Company's senior executives, key management employees and non-employee Directors and is active in other compensation and personnel areas as the Board of Directors from time to time may request. For a discussion of the criteria used and factors considered by the Compensation Committee in reviewing and determining executive compensation, see "The Compensation Committee" and "Compensation Discussion and Analysis" below. During the fiscal year ended October 31, 2025, the Compensation Committee met on four occasions. The duties and responsibilities of the Compensation Committee are set forth in its charter, which is available at www.khov.com under "Investor Relations," "Corporate Governance," "Highlights."

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

The members of the Corporate Governance and Nominating Committee of the Board of Directors are Messrs. Pagano, Kangas and Marengi and Ms. Sellers. The Board of Directors has determined that all of the members of the Corporate Governance and Nominating Committee meet the standards for independence in our Governance Guidelines and the independence requirements mandated by the NYSE listing standards. During the fiscal year ended October 31, 2025, the Corporate Governance and Nominating Committee met on three occasions.

The Corporate Governance and Nominating Committee is currently chaired by Mr. Pagano. The Corporate Governance and Nominating Committee is responsible for corporate governance matters, reviewing and recommending nominees for the Board of Directors, succession planning, ESG and cybersecurity risk oversight and other Board-related policies. In addition, the Corporate Governance and Nominating Committee has a Cybersecurity Subcommittee whose members are Ms. Sellers and Messrs. Coutts and Marengi. The Cybersecurity Subcommittee is currently chaired by Ms. Sellers. During fiscal year ended October 31, 2025, the Cybersecurity Subcommittee met on three occasions.

The Corporate Governance and Nominating Committee also oversees the annual performance evaluation of the Board of Directors and its committees to determine if the Board and its committees are functioning effectively, the Board of Directors' periodic review of the Governance Guidelines and compliance with the Company's Related Person Transaction Policy. With respect to the annual performance evaluation, the Company's Governance Guidelines require that each Director annually prepares an assessment of each Board committee on which such Director serves as well as of the full Board of Directors as to the effectiveness of each such committee and the full Board of Directors and any recommendations for improvement. The results of the self-evaluation are reported to the Board.

In conducting its nomination function, among other factors, the Corporate Governance and Nominating Committee generally considers the size of the Board of Directors best suited to fulfill its responsibilities, the Board of Directors' overall membership composition to ensure the Board of Directors has the requisite expertise and consists of persons with sufficiently diverse backgrounds, the independence of non-employee directors and possible conflicts of interest of existing and potential members of the Board of Directors, as more fully described under "Proposal 1—Election of Directors—Board of Directors—Composition" above.

The Company does not have a specific policy regarding shareholder nominations of potential directors to the Board of Directors, other than through the process described under "Shareholder Proposals for the 2027 Annual Meeting" below. The Corporate Governance and Nominating Committee will consider director candidates recommended by shareholders in the same manner as it considers candidates recommended by others, including the Board of Directors. Possible nominees to the Board of Directors may be suggested by any Director and given to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee may seek potential nominees and engage search consultants to assist it in identifying potential nominees. The Corporate Governance and Nominating Committee's charter provides that it shall consider all factors it considers appropriate, including the benefits of racial and gender diversity. The Corporate Governance and Nominating Committee recommends to the Board of Directors a slate of nominees for the Board of Directors for inclusion in the matters to be voted upon at each Annual Meeting. The Company's Restated By-laws provide that Directors need not be shareholders. Vacancies on the Board of Directors, other than those resulting from removal by shareholders, may be filled by action of the Board of Directors.

The duties and responsibilities of the Corporate Governance and Nominating Committee are set forth in its charter, which is available at www.khov.com under "Investor Relations," "Corporate Governance," "Highlights" and the Governance Guidelines are available at the same website address under "Investor Relations," "Corporate Governance," "Guidelines."

MEETINGS & COMMITTEES

STRATEGY COMMITTEE

The Strategy Committee is responsible for, among other things, identifying strategy-related topics to be addressed by the Board and assisting the Board in developing the Company's corporate strategy presentations to the Board, including long- and short-term strategic planning topics. In addition, the Strategy Committee provides assistance to the Board in identifying agenda topics to create value for the Company's stockholders.

The members of the Strategy Committee of the Board of Directors are Messrs. Hovnanian, Sorsby and Kangas. The Strategy Committee is currently chaired by Mr. Hovnanian. During the fiscal year ended October 31, 2025, the Strategy Committee met on four occasions. The duties and responsibilities of the Strategy Committee are set forth in its charter, which is available at www.khov.com under "Investor Relations," "Corporate Governance," "Highlights."

VOTE REQUIRED

The election of the nominees to the Company's Board of Directors for the ensuing year, to serve until the next Annual Meeting of Shareholders of the Company, and until their respective successors are elected and qualified, requires that each director be elected by the affirmative vote of a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2026 Annual Meeting. In determining whether each director has received the requisite number of affirmative votes, abstentions and broker non-votes will have no impact on such matter because such shares are not considered votes cast.

Mr. Hovnanian and others with voting power over the shares held by the members of the family of Kevork S. Hovnanian (the "Hovnanian Family") and various trusts and entities established for the benefit of the Hovnanian Family have informed the Company that they intend to vote in favor of the nominees named in this proposal. Because of their collective voting power, these nominees are assured election.

Our Board of Directors recommends that shareholders vote FOR the election of the nominees named in this proposal to the Company's Board of Directors.



PROPOSAL II

—Ratification *of the* Selection *of an* Independent Registered Public Accounting Firm

PROPOSAL II

The selection of an independent registered public accounting firm to audit financial statements of the Company to be made available or transmitted to shareholders and to be filed with the SEC for the fiscal year ending October 31, 2026 is submitted to this 2026 Annual Meeting for ratification. Deloitte & Touche LLP has been selected by the Audit Committee of the Company to audit such financial statements. In the event that the shareholders fail to ratify the appointment, the Audit Committee will consider the view of the shareholders in determining its selection of the Company's independent registered public accounting firm for the subsequent fiscal year. Even if the selection is ratified, the Audit Committee may, in its discretion, direct the appointment of a new independent registered public accounting firm at any time if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

The Company has been advised that representatives of Deloitte & Touche LLP will attend the 2026 Annual Meeting to respond to appropriate questions and will be afforded the opportunity to make a statement if the representatives so desire.

VOTE REQUIRED

Ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm to examine financial statements of the Company for the year ending October 31, 2026 requires the affirmative vote of a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2026 Annual Meeting. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will have no impact on such matter because such shares are not considered votes cast.

Mr. Hovnanian and others with voting power over the shares held by the Hovnanian Family and various trusts and entities established for the benefit of the Hovnanian Family have informed the Company that they intend to vote in favor of this proposal. Because of their collective voting power, this proposal is assured passage.

Our Board of Directors recommends that shareholders vote FOR the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending October 31, 2026.

PROPOSAL III

—Approval *of the* Fourth Amended *and* Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan

PROPOSAL III

Shareholders are being asked to consider and approve a proposal to further amend and restate the Third Amended and Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan (as proposed to be amended, the "Amended Plan"). The Amended Plan, if approved, will permit the Company to continue making equity-based and other incentive awards to its employees, directors and consultants in a manner intended to properly incentivize such individuals by aligning their interest with the interests of the Company's shareholders. The Company has been granting equity-based incentive awards under the existing Third Amended and Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan (the "Existing Plan"), however, the Company presently has insufficient shares of Common Stock ("Shares") remaining available for future grants under the Existing Plan to make equity grants at a level that would be commensurate with the Company's past practices and performance. As of the January 30, 2026 record date for the 2026 Annual Meeting, approximately 258,735 Shares (the "Remaining Reserve") remained available for future grants of awards under the Existing Plan. The proposed Amended Plan will have an aggregate reserve of 1,815,000 Shares (inclusive of previously granted awards), of which up to 358,735 Shares will be available for future grants, which represents an increase of 100,000 Shares above the current Remaining Reserve. The Amended Plan is substantially identical to the Existing Plan, except for the contemplated Share reserve increase. The number and type of awards that may be granted under the Amended Plan are not determinable at this time as the Compensation Committee or the Board, as applicable, will make these determinations in its sole discretion.

The principal purpose of the proposed Amended Plan is to facilitate the ability to grant contemplated long-term performance awards to key employees, directors and consultants of the Company. As described below under "Compensation Discussion and Analysis," equity-based awards have historically formed a significant portion of our total compensation in order to align key employees' and directors' interests with those of our shareholders. Our ability to make equity-based awards helps us attract, retain and motivate key employees and directors as well as foster long-term value-creation.

The Company's Board of Directors has approved the adoption of the Amended Plan and, if the Amended Plan is approved by shareholders at the 2026 Annual Meeting, it will become immediately effective as of the date of the 2026 Annual Meeting. If shareholders do not approve the Amended Plan, the Existing Plan will continue to remain in effect according to its terms, and we may continue to make awards (subject to the Remaining Reserve) under the Existing Plan.

For a discussion of the Amended Plan, see "Material Features of the Amended Plan" below. The Amended Plan is set forth in Appendix A hereto.

BURN RATE AND DILUTION ANALYSIS

In reaching our conclusion as to the appropriateness of the additional share proposal, we reviewed key metrics that are typically used to evaluate such proposals. One such metric many investors use is a calculation that quantifies how quickly a company uses its shareholder capital. The total number of Shares issuable under awards we have granted under the Existing Plan, as a percentage of our annual weighted average Shares outstanding (commonly referred to as the "burn rate"), has been on average 5.3% over the last three completed fiscal years.

As applicable for the performance-based awards, this calculation is based on the amount of Shares issuable at the actual level of performance under awards as of the dates they were vested, except for market share unit ("MSU") grants that are not subject to financial performance conditions in addition to the stock price performance conditions and which are included at target as of the dates they were granted and subsequently adjusted to reflect actual earnings levels above target based on actual stock price performance achievement. In addition to burn rate, many investors look at the economic effect of dilution. Assuming all Shares of the Company being requested to be included as the share reserve under the Amended Plan pursuant to this proposal were fully dilutive as of January 30, 2026, the dilutive effect of the increased number of shares above the Remaining Reserve on all outstanding Shares would be approximately 1.5%.



When evaluating our burn rate and shareholder dilution as described above and related analysis and recommendations by Institutional Shareholder Services ("ISS"), we believe that shareholders should take into consideration the following relevant factors:

The dollar value of our annual equity grants is market standard for a company with our level of revenue and EBIT performance. However, due to our debt level, our award levels may appear disproportionate when compared to our market capitalization. Accordingly, if ISS used our enterprise value (which accounts for debt) instead of market capitalization to calculate our Shareholder Value Transfer ("SVT"), we would be more in line with ISS benchmarks.

In 2019 and 2020, ISS compared us to Non-Russell 3000 companies with higher burn rate benchmarks. Beginning in 2021, ISS started comparing us to Russell 3000 companies which resulted in our burn rate benchmarks falling dramatically. However, due to the lag in reporting performance awards in the burn rate, our 2019 and 2020 grants which were made under higher burn rate benchmarks are now being reflected in our burn rate analysis even though we are being measured against a lower benchmark. Accordingly, under ISS' evaluation protocols, our award levels that were appropriate when granted are nevertheless adversely impacting our analysis now.

Because we traditionally net settle our equity awards to satisfy tax withholding, ISS' burn rate and dilution calculations are artificially high as their calculations are based on gross shares rather than net shares issued.

Our burn rate includes time-based MSUs at deemed target level performance when granted. Any incremental shares earned over target are added to the burn rate calculation in the year earned. However, in certain years our MSUs paid out at less than target level, without a corresponding reduction adjustment to our burn rate.

Our Board of Directors recommends that shareholders vote FOR the approval of the Amended Plan.

MATERIAL FEATURES OF THE AMENDED PLAN

The following is a brief summary of the material features of the Amended Plan. Because this is only a summary, it does not contain all the information about the Amended Plan that may be important to you and is qualified in its entirety by the full text of the Amended Plan as set forth in Appendix A hereto.

PURPOSE

The purpose of the Amended Plan is to aid the Company and its affiliates in recruiting and retaining key employees, directors and consultants of outstanding ability and to motivate those employees, directors and consultants to exert their best efforts on behalf of the Company and its affiliates by providing incentives through the granting of "Awards", which consist of options, stock appreciation rights or other stock-based Awards (including performance-based Awards) granted pursuant to the Amended Plan. All employees, directors and consultants of the Company and its affiliates are eligible to participate in the Amended Plan if they are selected by the Compensation Committee of the Board of Directors (the "Committee") to participate in the Amended Plan (any such individual, a "Participant"). For the fiscal year ended October 31, 2025, approximately 106 employees, 7 directors (includes non-employee directors only) and no consultants were selected by the Committee to participate in the Existing Plan. The Company anticipates that future participation by employees and directors under the Amended Plan will be similar to their historical participation under the Existing Plan.

ADMINISTRATION

The Amended Plan is generally administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are each intended to be "Non-Employee Directors" within the meaning of Rule 16b-3 under the Exchange Act and "independent directors" within the meaning of the applicable rules, if any, of any national securities exchange on which shares of Common Stock of the Company are listed or admitted to trading; provided, however, that any action permitted to be taken by the Committee may be taken by the Board of Directors in its discretion. Additionally, if the Company's Chief Executive Officer is serving as a member of the Board of Directors, the Board of Directors may by specific resolution constitute the Chief Executive Officer as a "committee of one" with the authority to grant Awards covering up to 40,000 Shares per fiscal year to certain non-executive officer Participants.

AWARDS

Awards are determined ("granted") by the Committee and are subject to the terms and conditions stated in the Amended Plan and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine. Under the terms of the Amended Plan, vesting of (or lapsing of restrictions on) an Award at the time of grant may not occur any more rapidly than on the first anniversary of the grant date for such Award (or the date of commencement of employment or service, in the case of a grant made in connection with a Participant's commencement of employment or service), other than (i) in connection with a Change in Control (as defined in the Amended Plan) or (ii) as a result of a Participant's death, retirement, disability or involuntary termination of employment without cause; provided, that such minimum vesting condition will not be required on Awards covering, in the aggregate, a number of Shares not to exceed 5% of the Absolute Share Limit, as defined and described below under "Limitations." However, the Committee retains the ability under the Amended Plan to waive terms and conditions applicable to an Award after the time of grant (including with respect to the ability to accelerate or waive vesting conditions) in connection with a Participant's death or disability. Any stock options or stock appreciation rights granted must have a per share exercise price that is not less than 100% of the fair market value of the Company's Common Stock underlying such awards on the date an award is granted (other than in the case of awards granted in substitution of previously granted awards). The maximum term for stock options and stock appreciation rights granted under the Amended Plan is ten years from the initial date of grant.



EFFECT OF CERTAIN EVENTS ON AMENDED PLAN AND AWARDS

In the event of any change in the outstanding Shares of Common Stock by reason of any stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of Shares or other corporate exchange or change in capital structure, any distribution to shareholders of Common Stock other than regular cash dividends or any similar event, the Committee in its sole discretion and without liability to any person shall make such substitution or adjustment, if any, as it deems to be equitable, as to (1) the number or kind of Common Stock or other securities that may be issued as set forth in the Amended Plan or pursuant to outstanding Awards, (2) the exercise price relating to outstanding options or stock appreciation rights, (3) the maximum number or amount of Awards that may be granted to a Participant during a fiscal year and/or (4) any other affected terms of such Awards. Except as otherwise provided in an Award agreement, in the event of a Change in Control, (1) outstanding Awards will be subject to "double-triggered" vesting protection in the event that the Participant is involuntarily terminated without "cause" or terminates for "good reason" within the two year period following such Change in Control, (2) any service-based vesting condition will be deemed fully satisfied if the Company's Shares cease to be publicly traded on a national securities exchange and (3) performance-based vesting conditions with respect to Awards will be deemed achieved based on the Share price in effect immediately prior to the Change in Control (in the case of vesting conditions linked to Share price) or based on deemed target level performance achievement (in the case of other performance-vesting conditions). Additionally, in the event that the Company or other surviving entity following the Change in Control will not be assuming outstanding Awards following the Change in Control, vesting of outstanding Awards will be automatically accelerated and such Awards will then be canceled in exchange for a payment in cash or other property equal to the value thereof as determined by the Committee which, in the case of options and stock appreciation rights, may equal the excess, if any, of value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares of Common Stock of the Company subject to such options or stock appreciation rights (or, if no consideration is paid in any such transaction, the fair market value of the Shares of Common Stock of the Company subject to such options or stock appreciation rights) over the aggregate exercise price of such options or stock appreciation rights.

LIMITATIONS

The Amended Plan provides that the total number of Shares of Common Stock of the Company that may be issued under the Amended Plan is 1,815,000 (the "Absolute Share Limit"). The number of Shares covered by Awards granted under the Amended Plan and awards that were outstanding under the Company's 2012 Amended and Restated Stock Incentive Plan (the "2012 Plan") as of the date the 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan (the "Original Plan") was initially approved by shareholders that terminate or lapse without the payment of consideration will be available for future grants under the Amended Plan. The Amended Plan also provides that the maximum number of Shares subject to Awards granted during a calendar year to any non-employee director serving on the Board, taken together with any cash fees paid to such non-employee director during such calendar year, shall not exceed $600,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

No Award may be granted under the Amended Plan after the tenth anniversary of January 24, 2020 (i.e., the date when the Board of Directors initially adopted the Original Plan), but Awards theretofore granted may be extended beyond that date.

The Amended Plan generally prohibits the Company from taking actions that would constitute a "repricing" of stock options or stock appreciation rights (for example, lowering exercise prices for outstanding Awards). Additionally, the Amended Plan precludes the payment of dividends or dividend equivalent rights on Awards unless and until the corresponding Award has vested in accordance with its terms. The Amended Plan also precludes the payment of dividends or dividend equivalent rights on outstanding stock options and stock appreciation rights.

AMENDMENT AND TERMINATION

The Committee may amend, alter or discontinue the Amended Plan, but no amendment, alteration or discontinuation shall be made which, (a) without the approval of the shareholders of the Company, would (except as provided in the Amended Plan in connection with adjustments in certain corporate events), increase the total number of Shares of Common Stock of the Company reserved for the purposes of the Amended Plan or change the maximum number of Shares of Common Stock of the Company for which Awards may be granted to any Participant or amend the prohibitions on repricing set forth above or (b) without the consent of a Participant, would materially impair any of the rights or obligations under any Award theretofore granted to such Participant under the Amended Plan; provided, however, that the Committee may amend the Amended Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), or other applicable laws. The Committee may not amend, alter or discontinue the provisions relating to a Change in Control after the occurrence of a Change in Control.

CLAWBACK/FORFEITURE

Any Awards granted under the Amended Plan may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law or listed company rules, to the extent otherwise provided in an Award agreement at the time of grant or as determined pursuant to the Company's recoupment policy.

NONTRANSFERABILITY OF AWARDS

Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution. Notwithstanding the foregoing, and subject to the conditions stated in the Amended Plan, a Participant may transfer an option (other than an option that is also an incentive stock option granted pursuant to the Amended Plan) or stock appreciation right in whole or in part by gift or domestic relations order to a family member of the Participant. Under no circumstances will the Committee permit the transfer of an Award for value.



CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Stock Options

An employee to whom an incentive stock option ("ISO") that qualifies under Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such option. No federal income tax deduction will be allowable to the Company upon the grant or exercise of such ISO. However, upon the exercise of an ISO, special alternative minimum tax rules apply for the employee.

When the employee sells Shares acquired through the exercise of an ISO more than one year after the date of transfer of such Shares and more than two years after the date of grant of such ISO, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such Shares and the option price. If the employee does not hold such Shares for this period, when the employee sells such Shares, the employee will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and regulations thereunder, and the Company will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

An employee to whom an option that is not an ISO (a "non-qualified option") is granted will not recognize income at the time of grant of such option. When such employee exercises a non-qualified option, the employee will recognize ordinary compensation income equal to the excess, if any, of the fair market value as of the date of a non-qualified option exercise of the Shares the employee receives, over the option exercise price. The tax basis of such Shares will be equal to the exercise price paid plus the amount includable in the employee's gross income, and the employee's holding period for such Shares will commence on the day after which the employee recognized taxable income in respect of such Shares. Any subsequent sale of the Shares by the employee will result in long- or short-term capital gain or loss, depending on the applicable holding period. Subject to applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to a federal income tax deduction in respect of the exercise of non-qualified options in an amount equal to the ordinary compensation income recognized by the employee. Any such compensation includable in the gross income of an employee in respect of a non-qualified option will be subject to appropriate federal, state, local and foreign income and employment taxes.

Restricted Stock

Unless an election is made by the Participant under Section 83(b) of the Code, the grant of an Award of restricted stock will have no immediate tax consequences to the Participant. Generally, upon the lapse of restrictions (as determined by the applicable restricted stock agreement between the Participant and the Company), a Participant will recognize ordinary income in an amount equal to the product of (a) the fair market value of a share of Common Stock of the Company on the date on which the restrictions lapse, less any amount paid with respect to the Award of restricted stock, multiplied by (b) the number of Shares of restricted stock with respect to which restrictions lapse on such date. The Participant's tax basis will be equal to the sum of the amount of ordinary income recognized upon the lapse of restrictions and any amount paid for such restricted stock. The Participant's holding period will commence on the date on which the restrictions lapse.

A Participant may make an election under Section 83(b) of the Code within 30 days after the date of transfer of an Award of restricted stock to recognize ordinary income on the date of award based on the fair market value of Common Stock of the Company on such date. An employee making such an election will have a tax basis in the Shares of restricted stock equal to the sum of the amount the employee recognizes as ordinary income and any amount paid for such restricted stock, and the employee's holding period for such restricted stock for tax purposes will commence on the date after such date.

With respect to Shares of restricted stock upon which restrictions have lapsed, when the employee sells such Shares, the employee will recognize capital gain or loss consistent with the treatment of the sale of Shares received upon the exercise of non-qualified options, as described above.

Stock Units

A Participant to whom a restricted stock unit ("RSU") is granted generally will not recognize income at the time of grant (although the Participant may become subject to employment taxes when the right to receive Shares becomes "vested" due to retirement eligibility or otherwise). Upon delivery of Shares of Common Stock of the Company in respect of an RSU, a Participant will recognize ordinary income in an amount equal to the product of (a) the fair market value of a Share of Common Stock of the Company on the date on which the Common Stock of the Company is delivered, multiplied by (b) the number of Shares of Common Stock of the Company delivered.

Other Stock-based Awards

    With respect to other stock-based Awards paid in cash or Common Stock, Participants will generally recognize income equal to the fair market value of the Award on the date on which the Award is delivered to the recipient.

Code Section 409A

    Section 409A ("Section 409A") of the Code generally sets forth rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) upon the service provider who is entitled to receive the deferred compensation. Certain Awards that may be granted under the Amended Plan may constitute "deferred compensation" within the meaning of and subject to Section 409A. While the Committee intends to administer and operate the Amended Plan and establish terms (or make required amendments) with respect to Awards subject to Section 409A in a manner that will avoid the imposition of additional taxation under Section 409A upon a Participant, there can be no assurance that additional taxation under Section 409A will be avoided in all cases. In the event the Company is required to delay delivery of Shares or any other payment under an Award in order to avoid the imposition of an additional tax under Section 409A, the Company will deliver such Shares (or make such payment) on the first day that would not result in the Participant incurring any tax liability under Section 409A. The Committee may amend the Amended Plan and outstanding Awards to preserve the intended benefits of Awards granted under the Amended Plan and to avoid the imposition of an additional tax under Section 409A.

General

Ordinary income recognized by virtue of the exercise of non-qualified options, the lapse of restrictions on restricted stock or RSUs or payments made in cash or Shares of Common Stock of the Company is subject to applicable tax withholding as required by law.

The Company generally will be entitled to a federal tax deduction to the extent permitted by the Code at the time and in the amount that ordinary income is recognized by Participants.

The discussion set forth above does not purport to be a complete analysis of all potential tax consequences relevant to recipients of options or other Awards or to their employers or to describe tax consequences based on particular circumstances. It is based on federal income tax law and interpretational authorities as of the date of this proxy statement, which are subject to change at any time.



STOCK AWARDS PREVIOUSLY GRANTED UNDER THE EXISTING PLAN

The following table sets forth information as of January 30, 2026, on the awards granted under the Existing Plan since its adoption and after giving effect to Shares forfeited and reincluded in the Existing Plan pool. The closing price of the Class A Common Stock on the NYSE on January 30, 2026 (the record date for the 2026 Annual Meeting) was $112.65 per Share (Shares of Class B Common Stock convert on a one-for-one basis to Shares of Class A Common Stock).

Name & Position	Stock Option Grants	Restricted Stock Unit Grants*	Total of All Columns in Table
	# of shares covered	# of shares covered	# of shares covered
Ara K. Hovnanian, Chief Executive Officer and Chairman of the Board	—	697,883	697,883
Brad G. O'Connor, Chief Financial Officer	—	98,207	98,207
Michael P. Wyatt, Chief Operating Officer	—	79,252	79,252
Alexander Hovnanian, President	—	117,208	117,208
Current Executive Officers as a Group	—	992,550	992,550
Robert B. Coutts, Independent Director	—	14,730	14,730
Miriam Hernandez-Kakol, Independent Director	—	5,871	5,871
Edward A. Kangas, Independent Lead Director	—	16,835	16,835
Joseph A. Marengi, Independent Director	—	16,835	16,835
Vincent Pagano Jr., Independent Director	—	14,730	14,730
Robin Stone Sellers, Independent Director	—	14,730	14,730
J. Larry Sorsby, Director	—	223,488	223,488
Current Non-Executive Directors as a Group	—	307,219	307,219
All Employees, including All Current Officers who are not Executive Officers, as a Group	—	287,311	287,311

Includes all full value shares granted under the Existing Plan in fiscal 2020 through fiscal 2025, which consist of RSUs, the maximum number of shares that are potentially issuable under the Performance Share Units ("PSUs") granted in fiscal 2025 and the maximum number of shares that are potentially issuable under the 2024 Long Term Incentive Program and 2025 Long Term Incentive Program. Also includes the maximum number of shares that are potentially issuable under the 2026 Long Term Incentive Program which were granted in fiscal 2026.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 31, 2025 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Plan Category	Number of Class A Common Stock Securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Number of Class B Common Stock Securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted Average Exercise Price of outstanding Class A Common Stock options, warrants and rights (2) (b)	Weighted Average Exercise Price of outstanding Class B Common Stock options, warrants and rights (3) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans excluding securities reflected in columns (a) (4) (c)
Equity compensation plans approved by security holders	538,654	681,173	$31.89	$29.98	329,394
Equity compensation plans NOT approved by security holders	—	—	—	—	—
Total	538,654	681,173	$31.89	$29.98	329,394

(1)

Includes the maximum number of shares that are potentially issuable under the PSUs granted in fiscal year 2025 and the maximum number of shares that are potentially issuable under the 2024 and 2025 Long-Term Incentive programs under the Existing Plan.

(2)

Does not take into account 181,264 shares that may be issued upon the vesting of restricted stock and performance-based awards discussed in (1) above, nor 1,758 shares of restricted stock vested but not yet issued nor 280,443 shares of restricted stock deferred due to mandatory hold requirements, in each case, because they have no exercise price.

(3)

Does not take into account 271,771 shares that may be issued upon the vesting of the performance-based awards discussed in (1) above nor 355,802 shares of restricted stock deferred due to mandatory hold requirements, in each case, because they have no exercise price.

(4)

Under the Company's equity compensation plans, securities may be issued in either Class A Common Stock or Class B Common Stock.

ADDITIONAL EQUITY COMPENSATION PLAN INFORMATION

The following is the Company's overhang information, which measures the number of Shares subject to equity-based awards outstanding but unexercised or unvested, as of January 30, 2026, for all of the Company's existing equity compensation plans, as well as certain other information relating to outstanding awards under the plans:

Stock options outstanding: 128,789

Weighted average exercise price of outstanding stock options: $31.09

Weighted average remaining contractual term of outstanding stock options: 2.4 years

Full value stock awards outstanding (including performance-based stock awards based on achieving the actual outcome, where known, or the maximum potential outcome, where the performance period has not ended): 377,480

Shares available for future grants of awards (including performance-based stock awards based on achieving the actual outcome, where known, or the maximum outcome, where the performance period has not ended): 258,735

Total Shares of Common Stock outstanding: 5,938,043

REGISTRATION WITH THE SEC

If the Amended Plan as described in this Proposal 3 is approved by shareholders, the Company will file a Registration Statement on Form S-8 with the SEC with respect to the additional Shares of the Company's Common Stock to be registered pursuant to the Amended Plan as soon as reasonably practicable following shareholder approval.

VOTE REQUIRED

Adoption of the Amended Plan requires approval by a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2026 Annual Meeting. Broker non-votes will not count as votes cast "for" or "against" the proposal to adopt the Amended Plan and will have no effect on the outcome of the proposal.

Mr. Hovnanian and others with voting power over the shares held by the Hovnanian Family and various trusts and entities established for the benefit of the Hovnanian Family have informed the Company that they intend to vote in favor of this proposal. Because of their collective voting power, this proposal is assured passage.

Our Board of Directors recommends that shareholders vote FOR the approval of the Amended Plan.



PROPOSAL IV

—Advisory Vote *on*
Executive Compensation

PROPOSAL IV

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")) and the related rules of the SEC, we are including in these proxy materials a separate resolution subject to shareholder vote to approve, in a non-binding advisory vote, the compensation of our named executive officers ("NEOs"), as disclosed on pages 76 to 160.

In considering their vote, shareholders may wish to review with care the information on the Company's compensation policies and decisions regarding the NEOs presented in "Compensation Discussion and Analysis" on pages 76 to 128, as well as the discussion regarding the Compensation Committee on pages 70 to 75.

As we discuss in the "Compensation Discussion and Analysis" section, the Board of Directors believes that the Company's long-term success depends in large measure on the talents of the Company's employees. The Company's compensation system plays a significant role in the Company's ability to attract, retain and motivate the highest quality associates in a difficult market. The principal underpinnings of the Company's compensation system are an acute focus on performance, shareholder alignment, sensitivity to the relevant marketplace and a long-term orientation.

The Compensation Committee ties increases or decreases in overall compensation to the achievement of key performance factors the Board of Directors believes are critical to the Company's success during that period. The Committee seeks to motivate management to achieve improved financial performance of the Company through bonus plans that reward higher performance with increased bonuses and hold management accountable for financial performance that falls below targeted levels by paying reduced bonuses. In addition, the periodic long-term incentive programs ("LTIPs") adopted by the Company have conditioned payouts on the achievement of certain targets for increasing profitability and earnings before interest and taxes ("EBIT") Return on Investment and lowering or refinancing debt, reducing interest expense and achieving strategic initiatives over multi-year performance periods. Moreover, in recent years, the NEOs have received performance share units ("PSUs"), which are tied to financial performance and/or stock price performance. The PSU awards are tied to financial performance conditions (for 2025, absolute EBIT levels and absolute EBIT Return on Investment levels). As discussed in the "Compensation Discussion and Analysis" section, the rigor of the performance conditions related to the long-term incentive programs is demonstrated by the fact that, on average for LTIP awards granted during fiscal years 2018 through 2022, we have set the three-year cumulative pre-tax profit targets at 252% of what was achieved for the most recently completed three-year periods at the time the LTIP awards were granted. In addition, LTIP awards granted during fiscal years 2023 through 2025 require Relative EBIT Return on Investment to be in the top quintile compared to our Peer Group (as defined below) to earn the maximum potential award for that metric. Moreover, our 2025 LTIP requires a 1,527 and 2,860 basis point improvement in net debt to capital at target and maximum performance, respectively, compared to the average net debt to capital level on the last day of the three most recently completed fiscal years at the time the award was granted.

In recent years, the Committee has determined to weight the Company's variable compensation programs toward rigorous performance conditions with metrics such as pretax profit, liquidity, shareholder value preservation, debt reduction, alternative capital raises, EBIT Return on Investment, gross margin and new communities opened. As context for basing the Company's compensation programs on these metrics, the Committee considered that, at the point at which housing starts were at the lowest levels during the great housing recession in 2009, the Company had written off over $2.5 billion of asset value and, as a result, was significantly overleveraged. During this period, many homebuilders declared bankruptcy and certain others significantly diluted shareholders via new equity issuances or by selling their companies at extremely low valuations. Hovnanian's management chose to preserve shareholder value by managing the Company for growth and taking creative steps to refinance and pay down its heavy debt load. From the beginning of 2009 through fiscal 2025, the Company has reduced its public debt by about $1.6 billion, including a $636 million debt reduction since October 31, 2020. Despite this reduction, the Company remains overleveraged, with interest rates on debt instruments significantly above its lower leveraged peers. Accordingly, the Company continues to have a large interest expense burden which causes profitability to be more challenging to achieve and makes it difficult to compare the Company with its peers on profitability alone. Notwithstanding the large interest expense burden, when measuring pure operating performance by the ratio of adjusted EBIT to investment, the Company has performed in the top half of its Peer Group for each of the six years ending with fiscal 2025. In addition, the Company continues to rank highest among its Peer Group in inventory turns.



The Compensation Committee's policies and actions have included the following:

Selection of bonus metrics that correspond to the financial and strategic operational needs of the Company during the relevant period.

Focus on increasing profitability and EBIT Return on Investment and lowering or refinancing debt, reducing interest expense and achieving strategic initiatives over multi-year performance periods through periodic LTIP awards for all NEOs.

Practice of tying portions of equity awards to performance criteria. For example, in fiscal 2025, the NEOs were granted PSUs, half of which are tied to absolute EBIT levels and half of which are tied to absolute EBIT Return on Investment levels. Additional details are described below under "Compensation Discussion and Analysis—Details of Compensation Elements—Stock Grants."

Active management of both equity award levels and the number of shares available for new equity-based awards.

The text of the resolution in respect of this proposal is as follows:

"Resolved, that the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K in the Proxy Statement relating to the Company's Annual Meeting of Shareholders to be held on March 31, 2026, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved."

VOTE REQUIRED

The approval of the compensation paid to the Company's named executive officers requires the affirmative vote of a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2026 Annual Meeting. In determining whether the proposal has received the requisite number of affirmative votes, abstentions and broker non–votes will have no impact on such matter because such shares are not considered votes cast.

Mr. Hovnanian and others with voting power over the shares held by the Hovnanian Family and various trusts and entities established for the benefit of the Hovnanian Family have informed the Company that they intend to vote in favor of this proposal. Because of their collective voting power, this proposal is assured passage.

Our Board of Directors recommends that shareholders vote FOR the approval of this resolution.

The

COMPENSATION
COMMITTEE

The Compensation Committee of the Board of Directors (the "Committee") is the principal overseer of the Company's various policies and procedures related to executive compensation. The Committee meets at least four times a year and consults with outside compensation consultants as needed to assess industry trends and overall compensation issues. The Committee is governed by its charter, which is available at www.khov.com under "Investor Relations," "Corporate Governance," "Highlights."

AREAS OF RESPONSIBILITY

The Committee, in conjunction with the Board of Directors and with management's input, shapes the Company's executive compensation philosophy and objectives. In particular, the Committee is charged with:

Reviewing and approving, at least annually, the salaries, bonuses and other forms of compensation, including equity grants, for the Company's executive officers;

Reviewing, at least annually, compensation paid to the Company's non-employee Directors;

Periodically reviewing the Company's policies and procedures pertaining to the Company's equity award plans and forms of equity grants to all employees and non-employee Directors, employee benefit plans (for example, the 401(k) plan and deferred compensation plans), severance agreements and executive perquisites;

Fostering good corporate governance practices as they relate to executive compensation;

Reviewing, at least annually, as part of the Board of Directors' oversight responsibilities, the Company's compensation program and reports from management regarding its assessment of whether there are any compensation risks that are reasonably likely to result in a material adverse effect on the Company (see "Oversight of Risk Management" below); in addition, the Committee regularly considers business and compensation risks as part of its process for establishing performance goals and determining incentive awards for each of the NEOs;

Reviewing and discussing with management the "Compensation Discussion and Analysis" (the "CD&A") for inclusion in the Company's annual proxy statement and annual report on Form 10-K and, based on that review and discussion, determining whether or not to recommend to the Board of Directors that the CD&A be included in the Company's annual proxy statement; and

Preparing the compensation committee report on executive compensation for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations of the NYSE, SEC and other applicable regulatory bodies.

The Committee's actions and procedures are discussed in more detail next and further below under "Compensation Discussion and Analysis."

COMPENSATION REVIEW PROCESS FOR THE NAMED EXECUTIVE OFFICERS

The Committee, in conjunction with the Board of Directors and with management's input, is responsible for making decisions related to the overall compensation of the NEOs, excluding the CEO, whose compensation is determined solely by the Compensation Committee and the Board of Directors.

At least annually, the Committee establishes objective financial measures for determining bonus awards to the NEOs. The Committee also considers salary, employee benefits and discretionary bonus awards, if any, for the NEOs.

In determining overall compensation for the NEOs, the Committee may consult with other members of the Board of Directors, including the CEO, rather than relying solely on the Company's financial performance measures in determining their compensation. The CEO often provides the Committee with insight on the individual performance of executives (other than with respect to himself). The CEO is not present for the Committee's evaluation of his individual performance. The Committee also reviews and analyzes the compensation of the named executive officers of the Company's peer group of nine publicly-traded homebuilding companies (the "Peer Group"), discussed further below. The Committee may engage outside compensation consultants in relation to various compensation issues. The Committee may also instruct a compensation consultant to provide assistance in fostering an overall compensation program that aligns with its compensation philosophy to guide, motivate, retain and reward its executives for the achievement of the Company's financial performance, strategic initiatives and individual goals, including increased long-term shareholder value during a challenging business environment. Notwithstanding any input from compensation consultants and management, the Committee, or any subcommittee of the Committee to which the Committee has delegated its responsibilities, has the sole discretion to make all final decisions related to NEO compensation.

OUTSIDE COMPENSATION CONSULTANT

For fiscal 2025, the Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook") as the Committee's outside compensation consultant to provide certain services related to executive and non-employee Director compensation. In fiscal 2025, FW Cook assisted the Committee with its review of the Company's annual bonus, long-term incentive and equity compensation plans for the CEO and other NEOs as well as its review of the compensation program for the non-employee Directors and the Compensation Committee's compensation risk assessment.

FW Cook does not provide any other services to the Company unless approved by the Committee, and no such other services were provided in fiscal 2025. After considering the relevant factors, the Company determined that no conflicts of interest have been raised in connection with the services FW Cook performed for the Committee in fiscal 2025.

The Committee's primary objective in engaging FW Cook has been to obtain advice and feedback related to maintaining programs that provide competitive compensation opportunities for executives compared to the Peer Group. FW Cook also provided assistance to the Committee in fostering an overall compensation program as discussed above.

The Committee weighs the advice and feedback from its compensation consultant and the members of the Board of Directors, as well as the views of, and information gathered by, the members of management it has consulted in conjunction with its review of other information the Committee considers relevant, when making decisions or making recommendations to the full Board of Directors regarding executive compensation.

BOARD COMMUNICATION

The Company's Board of Directors is updated at least quarterly on any compensation decisions or recommendations made by the Committee, and the Committee requests feedback from the Board of Directors regarding specific compensation issues as it deems necessary.

COMPENSATION COMMITTEE INTERLOCKS & INSIDER PARTICIPATION

During the fiscal year ended October 31, 2025, the members of the Committee were Mr. Marengi, Mr. Coutts, Ms. Hernandez-Kakol and Mr. Kangas, none of whom at any time has been an officer or employee of the Company or any of its subsidiaries or have any relationships requiring disclosure under Item 404(a) of Regulation S-K in this Proxy Statement. None of our executive officers served on the board of directors or compensation committee of any other entity that has or had one or more executive officers who served on our Board of Directors or our Compensation Committee during fiscal 2025.

COMPENSATION COMMITTEE REPORT

The Committee has reviewed and discussed the Compensation Discussion and Analysis provided below with the Company's management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2025.

COMPENSATION COMMITTEE

Joseph A. Marengi, Chair
Robert B. Coutts
Miriam Hernandez-Kakol
Edward A. Kangas



COMPENSATION DISCUSSION & ANALYSIS

1. EXECUTIVE SUMMARY

BACKGROUND

In recent years, the Committee has determined to weight the Company's variable compensation programs toward rigorous performance conditions with metrics such as pretax profit, liquidity, shareholder value preservation, debt reduction, alternative capital raises, EBIT Return on Investment, gross margin and new communities opened. As context for basing the Company's compensation programs on these metrics, the Committee considered that, at the point at which housing starts were at the lowest levels during the great housing recession in 2009, the Company had written off over $2.5 billion of asset value and, as a result, was significantly overleveraged. During this period, many homebuilders declared bankruptcy and certain others significantly diluted shareholders via new equity issuances or by selling their companies at extremely low valuations. Hovnanian's management chose to preserve shareholder value by managing the Company for growth and taking creative steps to refinance and pay down its heavy debt load. From the beginning of 2009 through fiscal 2025, the Company has reduced its public debt by about $1.6 billion, including a $636 million debt reduction since October 31, 2020. Despite this reduction, the Company remains overleveraged, with interest rates on debt instruments significantly above its lower leveraged peers. Accordingly, the Company continues to have a large interest expense burden which causes profitability to be more challenging to achieve and makes it difficult to compare the Company with its peers on profitability alone. Notwithstanding the large interest expense burden, when measuring pure operating performance by the ratio of adjusted EBIT to investment, the Company has performed in the top half of its Peer Group for each of the six years ending with fiscal 2025. In addition, the Company continues to rank highest among its Peer Group in inventory turns.

COMPANY PERFORMANCE IN FISCAL 2025

The demand for new and existing homes is dependent on a variety of demographic and economic factors, including job and wage growth, household formation, consumer confidence, mortgage financing, interest rates, inflation and overall housing affordability.

From January 2022 to October 2023, 30-year mortgage rates more than doubled. The sharp increase in interest rates, persistently high levels of inflation and doubt about the stability of the economy negatively impacted housing demand beginning in the second half of fiscal 2022 and into fiscal 2023. During the first quarter of fiscal 2024, mortgage rates declined, which had a positive effect on our sales pace. Rates fluctuated for the remainder of fiscal 2024 and throughout fiscal 2025 but still remain persistently high. As a result, affordability generally remains challenging for homebuyers. We have stayed aggressive in our pricing, incentives and concessions in order to align with the current market.

We continue to use our increased inventory of quick-move-in homes ("QMI homes") to help meet buyers' needs for more affordable housing in the existing uncertain interest rate environment. The time between contract signing and closing is shorter with a QMI home as compared to a to be built home, which provides customers with more certainty on their mortgage pricing. The availability of QMI homes also allows us to offer mortgage interest rate buydown assistance, which is a tool we offer through our wholly-owned mortgage banking subsidiary ("K. Hovnanian Mortgage"), to help ease the impact of higher monthly payments from rising interest rates. We pay the cost of interest rate buydowns for customers that qualify through K. Hovnanian Mortgage and decide to use the program. The level of interest rate-based incentives utilized differs across our markets and is one of several available options we use to drive sales and close homes.

Although the long-term fundamentals of the new home market remain favorable, during fiscal 2025, volatility in the broader economy and affordability constraints caused many consumers to delay purchasing a new home. As a result of this more difficult sales environment, we experienced a decrease in net contracts compared to fiscal 2024. Even as mortgage rates increased and we focused on increasing sales pace versus price, we were still able to raise net prices in approximately 36% of our communities during the fourth quarter of fiscal 2025.

There remains a great degree of uncertainty due to inflation, tariffs, the continued possibility of an economic recession, employment risk and the potential for further mortgage rate increases. While we continue to experience certain supply chain issues, we remain focused on continuing to shorten our construction cycle times and building on our national initiatives to drive down costs with our material providers and trade partners. The changing conditions in the housing market, and in the general economy, make it difficult to predict how strongly our business will be impacted by these external factors over fiscal 2026 and beyond.

Our cash position allowed us to spend $859.4 million on land purchases and land development for long-term growth during fiscal 2025 and still have total liquidity of $404.1 million, including $272.8 million of homebuilding cash and cash equivalents and $125.0 million of borrowing capacity under our senior secured revolving credit facility as of October 31, 2025. In addition, our September 2025 issuance of $900.0 million in aggregate amount of senior unsecured notes to refinance all of our senior secured notes and secured term loan facility contributed to our ongoing efforts to manage and simplify the Company's capital structure and strengthen its financial position.



Additional information on our results for the year ended October 31, 2025 were as follows:

For the year ended October 31, 2025, sale of homes revenues decreased 0.8% as compared to the prior year, due to a 3.5% decrease in average sales prices, partially offset by a 2.8% increase in homes delivered. The increase in deliveries in fiscal 2025 was primarily the result of a 7.7% increase in community count as well as an increase in QMI contracts.

Homebuilding gross margin percentage decreased from 18.7% for the year ended October 31, 2024 to 12.7% for the year ended October 31, 2025, and homebuilding gross margin percentage, before cost of sales interest expense and land charges, decreased from 22.0% for the year ended October 31, 2024 to 17.2% for the year ended October 31, 2025. The decreases were primarily due to the increased use of incentives and concessions, including additional mortgage interest rate buydowns, to make our homes more affordable. In the current homebuilding environment, we remain focused on driving financial performance by increasing our sales pace versus achieving a higher gross margin. Homebuilding gross margin percentage, before cost of sales interest expense and land charges, is a non-GAAP measure. See page 33 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2025 for a reconciliation of this measure to homebuilding gross margin percentage, the most directly comparable GAAP measure.

Selling, general and administrative expenses (including corporate general and administrative) increased $7.6 million for the year ended October 31, 2025 as compared to the prior year; however, as a percentage of total revenue, such costs were relatively flat at 11.7% for the year ended October 31, 2025 compared to 11.4% for the year ended October 31, 2024. The increase was primarily due to an increase in advertising expenses and compensation expense, mainly related to increased headcount and annual merit increases, as well as fees incurred on unused builder forward commitments. The increase in headcount was in preparation for expected growth in community count and deliveries in fiscal 2025 and fiscal 2026.

Other interest increased to $35.4 million for the year ended October 31, 2025 from $30.8 million for the year ended October 31, 2024, primarily due to an increase in communities in planning, along with an increase in banking and model lease financing interest, as our inventory not owned increased during fiscal 2025.

Income before income taxes decreased to $86.1 million for the year ended October 31, 2025 from $317.1 million for the year ended October 31, 2024. Similarly, net income declined to $63.9 million for fiscal 2025, compared to $242.0 million in the previous fiscal year. Several key factors contributed to these reductions. Although both fiscal years included gains resulting from the consolidation of previously unconsolidated joint ventures, the gain in fiscal 2024 was $45.7 million whereas the gain for fiscal 2025 was $18.9 million. Additionally, the results for the year ended October 31, 2025 reflected a loss on extinguishment of debt totaling $33.1 million. In contrast, the year ended October 31, 2024 included a gain on extinguishment of debt totaling $1.4 million. Net income was also negatively impacted by inventory impairments and land option write-offs of $39.6 million and $11.6 million for the years ended October 31, 2025 and 2024, respectively.

Earnings per share, basic and diluted, decreased to $7.95 and $7.43, respectively, for the year ended October 31, 2025, compared to earnings per share, basic and diluted of $34.40 and $31.79, respectively, for the year ended October 31, 2024.

Net contracts decreased 3.1% to 5,023 for the year ended October 31, 2025, compared to 5,186 in the prior year. Included in the years ended October 31, 2025 and 2024 were 44 and 276 build-for-rent contracts, respectively.

Net contracts per active selling community decreased to 35.9 for the year ended October 31, 2025 compared to 39.9 in the prior year. The decrease was due to the decrease in net contracts from October 31, 2024 to October 31, 2025.

Active selling communities increased to 140 at October 31, 2025 compared to 130 at October 31, 2024, while our total lots controlled decreased to 35,883 at October 31, 2025 compared to 41,891 at October 31, 2024. This reduction in the number of total lots controlled was primarily the result of our decision to walk away from certain lower margin lots. These lots had been originally underwritten prior to the escalation of sales incentives that are necessary in the current market environment in order to make home purchases more affordable. We expect our community count will continue to grow in fiscal 2026.

Contract backlog decreased from 1,649 homes at October 31, 2024 to 1,242 homes at October 31, 2025, and the dollar value of contract backlog decreased to $726.5 million, a 22.4% decrease in dollar value compared to the prior year. Our backlog conversion ratio has increased from the prior year due to our focus on having more QMI homes available to sell and deliver.



COMPANY PRE-TAX INCOME AND STOCK PRICE IMPROVEMENT

The chart below illustrates that our stock price has improved dramatically to an average of $126.58 in October 2025 compared to an average of $38.80 in October 2022 despite a decrease in pre-tax income to $86.1 million in fiscal 2025 compared to $319.8 million in fiscal 2022.



Fiscal Year Pre-tax Income

(in millions)

FYE Average Stock Price

(1)

(in dollars)

(1)

Reflects the average closing price of a share of Class A Common Stock of the Company for the last month of the fiscal year indicated.

BEST PRACTICES

Pay-for-Performance

The Compensation Committee ties increases or decreases in overall compensation to the achievement of key performance factors the Board of Directors believes are critical to the Company's success during that period. The Committee seeks to motivate management to achieve improved financial performance of the Company through bonus plans that reward higher performance with increased bonuses and hold management accountable for financial performance that falls below targeted levels by paying reduced bonuses.

In addition, the periodic LTIPs adopted by the Company have conditioned payouts on the achievement of certain targets for increasing profitability and EBIT Return on Investment, and lowering or refinancing debt, reducing interest expense and achieving strategic initiatives over multi-year performance periods. Moreover, in recent years, the NEOs have received PSUs which are tied to financial performance conditions (for fiscal year 2025, consistent with fiscal year 2024, absolute EBIT and absolute EBIT Return on Investment levels). The rigor of the performance conditions related to the LTIPs is demonstrated by the fact that, on average for LTIP awards granted during fiscal years 2018 through 2022, we have set the three-year cumulative pre-tax profit targets for the LTIPs at 252% of what was achieved for the most recently completed three-year periods at the time the LTIP awards were granted. In addition, LTIP awards granted during fiscal years 2023 through 2025 require Relative EBIT Return on Investment to be in the top quintile compared to our Peer Group to earn the maximum potential award for that metric. Moreover, our fiscal year 2025 LTIP requires a 1,527 and 2,860 basis point improvement in net debt to capital at target and maximum performance, respectively, compared to the average net debt to capital level on the last day of the three most recently completed fiscal years at the time the award was granted.

Because the Summary Compensation Table uses accounting constructs to estimate values of long-term equity incentive awards at the time of grant, the Committee does not believe that it adequately measures CEO compensation for the purpose of assessing pay-for-performance alignment. These estimated values can differ significantly from the actual value that is ultimately earned from these awards. For this reason, the Committee also considers realizable pay, which captures the impact of the Company's current share price performance on previously granted long-term incentive awards and helps the Committee assess the alignment of the Company's compensation programs with the interests of its shareholders.

Emphasis on Long-Term Value Creation and Retention

The Committee seeks to align the interests of management with the long-term interests of the Company's shareholders by granting a significant portion of their total compensation in the form of equity awards that increase or decrease in value as the Company's financial performance and stock price improve or decline. The Committee also seeks to retain management by using compensation methods that require executives to be employed through various performance periods in order to receive financial benefits of certain equity grants.

Maintaining an Appropriate Peer Group

To retain and attract executive talent with industry-specific knowledge, in constructing the Peer Group, the Committee selects those companies that compete directly with the Company in the homebuilding industry, are of comparable complexity in operations to the Company and are generally in the markets in which the Company competes. The Committee believes that it is important to compare the Company to others in the homebuilding industry, even if certain of these peers have different financial profiles, because the Company competes with homebuilding industry peers for executive talent with industry-specific knowledge and experience. Further, the Company competes directly in all of its markets with most of the Peer Group companies for customers, land and trade partners. In some markets, the Company is larger than some of the Peer Group companies even though it may be smaller nationally. The Committee reviews the composition of the Peer Group on an annual basis and makes adjustments, if needed. In fiscal year 2025, the Committee did not make any changes to the Peer Group used in the prior fiscal year. The Committee reviews the executive compensation of the Peer Group companies and seeks to award competitive target total direct compensation opportunities (the sum of base salary, annual bonus/incentive awards and target long-term incentive awards) for our NEOs compared to the Peer Group.

No Employment Agreements with NEOs other than CFO

Other than with respect to the Chief Financial Officer (the "CFO"), the Company does not maintain employment or other agreements for our NEOs that provide contractual rights upon termination of employment (other than upon death or disability) except for the vesting of long-term incentive and equity-based awards in the case of retirement or in connection with a qualifying termination in the case of a change in control. The Company does have a change in control severance agreement with Mr. O'Connor, as discussed in footnote (6) to the Potential Payments Upon Termination or Change-in-Control Table.

No Tax Gross-Ups or Defined Benefit Pension Plans for Any NEO.

Maintenance and Monitoring of Stock Ownership Guidelines

The Board of Directors has established stock ownership guidelines pursuant to which the NEOs are requested to achieve and maintain recommended minimum levels of stock ownership as set forth below under "Stock Ownership Guidelines."



Clawback Policies

The Company has adopted an Incentive Compensation Clawback Policy that complies with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the listing standards of the New York Stock Exchange ("NYSE"). The Incentive Compensation Clawback Policy applies to the Company's current and former executive officers subject to Section 16 of the Exchange Act ("Section 16 Officers"). Under this policy, the Company must recover erroneously awarded incentive-based compensation on a pre-tax basis, subject to limited exceptions, in the event the Company is required to prepare an accounting restatement. This policy requires recovery of erroneously awarded incentive compensation regardless of whether a Section 16 officer engaged in any misconduct or is otherwise at fault. This policy applies to incentive-based compensation awarded to a current or former Section 16 officer during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

In addition to the SEC and NYSE compliant Incentive Compensation Clawback Policy, it is also the Company's policy that, if we are required to restate our financial results due to material noncompliance by the Company with any financial reporting requirement under the securities laws as a result (directly or indirectly) of an executive officer's misconduct, the Board of Directors will require, at its discretion and approval, the reimbursement and/or cancellation of any incentive-based compensation (including stock options awarded as compensation) in excess of the amount that would have been awarded based on the restated financial results. This policy applies to cash and equity incentive-based compensation awarded to the executive officer during the three-year period preceding the date on which the Company is required to prepare an accounting restatement based on erroneous data. In the past three years, the Company has primarily granted the NEOs equity that has performance conditions and would be subject to this policy.

Investor Engagement

During fiscal 2025, the Company conducted proactive investor outreach programs, including having its executives attend four investor conferences as well as other meetings with the investment community and meeting by teleconference or in person with more than 185 investors either one-on-one or in small groups. As a result, the Company's executives met with institutional holders representing approximately 64% of shares held by our top ten shareholders that are actively managed funds. From time to time, Mr. Ara Hovnanian, who is also a member of the Board of Directors, and/or Mr. O'Connor participated in these investor outreach programs and reported their findings from the investor feedback to the Board of Directors. During such meetings, none of the investors with whom the Company engaged during fiscal 2025 raised concerns about the Company's compensation practices, including the design and payouts under the Company's annual bonus programs. In fact, in the numerous investor meetings we have held over the years, compensation has rarely if ever been raised by investors as an issue to be discussed.



COMPENSATION DECISIONS FOR FISCAL 2025

The Committee's compensation decisions for fiscal 2025 reflected a conservative approach to fixed pay elements (base salary), the achievement of pre-established goals (annual bonuses) and long-term awards.

Base Salaries

For fiscal 2025, the Committee approved a 4.00% base salary increase, effective December 21, 2024, for each of Messrs. O'Connor and Alexander Hovnanian and a 3.96% base salary increase, effective December 21, 2024, for Mr. Wyatt, which such increases are in line with the Company's ordinary course merit–based salary and cost of living increase practices. Upon his recommendation, the Committee determined not to increase Mr. Ara Hovnanian's base salary for fiscal 2025. See "Details of Compensation Elements—Base Salaries" below for additional information.

Regular Annual Bonuses

Consistent with the achievement of specified financial objectives, fiscal 2025 annual bonuses were paid to all NEOs. The Committee considered investor support for prior annual bonus programs, their design and payouts when determining pay opportunities and setting performance metrics for fiscal 2025. Additional details are described under "Details of Compensation Elements—Annual Bonuses—Regular Bonuses" below.

Discretionary Bonuses

The Committee did not award discretionary bonuses to any NEO for fiscal 2025.

Long-Term Awards, including PSUs and participation in the Long-Term Incentive Program

As further described under "Details of Compensation Elements – Stock Grants," for fiscal 2025, the Committee granted PSUs to the NEOs. The PSUs are tied to the specific financial performance conditions described below under "Details of Compensation Elements – Stock Grants." The Committee also granted LTIP awards to the NEOs in fiscal 2025 as further described below under "Details of Compensation Elements – Long-Term Incentive Programs." The LTIP awards are tied to the achievement of specified financial performance conditions over a three-year performance period and are fully vested at the end of the performance period. The PSUs granted in fiscal 2025 are subject to time-based vesting conditions that extend beyond the performance period. The share portions of PSUs and LTIP awards are further subject to a mandatory two-year post-vesting delayed delivery. PSUs payable in cash-settled phantom shares are distributed following the vesting date.



2.
COMPENSATION PHILOSOPHY & OBJECTIVES



The Committee, in conjunction with the Board of Directors and with senior management, has been instrumental in shaping the Company's compensation philosophy and objectives because of its responsibilities and oversight of the Company's various policies and procedures concerning executive compensation.

As context for setting the Company's compensation programs, the Committee considered the Company's strategic goals. As such, the Committee has weighted the Company's variable compensation programs toward rigorous performance conditions with metrics such as pretax profit, liquidity, shareholder value preservation, debt reduction, alternative capital raises, EBIT Return on Investment, gross margin and new communities opened. As context for basing the Company's compensation programs on these metrics, the Committee considered that, at the point at which housing starts were at the lowest levels during the great housing recession in 2009, the Company had written off over $2.5 billion of asset value and, as a result, was significantly overleveraged. During this period, many homebuilders declared bankruptcy and certain others significantly diluted shareholders via new equity issuances or by selling their companies at extremely low valuations. Hovnanian's management chose to preserve shareholder value by managing the Company for growth and taking creative steps to refinance and pay down its heavy debt load. From the beginning of 2009 through fiscal 2025, the Company has reduced its public debt by about $1.6 billion, including a $636 million debt reduction since October 31, 2020. Despite this reduction, the Company remains overleveraged, with interest rates on debt instruments significantly above its lower leveraged peers. Accordingly, the Company continues to have a large interest expense burden which causes profitability to be more challenging to achieve and makes it difficult to compare the Company with its peers on profitability alone. Notwithstanding the large interest expense burden, when measuring pure operating performance by the ratio of adjusted EBIT to investment, the Company has performed in the top half of its Peer Group for each of the six years ending with fiscal 2025. In addition, the Company continues to rank highest among its Peer Group in inventory turns.

The six primary objectives that the Committee considers in making compensation decisions are discussed below, as are our other philosophies and mechanisms for determining compensation. In making compensation-related decisions, the Committee also considered its role in promoting good corporate governance practices.

PRIMARY OBJECTIVES FOR THE COMPENSATION PROGRAM

The Company's primary objectives for compensating its executives are as follows:

To offer compensation that guides, motivates, retains and rewards its executives for the achievement of the Company's financial performance, strategic initiatives and individual goals (as applicable);

To fairly compensate its executives in a manner that is appropriate with respect to their individual performance, level of responsibilities, abilities and skills;

To align the executives' interests with the interests of our shareholders;

To maintain competitive pay opportunities for its executives so that it retains its talent pool and, at the same time, has the ability to attract new and highly-qualified individuals to join the organization as it grows or in the event of succession or replacement of an executive;

To appropriately design the reward system in the context of a challenging business environment; and

Not to incentivize a level of risk through its compensation plans that is reasonably likely to have a material adverse effect on the Company.

TAILORED COMPENSATION

Consistent with these objectives, the Company's compensation philosophy also takes into consideration the unique roles played by each of the NEOs. The Committee seeks to individually tailor their compensation packages to align their pay mix and pay levels with their contributions to, and positions within, the Company. Because the NEOs make executive decisions that influence the direction, stability and profitability of the Company, their overall compensation is intended to strongly align with the Company's strategic goals and objective financial measures of the Company.

VARIABLE INCENTIVE COMPENSATION

The Company's compensation philosophy emphasizes variable incentive compensation elements (bonus and long-term incentives), the value of which reflects the Company's strategic, financial and stock performance.

For all NEOs, the Committee retains the flexibility to adjust incentive awards downward or to consider discretionary bonus awards in special circumstances as described below under "Details of Compensation Elements—Annual Bonus—Discretionary Bonuses."



PEER GROUP CONSIDERATIONS

As context for setting the compensation levels for the CEO and CFO for fiscal 2025, the Committee considered the compensation levels and practices of its Peer Group companies. For fiscal 2025, the Company's Peer Group included the following nine publicly-traded homebuilding companies:

Beazer Homes USA, Inc.	**M/I Homes, Inc.**
Century Communities, Inc.	**Meritage Homes Corporation**
Dream Finders Homes, Inc.	**Taylor Morrison Home Corporation**
KB Home	**TRI Pointe Group, Inc.**
LGI Homes, Inc.	

The Committee, in consultation with the Committee's compensation consultant, FW Cook, and management, selected the companies in the Peer Group because of their comparable industry profiles, including, among other factors, revenue, adjusted total EBIT and enterprise value. The Committee did not become aware of any changes in the Peer Group or the Company's characteristics that necessitated modification of the Peer Group for fiscal 2025.

Further, to retain and attract executive talent with industry-specific knowledge, in constructing the Peer Group, the Committee selected those companies that compete directly with the Company in the homebuilding industry, are of comparable complexity in operations to the Company and are generally in the markets in which the Company competes. The Committee feels that it is important to compare the Company to others in the homebuilding industry, even if certain of these peers have different financial profiles, because the Company competes with homebuilding industry peers for executive talent with industry-specific knowledge and experience. In addition, the Company competes directly in all of its markets with most of the Peer Group companies for customers, land and trade partners. In some markets, the Company is larger than some of the Peer Group companies even though it may be smaller nationally. The Committee will continue to review the appropriateness of the Peer Group composition.

The Committee relies on Peer Group comparisons for the CEO and CFO positions and intends for Total Direct Compensation to be competitive with the Peer Group. For the other NEOs, the Committee places greater weight on its consideration of internal pay equity, an evaluation of individual performance contributions and other factors.

CONSIDERATION OF MARKET CONDITIONS

In determining overall compensation for all the NEOs, the Committee also takes into account leadership abilities and risk management contributions, which are especially critical during challenging market conditions. In addition, in establishing compensation levels, the Committee takes into consideration market pressures, both within and outside of the homebuilding industry.

When setting bonus formulas applicable to all NEOs other than Mr. Wyatt in December 2024, the Committee determined to continue to emphasize the importance of maintaining appropriate levels of liquidity, including the use of alternative capital raises, by retaining the metrics used for the fiscal 2024 bonus program in the NEOs' bonus programs for fiscal 2025. With respect to these metrics, the Committee increased the goals associated with the fiscal 2025 alternative capital raises to further enhance our liquidity through innovative sources of additional capital in order to grow the Company in light of our challenges accessing the capital markets. Otherwise, the Committee determined to maintain the liquidity goal of $200 million used for the fiscal 2024 bonus program for the fiscal 2025 bonus program because it continues to align with the target liquidity range publicly disclosed by the Company, which also remained unchanged. In addition, the Committee determined to maintain the rigorous ROAE goals used in fiscal 2024 for the purposes of the fiscal 2025 bonus program which required the achievement of a 20% ROAE in order for the NEOs to earn their respective maximum ROAE bonuses (for reference, the average return on equity for the S&P 500 over the last 25 years was 15.98%). Separately, the Committee determined to increase the ROAE bonus potential under the fiscal 2025 bonus program for Messrs. O'Connor and Alexander Hovnanian. In the case of Mr. O'Connor, the Committee determined to increase the ROAE bonus potential to make his total direct compensation more competitive with other chief financial officer positions within the Company's Peer Group. In the case of Mr. Alexander Hovnanian, the Committee determined to increase the ROAE bonus potential in light of his increasing responsibilities and his leadership of key strategic initiatives. In addition, the Committee determined that the PSUs granted to the NEOs would be tied to financial performance conditions. Specifically, half of these PSUs are tied to specific absolute EBIT levels for the four quarters ending April 30, 2026 and the other half of these PSUs are tied to specific absolute EBIT Return on Investment levels for the four quarters ending April 30, 2026.

SAY-ON-PAY & SAY-ON-FREQUENCY VOTES

The Board of Directors thoughtfully considers the opinions expressed by shareholders through their votes, periodic meetings and other communications, and believes that shareholder engagement leads to enhanced governance practices. As discussed above under "Investor Engagement", the Company periodically engages investors to discuss specific matters of importance to shareholders. The Company will continue to proactively engage shareholders and consider their concerns.

In addition, the Committee considered the result of the 2025 advisory, non-binding "say-on-pay" proposal in connection with the discharge of its responsibilities. A substantial majority of our shareholders (95.6% of the votes cast by shareholders of Class A Common Stock and Class B Common Stock, voting together) approved the compensation of our NEOs for fiscal 2024 described in our proxy statement for the 2025 Annual Meeting of Shareholders. The Committee views this level of shareholder support as an affirmation of our current pay philosophy and, as a result, no significant substantive changes were made to the structure of our executive compensation pay programs for fiscal 2025. The Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the NEOs.

In light of the voting results with respect to the frequency of shareholder votes on executive compensation at the 2023 Annual Meeting of Shareholders at which a substantial majority of our shareholders (98.8% of the votes cast by shareholders of Class A Common Stock and Class B Common Stock, voting together) voted for "say-on-pay" proposals to occur every year, the Board of Directors decided that the Company would hold an advisory vote on the compensation of named executive officers every year.



3. FISCAL 2025 COMPENSATION ELEMENTS & COMPENSATION MIX

COMPENSATION ELEMENTS AT A GLANCE

There are five main compensation elements that support the Company's compensation objectives, each of which is discussed in detail below.

Base salaries;

Annual bonuses;

Stock grants (for example, PSUs (payable in stock and/or phantom shares) and RSUs);

LTIPs (described below) (payable in cash, stock and/or phantom shares); and

Other employee benefits, including limited perquisites.

COMPENSATION MIX

HOVNANIAN CEO PAY MIX



■ Fixed (Base Salary)

■ Variable (Annual Bonus and
PSU and LTIP Awards)

Fixed vs. Variable Compensation

A significant portion of executives' "Total Direct Compensation" (which includes base salary, annual bonuses, stock grants and LTIP awards) opportunity consists of variable compensation – that is, the compensation ultimately realized is dependent on either Company or individual performance. Of the elements of Total Direct Compensation, base salary is fixed compensation, while annual bonuses, stock grants and LTIP awards are variable compensation. An important part of each NEO's compensation package consists of equity awards, the ultimate realizable value of which is tied to the Company's stock performance. These variable elements are intended to align the executives' performance and interests with Company performance and long-term shareholder value.

The Committee intends for variable compensation to represent a significant percentage of the Total Direct Compensation opportunity for all NEOs consistent with its pay-for-performance philosophy. For example, variable compensation represented 91% of the CEO's Total Direct Compensation opportunity in both fiscal 2025 and fiscal 2024. In addition, the Committee intends for Total Direct Compensation to be competitive with the Peer Group. As further described below under "Details of Compensation Elements—Stock Grants," for fiscal 2025, the Committee granted PSUs to the NEOs. The Committee also determined that the PSUs would be tied to financial performance conditions.

Long-Term vs. Short-Term Compensation

An important portion of each NEO's Total Direct Compensation is long-term compensation, which may include stock options, PSUs, RSUs and/or LTIP awards. Short-term compensation consists of base salary and the cash portion of annual bonus amounts. Long-term compensation is intended to foster long-term commitment by the executive, employee-shareholder alignment and improved long-term shareholder value. In fiscal 2025, the Committee adopted a LTIP for the NEOs and other key senior executives of the Company, as discussed below.

4.DETAILS *of* COMPENSATION ELEMENTS

BASE SALARIES

Base salaries are intended to reward executives for their day-to-day contributions to the Company. The Committee believes that base salaries within the competitive range are necessary to retain the Company's executive talent pool, and it set the fiscal 2025 base salaries of the NEOs at a level it believed to be necessary to retain such executive officers' services. Base salaries of all the NEOs are reviewed annually by the Committee and are subject to adjustment based on factors that may include individual performance, change in responsibilities, average salary increases or decreases in the industry, compensation for similar positions in the Company's Peer Group or broad-based compensation survey data if comparable data were unavailable from the Peer Group companies, as well as other factors, such as cost of living increases and internal pay relationships with other executives. For fiscal 2025, the Committee approved a 4.00% base salary increase, effective December 21, 2024, for each of Messrs. O'Connor and Alexander Hovnanian and a 3.96% base salary increase, effective December 21, 2024, for Mr. Wyatt, which such increases are in line with the Company's ordinary course merit-based salary and cost of living increase practices. Upon his recommendation, the Committee determined not to increase Mr. Ara Hovnanian's base salary for fiscal 2025. Based on discussions with FW Cook and Peer Group market data gathered by management, the Committee determined that, including these adjustments, the base salaries for the NEOs are within the competitive range necessary to retain the executive officers' services.



ANNUAL BONUSES

Regular Bonuses

The Company provides each of the NEOs with an opportunity to earn annual bonuses, which are intended to reward executives for the attainment of short-term financial objectives and for which the relevant metrics and formula are assessed annually.

When setting bonus formulas applicable to all NEOs other than Mr. Wyatt in December 2024, the Committee determined to continue to emphasize the importance of maintaining appropriate levels of liquidity, including the use of alternative capital raises, by retaining the metrics used for the fiscal 2024 bonus program in the NEOs' bonus programs for fiscal 2025. With respect to these metrics, the Committee increased the goals associated with fiscal 2025 alternative capital raises to further enhance our liquidity through innovative sources of additional capital in order to grow the Company in light of our challenges accessing the capital markets. Otherwise, the Committee determined to maintain the liquidity goal of $200 million used for the fiscal 2024 bonus program for the fiscal 2025 bonus program because it continues to align with the target liquidity range publicly disclosed by the Company, which also remained unchanged. In addition, the Committee determined to maintain the rigorous ROAE goals used in fiscal 2024 for purposes of the fiscal 2025 bonus program which required the achievement of a 20% ROAE in order for the NEOs to earn their respective maximum ROAE bonuses (for reference, the average return on equity for the S&P 500 over the last 25 years was 15.98%). Separately, the Committee determined to increase the ROAE bonus potential under the fiscal 2025 bonus program for Messrs. O'Connor and Alexander Hovnanian. In the case of Mr. O'Connor, the Committee determined to increase the ROAE bonus potential to make his total direct compensation more competitive with other chief financial officer positions within the Company's Peer Group. In the case of Mr. Alexander Hovnanian, the Committee determined to increase the ROAE bonus potential in light of his increasing responsibilities and his leadership of key strategic initiatives.

The Committee has discretion to reduce or eliminate the amount of any bonus amounts payable to any participant based on performance or any other factors the Committee deems appropriate. Bonus opportunities are intended to be competitive with industry-wide practices in order to retain and attract executive talent.

The following description provides detail as to the components used to determine the fiscal 2025 annual bonuses for Mr. Ara Hovnanian, Mr. O'Connor and Mr. Alexander Hovnanian, namely (1) ROAE, (2) Pre-tax Profit, (3) Liquidity Balances and (4) Alternative Capital Raises, each as defined below. For additional context as to the Committee's approach to setting the Company's compensation programs, see also the above discussion under "Compensation Philosophy and Objectives." Due to the large percentage of long-term compensation paid in the form of stock pursuant to PSUs and the LTIP programs, all bonuses for fiscal 2025 were paid 100% in cash.

ROAE is defined as net income available to common shareholders divided by average equity (total equity at the beginning of the fiscal year and at the end of each fiscal quarter during the year divided by five). Net income used in calculating ROAE excludes: (1) expense/income recorded during the performance period from any phantom share based awards related to changes in the stock price above or below the stock price at the date of grant; (2) the impact of any items deemed by the Committee to be unusual or nonrecurring items; and (3) losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs.

 "Pre-tax Profit" is defined as income (loss) before income tax expense and before income (loss) from unconsolidated joint ventures as reflected on the Company's audited financial statements plus income (loss) before income tax expense for the Company's unconsolidated joint ventures as reflected on their respective financial statements for the twelve months ended October 31, 2025, excluding: (1) expense/income recorded during the performance period from any phantom share based awards related to changes in the stock price above or below the stock price at the date of grant; (2) the impact of any items deemed by the Committee to be unusual or nonrecurring items and excluding losses from land impairments; and (3) gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs.

The **Liquidity Balances** component of the NEOs' bonus formulas was based on the number of fiscal 2025 quarter-ends in which Liquidity Balances were at or above $200 million. "Liquidity Balances" are defined as homebuilding cash and cash equivalents plus restricted cash that collateralizes letters of credit plus the available borrowing capacity under the Company's revolving credit facility. This element of the bonus calculation directly correlates with the Company's strategic goal of enhancing our liquidity in order to grow the Company in light of our challenges accessing the capital markets.

The **Alternative Capital Raises** component of the NEOs' bonus formulas measured amounts raised by the Company or its unconsolidated joint ventures from alternative capital sources as determined by the Committee (including, but not limited to, financing by joint ventures, land banking transactions and non-recourse debt, but excluding SEC registered and 144A debt financing transactions) that were closed during fiscal 2025. This element of the bonus calculation directly correlates with the Company's strategic goal of enhancing our liquidity through innovative sources of additional capital in order to grow the Company in light of our challenges accessing the capital markets.

The bonus formulas for Mr. Ara Hovnanian, Mr. O'Connor and Mr. Alexander Hovnanian are illustrated by the following tables.

ROAE	Mr. Ara Hovnanian Bonus* Percentage of Pre-tax Profit	Mr. O'Connor Bonus** Percentage of Base Salary	Mr. Alexander Hovnanian Bonus** Percentage of Base Salary
0.00% or less	0.00%	0.00%	0.00%
5.00%	1.00%	70.00%	70.00%
10.00%	1.25%	90.00%	90.00%
15.00%	1.50%	130.00%	130.00%
20.00% or more	2.00%	150.00%	150.00%

Plus

Number of Fiscal 2025 Quarter-Ends with Liquidity Balances at or Above $200 million	Mr. Ara Hovnanian Bonus* thousands	Mr. O'Connor Bonus** thousands	Mr. Alexander Hovnanian Bonus** thousands
1	$0.0	$0.0	$0.0
2	$700.0	$125.0	$125.0
3	$1,050.0	$175.0	$175.0
4	$1,400.0	$225.0	$225.0

Plus

Alternative Capital Raises Closed During Fiscal 2025	Mr. Ara Hovnanian Bonus*	Mr. O'Connor Bonus**	Mr. Alexander Hovnanian Bonus**
millions	thousands	thousands	thousands
$200.0 or less	$0.0	$0.0	$0.0
$300.0	$700.0	$125.0	$125.0
$400.0	$1,050.0	$175.0	$175.0
$500.0 or more	$1,400.0	$225.0	$225.0

*Mr. Ara Hovnanian's bonus is interpolated on a linear basis between the points shown in the table and subject to an overall cap of $7 million.

**The bonuses for Mr. O'Connor and Mr. Alexander Hovnanian are interpolated on a linear basis between the points shown in the table.

For fiscal 2025, ROAE was between the target and maximum performance levels, while Liquidity Balances and Alternative Capital Raises reached the maximum performance levels. Specifically, fiscal 2025 ROAE, Pre-tax Profit and Alternative Capital Raises as defined under the bonus formulas for the NEOs were 13.1%, $148.5 million and $896.8 million, respectively, and Liquidity Balances were above $200 million for all four fiscal quarter-ends. Based on the above bonus formulas, Mr. Ara Hovnanian, Mr. O'Connor and Mr. Alexander Hovnanian earned cash bonuses equal to $4,885,147, $1,165,810 and $1,165,810, respectively. Mr. Ara Hovnanian's bonus payout was 30.2% lower than his bonus cap. Mr. O'Connor and Mr. Alexander Hovnanian's bonus payouts were 15.9% lower than their respective maximum bonus potential.

The following description provides detail as to the components used to determine the fiscal 2025 annual bonus for Mr. Wyatt who served as President of the East Group, a division of the Company which operated in Delaware, Florida, Georgia, Maryland, New Jersey, Ohio, Pennsylvania, South Carolina, Virginia and West Virginia. Mr. Wyatt's bonus was based on the financial results of the East Group, since he was directly responsible for growing and maximizing the profits of the East Group. Mr. Wyatt's bonus formula for fiscal 2025 provided for a bonus award equal to a percentage of (1) East Group Pre-Tax Profit based on achieving targeted levels of East Group Return on Inventory plus (2) a percentage of his base salary based on achieving targeted levels of East Group Customer Satisfaction plus (3) a percentage of his base salary based on achieving targeted levels of East Group Mortgage Capture, as illustrated by the table below.

Return on Inventory is defined as Pre-Tax Profit divided by the average inventory balance of the East Group.

Pre-Tax Profit for this purpose is defined as the profit for the East Group reflecting joint ventures as wholly-owned after profit sharing accrual and the allocation of all applicable business unit overhead(s), plus, if applicable, the allocable portion of title profits for the East Group after profit sharing accrual and all applicable overheads of the title company and $1,500 per home closed through K. Hovnanian Mortgage. In addition, for Fiscal Year 2025, Pre-tax Profit included $600 for each home that closed in the East Group and generated the $1,000 Department of Energy ("DOE") Zero Energy Ready Home (ZERH) Multi-Family tax credit, $1,500 for each home that closed in the East Group and generated the $2,500 ENERGY STAR tax credit and $3,000 for each home that closed in the East Group and generated the $5,000 ZERH Single Family tax credit.

Average Inventory Balance for this purpose is calculated as the average balance in the inventory accounts utilizing the last day ending balances of these accounts for each of the five consecutive fiscal quarters ending with the last quarter of the fiscal year.

Customer Satisfaction is based on the average score for the "How likely would you be to recommend K. Hovnanian Homes to family and friends" question on the move-in survey. It is evaluated quarterly based on the higher of the previous quarter's results or the available cumulative results beginning August 1st of the previous fiscal year.

Mortgage Capture is calculated based on all closings net of cash sales and Mt. Laurel obligations. In addition, certain denied or specialty loans that K. Hovnanian Mortgage cannot offer may be excluded from the capture rate provided that K. Hovnanian Mortgage's conditions for backing out denied/specialty loans are met.

The bonus formula for Mr. Wyatt is illustrated by the following tables.

Mr. Wyatt*

East Group Return on Inventory	Mr. Wyatt Bonus
0.00 – 10.00%	1.25% of East Group Pre-tax Profit
15.00%	1.50% of East Group Pre-tax Profit
20.00%	1.75% of East Group Pre-tax Profit
25.00% or more	2.00% of East Group Pre-tax Profit

Plus

East Group Customer Satisfaction	Mr. Wyatt Bonus
85.00%	10.00% of base salary
88.00%	20.00% of base salary
91.00% or more	30.00% of base salary

Plus

East Group Mortgage Capture	Mr. Wyatt Bonus
80.00%	5.00% of base salary
82.50%	10.00% of base salary
85.00% or more	15.00% of base salary

The bonus is interpolated on a linear basis between the points shown in the tables, provided that if East Group Return on Inventory is zero or lower, the portion of the bonus award for Customer Satisfaction and Mortgage Capture will be reduced to 50% of the bonus amounts for those categories listed above.

Fiscal 2025 East Group Return on Inventory was 19.3%, East Group Pre-tax Profit was $183.6 million, East Group Customer Satisfaction was 90.56% and East Group Mortgage Capture was 95.47%. As a result, Mr. Wyatt earned a cash bonus equal to $3,419,317.

Discretionary Bonuses

The Committee has the authority to make discretionary bonus awards, which it considers under special circumstances, including exceptional contributions not reflected in the regular bonus measures, new hire sign-on bonuses and retention rewards. No discretionary bonus awards were granted to the NEOs in fiscal 2025.

STOCK GRANTS

The Committee may make grants of stock options, stock appreciation rights, MSUs, PSUs, restricted stock and RSUs, unrestricted shares of stock or stock-based awards settled in cash. In fiscal 2025, the Committee awarded PSUs to the NEOs.

Equity awards are intended to establish a strong commitment to maintain employment with the Company and to focus on creating long-term shareholder value. Because the ultimate value received by equity award recipients is directly tied to the Company's stock price, such awards serve to link the interests of management and shareholders and to motivate executive officers to make decisions that will increase the long-term total return to shareholders. Certain of the equity awards also include financial performance conditions, which are intended to incentivize recipients to direct the Company to achieve specified financial performance goals. Additionally, grants under the Existing Plan include vesting and termination provisions that the Committee believes will encourage equity award recipients to remain long-term employees of the Company.

The Committee ultimately approves the size of the grants taking into account the recommendations of the CEO (other than for his own grant) and other criteria as determined by the Committee. The Committee considers the grant date value of awards as well as the number of shares to ensure that a significant portion of NEO compensation is tied to the Company's stock price performance and shareholder value creation. The Committee will continue to determine the appropriate mix of equity and other award types based on the objectives of the compensation program, the Company's business needs, the potential dilution impact and the pool of shares remaining available for grant under the Company's shareholder-approved incentive plans.

Fiscal 2025 Equity Awards

In determining the fiscal 2025 equity awards for the NEOs, the Committee considered, without giving specific weight to any one factor, then-available information on Peer Group equity awards for the NEOs, the anticipated changes in equity award values across industries, the Company's available share pool and the potential impact on shareholder dilution, the Company's stock performance, the historical equity awards provided to each NEO, the desire to retain the employment of each NEO and the desire to continue to link a substantial portion of each NEO's compensation with future Company performance. As previously discussed, the Committee's outside compensation consultant, FW Cook, also assisted the Committee with respect to its review of the Company's compensation program for the CEO and other NEOs, including its equity awards.

All equity awards granted to NEOs in fiscal 2025 were made in the form of rights to receive shares of Class A Common Stock or cash-settled phantom shares, except for the awards to Mr. Ara Hovnanian and Mr. Alexander Hovnanian, each of whom received equity awards in the form of rights to receive shares of Class B Common Stock or cash-settled phantom shares. In making such determination for Messrs. Hovnanian, the Committee discussed the various reasons for making awards in Class B Common Stock and considered and evaluated the feedback gathered over time and reported to the Committee by senior human resources personnel about the diligence review thereof, which included discussions with the Company's senior management and other associates and external parties, such as significant capital providers and joint venture partners and important suppliers and contractors with whom the Company continues to have significant business relationships. Such parties expressed that Hovnanian generational family ownership and control has high value in that it fosters strong engagement and it continues to be important to the Company's business dealings and relationships and to attracting and retaining current and prospective employees. The Committee also reviewed an independent analysis and valuation of what premium or discount, if any, a share of Class B Common Stock would have relative to a share of Class A Common Stock, taking into account selected transactions and companies offering dual-class stock. Such analysis found, on average, no premium associated with high voting stock even when such stock retained its high vote status upon a sale, which is in contrast to Class B Common Stock which must be converted to Class A Common Stock upon a sale.

After such discussion and review and analysis thereof, the Committee determined that the value to Messrs. Hovnanian of receiving Class B Common Stock was equal to the value if they had received Class A Common Stock and that making their equity awards in the form of rights to receive shares of Class B Common Stock best served the Company's and its shareholders' interests by promoting continuity of direction and management and stability in the Company's business and employee relationships through Hovnanian generational family ownership and control, which has been and continues to be critical to the growth and success of the Company. There was a less than 3.9% and 0.3% change in the percentage of Hovnanian shareholder votes controlled by Mr. Ara Hovnanian and Mr. Alexander Hovnanian, respectively, caused by the later of vesting or delivery, in fiscal 2025, of Class B Hovnanian Common Stock awards.

The Committee decided to award PSUs to the NEOs in fiscal 2025 because it believes PSUs provide a clear linkage to shareholder value creation and balance retention and performance objectives. Of the PSUs awarded to the NEOs in fiscal 2025, half of the PSUs were tied to absolute EBIT levels, and the other half of the PSUs were tied to absolute EBIT Return on Investment levels as further discussed below. The absolute EBIT metric was chosen because the Committee determined that it supports the Company's strategic goal of improving profitability and interest coverage. The absolute EBIT Return on Investment metric was chosen because the Committee determined that it measures pure operating performance. Because the cyclical nature of the homebuilding industry makes it difficult to project long-term performance, the Committee set a shorter performance period for the PSU awards than it did for the 2025 LTIP awards to balance the programs. In light of this, the PSU awards are subject to a three-year vesting period and, for the PSUs payable in shares, a mandatory two-year post-vesting delayed delivery period. Specifically, if the performance conditions are met, the earned PSUs vest on the third anniversary of the grant date. The earned PSUs payable in shares are further subject to a mandatory two-year post-vesting delayed delivery such that the share portion of the PSU awards will not be completely distributed until five years following the grant date, or June 13, 2030. The earned PSUs payable in cash-settled phantom shares will be distributed following the vesting date, or June 13, 2028.

Mr. Ara Hovnanian:
In fiscal 2025, Mr. Ara Hovnanian received 33,712 target PSUs payable in shares and 27,274 target PSUs payable in cash-settled phantom shares with a combined grant date fair value of $5,081,109 compared to 19,086 target PSUs payable in shares in fiscal 2024 with a grant date fair value of $2,274,096.

Mr. O'Connor:
In fiscal 2025, Mr. O'Connor received 4,644 target PSUs payable in shares and 3,758 target PSUs payable in cash-settled phantom shares with a combined grant date fair value of $700,030 compared to 4,616 target PSUs payable in shares in fiscal 2024 with a grant date fair value of $549,996.

Mr. Wyatt:
In fiscal 2025, Mr. Wyatt received 930 target PSUs payable in shares and 752 target PSUs payable in cash-settled phantom shares with a combined grant date fair value of $140,134 compared to 1,176 target PSUs payable in shares in fiscal 2024 with a grant date fair value of $140,120.

Mr. Alexander Hovnanian:
In fiscal 2025, Mr. Alexander Hovnanian received 4,644 target PSUs payable in shares and 3,758 target PSUs payable in cash-settled phantom shares with a combined grant date fair value of $700,030 compared to 4,616 target PSUs payable in shares in fiscal 2024 with a grant date fair value of $549,996.

The number of PSUs tied to absolute EBIT levels which become earned PSUs shall equal the product of the target number of PSUs multiplied by the applicable Performance Multiplier set forth below. For this purpose, "EBIT" shall mean (1) income (loss) before interest and income tax expense during the performance period as reflected on the Company's financial statements for such performance period; (2) minus the Company's share of unconsolidated joint venture income (loss) as reflected on the Company's financial statements; and (3) plus income (loss) before interest and income tax expense for the Company's unconsolidated joint ventures as reflected on their respective financial statements for the twelve months ending April 30, 2026, excluding: (a) expense/income recorded during the performance period from any phantom share based awards related to changes in the stock price above or below the stock price at the date of grant; (b) the impact of any items deemed by the Committee to be unusual or nonrecurring items; and (c) losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs.

EBIT for the 4 Quarters Ending April 30, 2026	Performance Multiplier*
More than 21.4% below target	50%
Target	100%
14.3% or more above target	200%

*The applicable Performance Multiplier is interpolated on a linear basis between the points shown in the table.

The number of PSUs tied to absolute EBIT Return on Investment which become earned PSUs shall equal the product of the target number of PSUs multiplied by the applicable Performance Multiplier as set forth below. "EBIT Return on Investment" shall mean the quotient resulting from dividing EBIT by Average Investment. "EBIT" shall mean income (loss) before interest and income tax expense during the performance period as reflected on the Company's financial statements for such performance period, excluding: (1) expense/income recorded during the performance period from any phantom share based awards related to changes in the stock price above or below the stock price at the date of grant; (2) the impact of any items deemed by the Committee to be unusual or nonrecurring items; and (3) losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs. "Average Investment" shall mean the average of the sum of the ending inventory, investment in unconsolidated joint ventures, investment in build for rent assets, definite life intangibles and goodwill balances from the Company's balance sheet, excluding capitalized interest and the impact of consolidated inventory not owned, for each of the five consecutive fiscal quarters ending April 30, 2026.

EBIT Return on Investment for the 4 Quarters Ending April 30, 2026	Performance Multiplier*
More than 33.3% below target	50%
Target	100%
33.3% or more above target	200%

The applicable Performance Multiplier is interpolated on a linear basis between the points shown in the table.

Achievement under the 2024 PSUs

In fiscal 2024, the Committee granted PSUs to the NEOs because it believes PSUs provide a clear linkage to shareholder value creation and balance retention and performance objectives. Half of the fiscal 2024 PSUs were tied to absolute EBIT levels and half of the PSUs were tied to absolute EBIT Return on Investment, each as further discussed below. The absolute EBIT metric was chosen because the Committee determined that it supports the Company's strategic goal of improving profitability and interest coverage. The absolute EBIT Return on Investment metric was chosen because the Committee determined that it measures pure operating performance on a leverage neutral basis. Earned PSUs vest on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery such that the PSU awards will not be completely distributed until five years following the grant date, or June 14, 2029.

	Target 2024 PSUs Tied to Absolute EBIT Levels	Target 2024 PSUs Tied to Absolute EBIT Return on Investment Levels
Mr. Ara K. Hovnanian	9,543	9,543
Mr. Brad G. O'Connor	2,308	2,308
Mr. Michael P. Wyatt	588	588
Mr. Alexander A. Hovnanian	2,308	2,308

The number of PSUs tied to absolute EBIT levels which become earned PSUs shall equal the product of the target number of PSUs multiplied by the applicable Performance Multiplier set forth below. For a definition of "EBIT" used in relation to our 2024 PSUs please see our proxy statement relating to our 2025 annual shareholder meeting filed with the SEC on February 7, 2025.

EBIT for the 4 Quarters Ending April 30, 2025	Performance Multiplier*
$350 million or less (Threshold)	50%
$375 million (Target)	100%
$425 million or more (Maximum)	200%

The applicable Performance Multiplier is interpolated on a linear basis between the points shown in the table.

The Company's EBIT for the four quarters ending April 30, 2025 was $442.6 million, resulting in a payout of 200% of the target award. The earned PSUs vest on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery such that the PSU awards will not be completely distributed until five years following the grant date, or June 14, 2029.

The number of PSUs tied to absolute EBIT Return on Investment levels which become earned PSUs shall equal the product of the target number of PSUs multiplied by the applicable Performance Multiplier as set forth below. For a definition of "EBIT Return on Investment" used in relation to our 2024 PSUs please see our proxy statement relating to our 2025 annual shareholder meeting filed with the SEC on February 7, 2025.

EBIT Return on Investment for the 4 Quarters Ending April 30, 2025	Performance Multiplier*
15% or less (Threshold)	50%
20% (Target)	100%
25% or more (Maximum)	200%

The applicable Performance Multiplier is interpolated on a linear basis between the points shown in the table.

Our absolute EBIT Return on Investment for the four quarters ending April 30, 2025 was 25.9%, resulting in a payout of 200% of the target award. The earned PSUs vest on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery such that the PSU awards will not be completely distributed until five years following the grant date, or June 14, 2029.

LONG-TERM INCENTIVE PROGRAMS

2025 Long-Term Incentive Program

The 2025 Long-Term Incentive Program (the "2025 LTIP") is entirely performance-based and is intended to incentivize achievement of specified relative EBIT Return on Investment goals as of October 31, 2027 and specified levels of net debt to capital at October 31, 2027. The Committee chose these metrics to align and incentivize the NEOs to focus on attaining operating efficiencies and improving our bottom line and our balance sheet.

Each of the NEOs is a participant in the 2025 LTIP. Award payouts, if any, will be determined based on actual performance for the full 36-month performance period and will be subject to holding requirements, as described below. This performance period commenced on November 1, 2024 (the beginning of fiscal 2025) and will end on October 31, 2027 (that is, the performance period covers fiscal 2025, 2026 and 2027). After the performance period, the LTIP awards remain subject to a mandatory two-year post-vesting delayed delivery such that the awards will not be completely distributed until five years after the beginning of the performance period, or November 1, 2029. Like PSU and other LTIP awards, in accordance with the Committee's intentions, the payout under the 2025 LTIP will be determined based on the Company's performance.

Award payouts, if any, will be based on a specific target multiple of each participant's base salary in effect on January 1, 2025.



The following describes the target multiple of base salary and form of payout for each NEO:

	Target Multiple of Base Salary	Payout Method
Mr. Ara K. Hovnanian	1.75	100% shares
Mr. Brad G. O'Connor	1.00	100% shares
Mr. Michael P. Wyatt	0.675	100% shares
Mr. Alexander A. Hovnanian	1.00	100% shares

The Awards are reflected in the Summary Compensation Table as "Stock Awards" in fiscal 2025 even though they remain subject to mandatory delayed delivery restrictions through fiscal 2029, as discussed above.

Potential award payouts range from 0% to 250% of the target award depending on performance against two metrics: (1) EBIT Return on Investment relative to the Peer Group for the four most recently completed fiscal quarters as of October 31, 2027; and (2) specified levels of net debt to capital as of October 31, 2027. For purposes of the LTIP, "EBIT Return on Investment" shall mean the quotient resulting from dividing EBIT by Average Investment. For purposes of the LTIP, "EBIT" shall mean income (loss) before interest and income tax expense during the performance period as reflected on each company's audited financial statements for such performance period, excluding losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs and, for Hovnanian Enterprises, Inc., excluding: (1) expense/income recorded during the Performance Period from any phantom share based awards related to changes in the stock price above or below the stock price at the date of grant and (2) the impact of any items deemed by the Committee to be unusual or nonrecurring items. "Average Investment" shall mean the average for each of the five most recently completed consecutive fiscal quarters as of October 31, 2027 of the sum of the ending inventory, investment in unconsolidated joint ventures, investment in build–for–rent assets, definite life intangibles and goodwill balances from each company's audited balance sheet, excluding capitalized interest and the impact of consolidated inventory not owned. "Net debt to capital" shall mean the quotient resulting from (A) the result of (1) Homebuilding Debt minus (2) cash divided by (B) the result of (1) Homebuilding Debt minus (2) cash plus (3) equity from the Company's audited financial statements as of October 31, 2027. "Homebuilding Debt" is defined as public debt plus non–recourse financing from the Company's audited financial statements as of October 31, 2027.

Achievement under the 2023 Long-Term Incentive Program

In fiscal 2023, the Company adopted a Long-Term Incentive Program (the "2023 LTIP") under the Existing Plan to further aid the Company in retaining key employees and to motivate them to exert their best efforts on behalf of the Company. Specifically, the 2023 LTIP was entirely performance-based and was intended to incentivize achievement of specified relative EBIT Return on Investment goals as of October 31, 2025, specified levels of new community openings (including domestic joint ventures) in fiscal year 2025 with national portfolio plans that include Looks, which are plans that are used across our markets and include curated packages for customers to select, rather than a large number of a la carte options, and specified levels of public debt refinanced or reduced by October 31, 2025. The Committee chose these metrics to align and incentivize the NEOs to focus on attaining operating efficiencies, improving our bottom line and achieving our strategic goals. In particular, refinancing or reducing public debt as a financial measure incentivizes management to work towards improvement of our balance sheet.

Each of the NEOs was a participant in the 2023 LTIP, and their award payouts were determined based on actual performance for the full 36-month performance period and are subject to holding requirements, as described below. This performance period commenced on November 1, 2022 (the beginning of fiscal 2023) and ended on October 31, 2025 (that is, the performance period covered fiscal 2023, 2024 and 2025). After the performance period, the LTIP share portion of the awards remain subject to a mandatory two-year post-vesting delayed delivery such that the awards will not be completely distributed until five years after the beginning of the performance period, or October 31, 2027. The LTIP phantom share portion of the awards were distributed in cash following the end of the performance period. Like PSU and other LTIP awards, in accordance with the Committee's intentions, the payout under the 2023 LTIP was determined based on the Company's performance.

Award payouts were based on a specific target multiple
of the NEO's base salary in effect on January 1, 2023.
The following describes the target multiple of base salary
and form of payout for each NEO:

	Target Multiple of Base Salary	Payout Method
Mr. Ara K. Hovnanian	1.35	50% shares/50% phantom shares
Mr. Brad G. O'Connor	0.75	50% shares/50% phantom shares
Mr. Michael P. Wyatt	0.675	50% shares/50% phantom shares
Mr. Alexander A. Hovnanian	0.75	50% shares/50% phantom shares

The Awards were reflected in the Summary Compensation Table as "Stock Awards" in fiscal 2023 for Mr. Ara Hovnanian and Mr. O'Connor even though the LTIP share portion remains subject to mandatory delayed delivery restrictions through fiscal 2027, as discussed above. The cash-settled phantom share portion of the LTIP award was distributed at the end of the performance period.

For purposes of the 2023 LTIP, "Peers" shall mean Beazer Homes USA, Inc., Century Communities, Inc., KB Home, LGI Homes, Inc., M.D.C. Holdings, Inc., M/I Homes, Inc., Meritage Homes Corporation, Taylor Morrison Home Corp. and Tri Pointe Homes, Inc. "EBIT ROI" shall mean the quotient resulting from dividing EBIT by Average Investment. "EBIT" shall mean income (loss) before interest and income tax expense during the Performance Period as reflected on each company's audited financial statements for such Performance Period, excluding losses from land impairments and gains or losses from debt repurchases/debt retirement such as call premiums and related issuance costs and, for Hovnanian Enterprises, Inc., excluding: (1) expense/income recorded during the Performance Period from any phantom share based awards related to changes in the stock price above or below the stock price at the date of grant and (2) the impact of any items deemed by the Committee to be unusual or nonrecurring items. "Average Investment" shall mean the average for each of the five most recently completed consecutive fiscal quarters as of October 31, 2025 of the sum of the ending inventory, definite life intangibles and goodwill balances from each company's audited balance sheet, excluding capitalized interest and the impact of consolidated inventory not owned.

The following table illustrates the percentage of the target award that would have been achieved at each performance level. Awards were interpolated on a linear basis between performance levels but were not extrapolated above the maximum performance levels listed below. An additional 83.3% of target would have been achieved if the Company refinanced or reduced public bonds by $600 million or more by October 31, 2025.

Relative to Peer Group: EBIT Return on Investment for 4 Most Recently Completed Fiscal Quarters as of 10/31/25	Percent of New Community Openings (Including Domestic Joint Ventures) in Fiscal 2025 with National Portfolio Plans that include Looks						
millions	70% or less	73.3%	76.7%	80.0%	83.3%	86.7%	90% or more
Top Quintile (Rank 1 or 2)	66.7% of target award	83.3% of target award	100% of target award	116.7% of target award	133.3% of target award	150% of target award	166.7% of target award
Fourth Quintile (Rank 3 or 4)	50% of target award	66.7% of target award	83.3% of target award	100% of target award	116.7% of target award	133.3% of target award	150% of target award
Third Quintile (Rank 5 or 6)	33.3% of target award	50% of target award	66.7% of target award	83.3% of target award	100% of target award	116.7% of target award	133.3% of target award
Second Quintile (Rank 7 or 8)	0% of target award	10% of target award	20% of target award	30% of target award	40% of target award	50% of target award	60% of target award
Bottom Quintile (Rank 9 or 10)	0% of target award	0% of target award	0% of target award	0% of target award	0% of target award	0% of target award	0% of target award

For the period from fiscal 2023 through fiscal 2025, our relative EBIT Return on Investment rank compared to our Peers for each company's four most recently completed fiscal quarters as of October 31, 2025 was second highest and our percent of new community openings (including domestic joint ventures) in fiscal 2025 with national portfolio plans that include Looks was 98%, resulting in a payout of 166.7% of target. In addition, we refinanced or reduced public bonds by $1.9 billion by October 31, 2025 which resulted in an additional payout of 83.3% of target. Therefore, the total payout was 250% of the target award.

OTHER EMPLOYEE BENEFITS

The Company provides additional employee benefits that the Committee believes enhance executive safety, efficiency and time that the executive is able to devote to Company affairs.

We do not believe that special perquisites or other personal benefits should play a major role in our executive compensation program. However, some NEOs are provided one or more of the following items:

Auto allowance, including car maintenance and fuel expense;

Personal use of the Company's automobiles and of the Company's fractional aircraft share (limited to Messrs. Hovnanian);

Executive term life insurance;

Golf membership or country club fee reimbursement for personal use (limited to the CEO); and

Personal income tax preparation services (limited to the CEO).

There are no tax gross-ups on any of the executive perquisites. The Committee annually reviews the elements and level of executive perquisites for the NEOs. In particular, in evaluating the appropriateness of these benefits for the CEO, the Committee takes into consideration the CEO's security, health and safety and the degree to which he is required to travel to various Company locations and business functions on a daily basis. Based on its review, the Committee has requested that the CEO use Company-provided transportation to enhance his security and the efficient use of his time.

The Company makes a matching contribution to all participants, including the NEOs, in the Company's 401(k) plans of up to 6% of eligible employee compensation, based on tenure. The Company also makes contributions to the executive deferred compensation plan ("EDCP") for the participating NEOs and certain other members of senior leadership of the Company to provide up to 6% of earnings, excluding equity and other long-term compensation, above the annual 401(k) limit for the calendar year, based on tenure.

Specific benefits and the incremental costs of such benefits are described in detail in the footnotes to the Summary Compensation Table. The Company does not offer any defined benefit pension plans to its employees.



5. ACTIONS *for* FISCAL 2026

In connection with their promotions to Chief Operating Officer and President, the Committee approved a base salary increase to $750,000, effective November 1, 2025, for each of Mr. Wyatt and Mr. Alexander Hovnanian, respectively. The Committee approved a 4.17% base salary increase, effective December 20, 2025, for Mr. O'Connor, in line with the Company's ordinary course merit-based salary and cost of living increase practices. Upon his recommendation, the Committee determined not to increase Mr. Ara Hovnanian's base salary for fiscal 2026.

The Committee increased the alternative capital raises goals in the NEOs' fiscal 2026 bonus plans to further enhance our liquidity in order to grow the Company. In addition, the Committee increased the fiscal 2026 bonus potential for Messrs. O'Connor, Wyatt and Alexander Hovnanian.

The Committee also adopted a new Long-Term Incentive Program (the "2026 LTIP"). Each of the NEOs will be a participant in the 2026 LTIP, and their award payouts will be determined based on the Company's achievement of specified levels of (1) EBIT Return on Investment relative to the Peer Group for the four most recently completed fiscal quarters as of October 31, 2028 and (2) net debt to capital at October 31, 2028. At the end of the performance period, 50% of the awards, if any, which would be payable in cash-settled phantom shares will be distributed and the remaining 50% of the awards, if any, which would be payable in shares of Company stock, are further subject to a mandatory two-year post-vesting delayed delivery such that the awards will not be completely distributed until November 1, 2030. The performance period for the 2026 LTIP commenced on November 1, 2025 and will end on October 31, 2028. In addition, in light of their promotions, the Committee increased the target multiple of base salary for Messrs. Wyatt and Alexander Hovnanian to 1.25 times their respective base salaries in effect on January 1, 2026.

6. TAX DEDUCTIBILITY & ACCOUNTING IMPLICATIONS

As a general matter, the Committee takes into account the various tax and accounting implications of compensation. When determining amounts of equity grants to executives and employees, the Committee also examines the accounting cost associated with the grants.



7. POLICY & PRACTICES ON GRANTING EQUITY AWARDS

In conjunction with promoting high ethical standards for the distribution of equity-based incentives, the Committee has an established practice of granting PSUs, RSUs and options for all employees on a predetermined schedule, specifically the second Friday in June (other than in limited circumstances such as newly hired or promoted employees). The Committee's practice of setting equity award grant dates on a predetermined schedule is designed to avoid the possibility that the Company could grant stock awards prior to the release of material, non-public information that is likely to result in an increase in its stock price or delay the grant of stock awards until after the release of material, non-public information that is likely to result in a decrease in the Company's stock price. Exercise prices of stock options, when granted, are generally set at, and cannot be lower than, the closing price per share of the Company's Class A Common Stock on the NYSE on the day of grant. The Committee does not otherwise take into account material, non-public information when determining the terms of stock awards, and the Company does not time the disclosure of material, non-public information for the purposes of affecting the value of executive compensation.

During the fiscal year ended October 31, 2025, the Company did not grant stock options (or similar awards) to any NEO.



8. STOCK OWNERSHIP GUIDELINES & DELAYED DELIVERY PERIODS

STOCK OWNERSHIP GUIDELINES

The Board of Directors has adopted stock ownership guidelines, which set forth recommended minimum amounts of stock ownership, directly or beneficially, for the NEOs and non-employee Directors. The Corporate Governance and Nominating Committee reviews adherence to the Company's stock ownership guidelines on an annual basis, which guidelines are incorporated into the Company's Governance Guidelines. The Company believes these guidelines further enhance the Company's commitment to aligning the interests of our non-employee Directors and senior management with those of our shareholders.

Under the terms of the ownership guidelines, once the stock ownership guidelines are met, they are deemed satisfied for subsequent annual review periods, regardless of decreases in the Company's stock price on the NYSE.

We do not include unearned performance awards and unexercised options towards the achievement of the ownership guidelines.

SENIOR EXECUTIVE OFFICERS

The guidelines provide that the following senior executive officers of the Company are requested to achieve and maintain minimum stock ownership amounts as follows within five years after they become subject to the guidelines:

CEO: 6 times current base salary

CFO: 3 times current base salary

COO: 3 times current base salary

President: 3 times current base salary

As of October 31, 2025, these senior executive officers were in compliance with the guidelines.

See "Non-Employee Director Compensation" for information on the stock ownership guidelines for non-employee Directors.

MANDATORY DELAYED DELIVERY PERIOD

The Compensation Committee of the Board of Directors of the Company has adopted a policy whereby equity awards granted to the Company's executive officers are subject to a mandatory two-year post-vesting delayed delivery period such that, even after vesting conditions for the applicable award are satisfied and the award is fully vested, delivery of the underlying shares is delayed until the second anniversary of the vesting date, other than equity awards that vest in connection with a qualified termination of employment occurring within two years following a change of control, as governed by the terms of the applicable award agreement.

INSIDER TRADING, ANTI-HEDGING AND PLEDGING POLICIES

We have adopted a securities trading policy that sets forth guidelines and restrictions governing the purchase, sale or other transactions to acquire, transfer or dispose of our securities by the Company, our directors, officers, employees, family members of our directors, officers and employees and trusts, corporations and other entities controlled by such persons, that are reasonably designed to promote compliance with insider trading laws, rules and regulations and the NYSE listing standards.

Among other things, this policy prohibits our employees and directors from engaging in short-term or speculative transactions involving our stock, including purchasing our stock on margin, short sales of our stock (that is, selling stock that is not owned and borrowing shares to make delivery), buying or selling puts, calls or other derivatives related to our stock and arbitrage trading or day trading of our stock. In addition, our employees and directors are not allowed to pledge Company stock without the consent of the Company.

EXECUTIVE COMPENSATION

1. SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for the fiscal years ended October 31, 2025, October 31, 2024 and October 31, 2023 of Mr. Ara K. Hovnanian and Mr. Brad G. O'Connor (the Company's NEOs for such years), and the compensation for the fiscal years ended October 31, 2025 and October 31, 2024 for Mr. Michael P. Wyatt and Mr. Alexander A. Hovnanian. These four individuals compose our named executive officers ("NEOs").

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($) (7)
Ara K. Hovnanian Chief Executive Officer and Chairman of the Board (8)	2025	1,154,423	—	7,093,554	—	4,885,147	65,409	456,223	13,654,756
	2024	1,150,442	—	4,286,655	—	7,000,000	76,349	683,004	13,196,450
	2023	1,116,385	—	3,826,502	—	3,800,000	71,083	668,428	9,482,398
Brad G. O'Connor Chief Financial Officer	2025	623,077	—	1,323,998	—	1,165,810	31,329	97,481	3,241,695
	2024	604,615	—	1,000,008	—	1,050,000	25,395	85,409	2,765,427
	2023	488,037	—	589,626	—	500,000	22,791	185,029	1,785,483
Michael P. Wyatt Chief Operating Officer (9)	2025	624,319	—	561,351	—	3,419,317	—	24,372	4,629,359
	2024	588,412	—	545,121	—	5,676,461	—	19,007	6,829,001
Alexander A. Hovnanian President (10)	2025	624,288	—	1,323,998	—	1,165,810	1,604	118,383	3,324,083
	2024	604,615	—	1,000,008	—	1,050,000	—	38,978	2,693,601

(1)

"Salary" Column. Reflects the prorated base salary for each fiscal year since base salary changes generally occur after the beginning of the fiscal year.

(2)

"Stock Awards" Column. For fiscal 2025, this column reflects the aggregate grant date fair value of the PSU awards and the 2025 LTIP awards granted to the NEOs based upon the probable outcome of the performance conditions as of the grant date. The PSUs included in the table above are subject to performance, and, if earned, awards are subject to vesting restrictions that extend through June 13, 2028. The share portion of the PSUs are subject to a mandatory two-year post-vesting delayed delivery that extends through June 13, 2030. PSUs payable in cash-settled phantom shares are distributed following the vesting date. The 2025 LTIP awards included in the table above are subject to performance over a three-year period (fiscal 2025, 2026 and 2027), and, if earned, awards are subject to a mandatory two-year post-vesting delayed delivery that extends through the end of fiscal 2029. The grant date fair values were, in each case, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in footnote (15) to the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 31,2025. Assuming the highest level of achievement on performance awards as of the grant date, the aggregate grant date fair values of the PSUs granted in fiscal 2025 would have been $10,162,219, $1,400,059, $280,267 and $1,400,059 for Messrs. Ara Hovnanian, O'Connor, Wyatt and Alexander Hovnanian, respectively, and the aggregate grant date fair values of the 2025 LTIP awards granted in fiscal 2025 would have been $5,031,110, $1,559,920, $1,053,114 and $1,559,920 for Messrs. Ara Hovnanian, O'Connor, Wyatt and Alexander Hovnanian, respectively.

(3)

"Option Awards" Column. This column reflects the aggregate grant date fair value of stock options awarded in the fiscal year indicated.

(4)

"Non-Equity Incentive Plan Compensation" Column. This column represents the performance-based annual bonus awards described under "Regular Bonuses" above earned by the NEOs in the fiscal year indicated.

(5)

"Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column. Represents the portions of the interest on the Company contribution amounts in the EDCP that are above the applicable federal interest rate.

(6)

"All Other Compensation" Column. This column discloses all other compensation for the fiscal year indicated, including reportable perquisites and other personal benefits.

(7)

"Total" Column. This column reflects the sum of all the columns of the Summary Compensation Table.

(8)

During fiscal 2025, Mr. Ara Hovnanian also served as President through October 2025.

(9)

Mr. Wyatt was promoted to Chief Operating Officer on November 1, 2025. During fiscal 2025, he served as Group President.

(10)

Mr. Alexander Hovnanian was promoted to President on November 1, 2025. During fiscal 2025, he served as Executive Vice President, National Homebuilding Operations.

In addition to the perquisites and other personal benefits listed below, the NEOs received the following other compensation in fiscal 2025:

Fiscal 2025 All Other Compensation Other Than Perquisites (Supplemental Table)

Name	Term Life Insurance Premiums ($)	Company Contributions to the Executive's Retirement Plan (401(k)) ($)	Company Contributions to the Executive Deferred Compensation Plan (EDCP) ($) (a)
Ara K. Hovnanian	4,904	21,000	276,300
Brad G. O'Connor	2,826	21,000	45,300
Michael P. Wyatt	2,958	21,000	—
Alexander A. Hovnanian	958	21,000	45,300

(a)
Reflects Company contributions to the EDCP accounts of the participating NEOs to make them whole for the fact that the 401(k) plan imposes limits on compensation that may be recognized for employer contribution purposes.

For fiscal 2025, total perquisites and other personal benefits, and those that exceeded the greater of $25,000 or 10% of total perquisites and other personal benefits for each NEO other than Mr. Wyatt, whose perquisites and other personal benefits did not exceed $10,000 in the aggregate, were as follows:

Name	Total Perquisites and Description		Fiscal 2025 Perquisites that Exceeded the Greater of $25,000 or 10% of Total Perquisites	
	Total Fiscal 2025 Perquisites ($)	Types of Perquisites (a)	Personal Use of the Company's Fractional Aircraft Share ($) (b)	Auto Allowance, Car Maintenance and Fuel ($) (c)
Ara K. Hovnanian	154,019	(1) (2) (d) (4) (5) (6) (7)	101,063	N/A
Brad G. O'Connor	28,355	(3) (4)	N/A	27,941
Alexander A. Hovnanian	51,125	(1) (3) (4)	41,074	N/A

(a)
(1) Personal use of the Company's fractional aircraft share; (2) Personal use of the Company's automobiles; (3) Auto allowance and car maintenance and fuel expenses; (4) Company-subsidized medical premiums under grandfathered service provision and premiums for long-term disability insurance; (5) Golf/country club membership fees for personal use; (6) Personal income tax preparation; and (7) Interest paid by the Company in connection with the executive's life insurance policy.

(b)
The incremental costs of personal use of the Company's fractional aircraft share are calculated as the total operating costs (including trip-based management fees) directly associated with personal trips and any repositioning of the aircraft related to personal trips. Because the Company's aircraft is predominantly used for business trips, other costs are not allocated between business and personal use.

(c)
Represents auto allowance and reimbursements for gas and maintenance for NEOs' personal vehicles, including for the business use of their vehicles.

(d)
The incremental costs of personal use of the Company's automobiles are calculated using the lease value method and prorated based upon the percentage of total miles driven during the fiscal year represented by personal trips.

2. GRANTS OF PLAN-BASED AWARDS IN FISCAL 2025

The following table summarizes the potential equity and non-equity incentive plan awards that could have been or could be earned by each of the NEOs at the defined levels of "Threshold," "Target" and "Maximum" based on the performance-based awards granted to the NEOs in fiscal 2025. We did not grant any other plan-based awards in fiscal 2025.

Each of the following columns is described in the footnotes below the table.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			Grant Date Fair Value of Stock Awards ($) (7)
			Threshold	Target	Maximum	Threshold	Target	Maximum	
Ara K. Hovnanian	Bonus (1)		0	—	7,000,000				
	LTIP Shares (2)	12/12/2024				0	14,978	37,445	2,012,444
	PSUs (3)	6/13/2025				8,428	16,856	33,712	1,270,268
	PSUs (4)	6/13/2025				8,428	16,856	33,712	1,270,268
	Phantom PSUs (5)	6/13/2025				6,819	13,637	27,274	1,270,287
	Phantom PSUs (6)	6/13/2025				6,819	13,637	27,274	1,270,287
Brad G. O'Connor	Bonus (1)		0	911,600	1,386,000				
	LTIP Shares (2)	12/12/2024				0	4,644	11,610	623,968
	PSUs (3)	6/13/2025				1,161	2,322	4,644	174,986
	PSUs (4)	6/13/2025				1,161	2,322	4,644	174,986
	Phantom PSUs (5)	6/13/2025				940	1,879	3,758	175,029
	Phantom PSUs (6)	6/13/2025				940	1,879	3,758	175,029
Michael P. Wyatt	Bonus (1)		0	—	—				
	LTIP Shares (2)	12/12/2024				0	3,135	7,838	421,219
	PSUs (3)	6/13/2025				233	465	930	35,042
	PSUs (4)	6/13/2025				233	465	930	35,042
	Phantom PSUs (5)	6/13/2025				188	376	752	35,024
	Phantom PSUs (6)	6/13/2025				188	376	752	35,024
Alexander A. Hovnanian	Bonus (1)		0	911,600	1,386,000				
	LTIP Shares (2)	12/12/2024				0	4,644	11,610	623,968
	PSUs (3)	6/13/2025				1,161	2,322	4,644	174,986
	PSUs (4)	6/13/2025				1,161	2,322	4,644	174,986
	Phantom PSUs (5)	6/13/2025				940	1,879	3,758	175,029
	Phantom PSUs (6)	6/13/2025				940	1,879	3,758	175,029

(1)

Regular Bonuses for NEOs other than Mr. Wyatt. *As described above under "Regular Bonuses" in the Compensation Discussion and Analysis, the fiscal 2025 bonus formula for the NEOs other than Mr. Wyatt was based on ROAE, Liquidity Balances and Alternative Capital Raises and subject to a cap of $7 million for the CEO. These NEOs would not earn any bonus if (1) ROAE in fiscal 2025 was zero or less, (2) Liquidity Balances were above $200 million for fewer than two fiscal 2025 quarter-ends and (3) Alternative Capital Raises in fiscal 2025 were $200 million or less. Because bonus amounts above those levels for ROAE, Liquidity Balances and Alternative Capital Raises, however, would be interpolated, $0 has been disclosed at the "threshold" level for purposes of the above table for these NEOs.*

For purposes of the above table presentation, the bonus earned at the "target" level for these NEOs would be the amount that could be earned if (1) ROAE for fiscal 2025 was 10%, (2) Liquidity Balances were above $200 million for three fiscal 2025 quarter-ends and (3) Alternative Capital Raises in fiscal 2025 were $400 million. Mr. Ara Hovnanian's bonus formula would provide for a payment of 1.25% of Pre-tax Profit and, because Pre-tax Profit was not determinable at the time the fiscal 2025 bonus formula was established, no target amount is reflected for Mr. Ara Hovnanian in the above table.

The bonus earned at the "maximum" level for these NEOs would be the amount that could be earned if (1) ROAE for fiscal 2025 was 20% or more, (2) Liquidity Balances were above $200 million for all four fiscal 2025 quarter-ends and (3) Alternative Capital Raises in fiscal 2025 were $500 million or more. Mr. Ara Hovnanian's bonus formula would provide for a payment of 2.00% of Pre-tax Profit, which was not determinable at the time the fiscal 2025 bonus formula was established, and was subject to a cap of $7 million.

Messrs. Ara Hovnanian, O'Connor and Alexander Hovnanian achieved annual bonus awards of $4,885,147, $1,165,810 and $1,165,810 , respectively, for fiscal 2025.

Regular Bonus for Mr. Wyatt. *As described above under "Regular Bonuses" in the Compensation Discussion and Analysis, the fiscal 2025 bonus formula for Mr. Wyatt was based on the East Group Return on Inventory, East Group Customer Satisfaction and East Group Mortgage Capture. Mr. Wyatt would not earn any bonus if (1) East Group Return on Inventory was less than zero, (2) East Group Customer Satisfaction was below 85% and (3) East Group Mortgage Capture was below 80%. Because bonus amounts above that level in East Group Customer Satisfaction and East Group Mortgage Capture, however, would be interpolated, $0 has been disclosed at the "threshold" level for purposes of the above table for Mr. Wyatt.*

For purposes of the above table presentation, the bonus earned at the "target" level for Mr. Wyatt would be the amount that could be earned if (1) East Group Return on Inventory was 15%, (2) East Group Customer Satisfaction was 88%, and (3) East Group Mortgage Capture was 82.5%. Mr. Wyatt's East Group Return on Inventory results would provide for a payment of 1.5% of East Group Pre-tax Profit and, because East Group Pre-tax Profit was not determinable at the time the fiscal 2025 bonus formula was established, no target amount is reflected for Mr. Wyatt in the above table.

The bonus earned at the "maximum" level for Mr. Wyatt would be the amount that could be earned if (1) East Group Return on Inventory was 25% or more, (2) East Group Customer Satisfaction was 91% or more, and (3) East Group Mortgage Capture was 85% or more. Mr. Wyatt's East Group Return on Inventory results would provide for a payment of 2.00% of East Group Pre-tax Profit and, because East Group Pre-tax Profit was not determinable at the time the fiscal 2025 bonus formula was established, no maximum amount is reflected for Mr. Wyatt in the above table.

Mr. Wyatt achieved an annual bonus award of $3,419,317 for fiscal 2025.

(2)

2025 LTIP Awards. *Represents each NEO's 2025 LTIP award which is payable 100% in shares.*

Except in the case of death, disability, a qualified retirement (as defined below) or a qualifying termination in the case of a change in control, 2025 LTIP participants who terminate prior to the end of the performance period forfeit all of their 2025 LTIP awards. In the case of death, disability or a qualified retirement following a period of employment covering at least one-third of the performance period, the participant is eligible to receive a prorated portion of their phantom share award and share award payable in November 2027 and November 2029, respectively. "Retirement" means termination of employment on or after age 60, or on or after age 58 with at least 15 years of "Service" to the Company and its subsidiaries immediately preceding such termination of employment. For this purpose, "Service" means the period of employment immediately preceding Retirement, plus any prior periods of employment with the Company and its subsidiaries of one or more years' duration, unless they were succeeded by a period of non-employment with the Company and its subsidiaries of more than three years' duration. In the event of a qualifying termination in the case of a change in control prior to the end of the performance period, the award would be deemed earned at the target level and would become immediately vested and payable to the NEO. In the event of a qualifying termination in the case of a change in control following the end of the performance period, any unpaid, earned portions of the award would become immediately vested and payable to the NEO.

(3)

PSU Awards (EBIT). *Represents the share portion of PSUs granted to the NEOs in fiscal 2025. Earned PSUs payable in shares, if any, vest on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery. As discussed in the Compensation Discussion and Analysis, Messrs. Hovnanian's PSU awards were granted in the form of rights to receive shares of Class B Common Stock and other NEOs' PSU awards were granted in the form of rights to receive shares of Class A Common Stock.*

(4)

PSU Awards (EBIT Return on Investment). *Represents the share portion of PSUs granted to the NEOs in fiscal 2025. Earned PSUs payable in shares, if any, vest on the third anniversary of the grant date and are further subject to a mandatory two-year post-vesting delayed delivery. As discussed in the Compensation Discussion and Analysis, Messrs. Hovnanian's PSU awards were granted in the form of rights to receive shares of Class B Common Stock and other NEOs' PSU awards were granted in the form of rights to receive shares of Class A Common Stock.*

(5)

Phantom PSU Awards (EBIT). *Represents cash-settled phantom PSUs granted to the NEOs in fiscal 2025. Earned PSUs, if any, vest on the third anniversary of the grant date and are distributed following the vesting date.*

(6)

Phantom PSU Awards (EBIT Return on Investment). *Represents cash-settled phantom PSUs granted to the NEOs in fiscal 2025. Earned PSUs, if any, vest on the third anniversary of the grant date and are distributed following the vesting date.*

(7)

"Grant Date Fair Value of Stock Awards" Column. *The grant date fair value of PSU and LTIP grants were computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in footnote (15) to the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2025.*

3. OUTSTANDING EQUITY AWARDS AT FISCAL 2025 YEAR-END

The following table shows all unexercised stock options, unearned and/or unvested PSUs, unearned share portions of the 2024 LTIP and 2025 LTIP and unearned cash-settled phantom share portions of the 2024 LTIP held at the end of fiscal 2025 by the NEOs.

Name	Grant Date	Option Awards (1)				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexer- cisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or other Rights that have not vested ($)
Ara K. Hovnanian	6/10/2016	10,000 (2)	—	56.75	6/9/2026	—	—	—	—
	6/8/2018	10,000 (3)	—	61.00	6/7/2028	—	—	—	—
	6/14/2019	30,000 (4)	—	9.81	6/13/2029	—	—	—	—
	6/9/2023	—	—	—	—	— (5)	— (5)	—	—
	6/9/2023	—	—	—	—	— (6)	— (6)	—	—
	12/14/2023	—	—	—	—	—	—	— (7)	— (7)
	12/14/2023	—	—	—	—	—	—	— (8)	— (8)
	6/14/2024	—	—	—	—	— (9)	— (9)	—	—
	6/14/2024	—	—	—	—	— (10)	— (10)	—	—
	12/12/2024	—	—	—	—	—	—	— (11)	— (11)
	6/13/2025	—	—	—	—	—	—	8,428 (12)	1,013,298 (12)
	6/13/2025	—	—	—	—	—	—	8,428 (13)	1,013,298 (13)
	6/13/2025	—	—	—	—	—	—	6,819 (14)	819,848 (14)
	6/13/2025	—	—	—	—	—	—	6,819 (15)	819,848 (15)

Name	Grant Date	Option Awards (1)		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or other Rights that have not vested ($)
Brad G. O'Connor	6/10/2016	1,000	—	42.50	6/9/2026	—	—	—	—
	6/10/2016	2,000 (16)	—	42.50	6/9/2026	—	—	—	—
	6/9/2017	500	—	56.25	6/8/2027	—	—	—	—
	6/8/2018	1,000	—	48.75	6/7/2028	—	—	—	—
	6/14/2019	1,200	—	7.85	6/13/2029	—	—	—	—
	6/9/2023	—	—	—	—	2,882 (5)	346,503 (5)	—	—
	6/9/2023	—	—	—	—	2,882 (6)	346,503 (6)	—	—
	12/14/2023	—	—	—	—	—	—	— (7)	— (7)
	12/14/2023	—	—	—	—	—	—	— (8)	— (8)
	6/14/2024	—	—	—	—	4,616 (9)	554,982 (9)	—	—
	6/14/2024	—	—	—	—	4,616 (10)	554,982 (10)	—	—
	12/12/2024	—	—	—	—	—	—	— (11)	— (11)
	6/13/2025	—	—	—	—	—	—	1,161 (12)	139,587 (12)
	6/13/2025	—	—	—	—	—	—	1,161 (13)	139,587 (13)
	6/13/2025	—	—	—	—	—	—	940 (14)	113,016 (14)
	6/13/2025	—	—	—	—	—	—	940 (15)	113,016 (15)

Name	Grant Date	Option Awards (1)				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexer-cisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or other Rights that have not vested ($)
Michael P. Wyatt	6/9/2017	800	—	56.25	6/8/2027	—	—	—	—
	6/8/2018	250	—	48.75	6/7/2028	—	—	—	—
	6/14/2019	1,200	—	7.85	6/13/2029	—	—	—	—
	6/9/2023	—	—	—	—	1,922 (5)	231,082 (5)	—	—
	6/9/2023	—	—	—	—	1,922 (6)	231,082 (6)	—	—
	12/14/2023	—	—	—	—	—	—	— (7)	— (7)
	12/14/2023	—	—	—	—	—	—	— (8)	— (8)
	6/14/2024	—	—	—	—	1,176 (9)	141,390 (9)	—	—
	6/14/2024	—	—	—	—	1,176 (10)	141,390 (10)	—	—
	12/12/2024	—	—	—	—	—	—	— (11)	— (11)
	6/13/2025	—	—	—	—	—	—	233 (12)	28,014 (12)
	6/13/2025	—	—	—	—	—	—	233 (13)	28,014 (13)
	6/13/2025	—	—	—	—	—	—	188 (14)	22,603 (14)
	6/13/2025	—	—	—	—	—	—	188 (15)	22,603 (15)

Name	Grant Date	Option Awards (1)				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or other Rights that have not vested ($)
Alexander A. Hovnanian	7/25/2016	1,200	—	45.25	7/24/2026	—	—	—	—
	6/9/2017	600	—	56.25	6/08/2027	—	—	—	—
	6/8/2018	800	—	48.75	6/07/2028	—	—	—	—
	6/14/2019	1,000	—	7.85	6/13/2029	—	—	—	—
	6/9/2023	—	—	—	—	6,174 (5)	742,300 (5)	—	—
	6/9/2023	—	—	—	—	6,174 (6)	742,300 (6)	—	—
	12/14/2023	—	—	—	—	—	—	— (7)	— (7)
	12/14/2023	—	—	—	—	—	—	— (8)	— (8)
	6/14/2024	—	—	—	—	4,616 (9)	554,982 (9)	—	—
	6/14/2024	—	—	—	—	4,616 (10)	554,982 (10)	—	—
	12/12/2024	—	—	—	—	—	—	— (11)	— (11)
	6/13/2025	—	—	—	—	—	—	1,161 (12)	139,587 (12)
	6/13/2025	—	—	—	—	—	—	1,161 (13)	139,587 (13)
	6/13/2025	—	—	—	—	—	—	940 (14)	113,016 (14)
	6/13/2025	—	—	—	—	—	—	940 (15)	113,016 (15)

(1)

The options represented in the table (except as discussed in footnotes (2), (3) and (16) below) vest 25% per year beginning on the second anniversary of the date of grant. In each case, upon termination due to death, disability or qualified retirement, or, for awards granted after May 2014, in connection with a qualifying termination in the case of a change in control, the options, to the extent not previously vested and exercised, would become fully vested and exercisable, subject to having met the performance conditions, if any. In addition, the Company has entered into a change in control severance agreement with Mr. O'Connor that would apply to vesting and exercise of his options upon a change in control. See footnote (6) to the Potential Payments Upon Termination or Change-in-Control Table. All stock option grants were made in the form of rights to receive shares of Class A Common Stock except, as discussed in the Compensation Discussion and Analysis, for Messrs. Hovnanian, whose grants were made in the form of rights to receive shares of Class B Common Stock.

(2)

Represents stock options granted on June 10, 2016, which have an exercise price set 33 1/3% above the closing stock price on the date of grant and vested on the fourth anniversary of the grant with no acceleration upon retirement or disability.

(3)

Represents stock options granted on June 8, 2018, which have an exercise price set 25% above the closing stock price on the date of grant and vested on the fourth anniversary of the grant with no acceleration upon retirement or disability.

(4)

Represents stock options granted on June 14, 2019, which have an exercise price set 25% above the closing stock price on the date of grant and generally vest in four equal installments beginning on the second anniversary of the grant.

(5)

Represents the number and value of the shares underlying the PSU awards granted on June 9, 2023, that is subject to an absolute EBIT performance condition based on actual results that are still subject to future vesting. Because Mr. Ara Hovnanian was "retirement eligible" as of October 31, 2025 and qualified for accelerated vesting on the basis of retirement, his award is treated as being vested.

(6)

Represents the number and value of the shares underlying the PSU awards granted on June 9, 2023, that is subject to a relative EBIT Return on Investment performance condition based on actual results that are still subject to future vesting. Because Mr. Ara Hovnanian was "retirement eligible" as of October 31, 2025 and qualified for accelerated vesting on the basis of retirement, his award is treated as being vested.

(7)

Represents the number and value of the shares underlying the 2024 LTIP awards granted on December 14, 2023. Because the performance period will commence on November 1, 2025, which is after the date of this table, the number and value of shares underlying the awards are based on threshold performance. At threshold performance, no shares would be paid out to the NEOs.

(8)

Represents the number and value of the shares underlying the cash-settled 2024 LTIP phantom share awards granted on December 14, 2023. Because the performance period will commence on November 1, 2025, which is after the date of this table, the number and value of shares underlying the awards are based on threshold performance. At threshold performance, no shares would be paid out to the NEOs.

(9)

Represents the number and value of the shares underlying the PSU awards granted on June 14, 2024 that is subject to an absolute EBIT performance condition based on actual results that are still subject to future vesting. Because Mr. Ara Hovnanian was "retirement eligible" as of October 31, 2025 and qualified for accelerated vesting on the basis of retirement, his award is treated as being vested.

(10)

Represents the number and value of the shares underlying the PSU awards granted on June 14, 2024 that is subject to an absolute EBIT Return on Investment performance condition based on actual results that are still subject to future vesting. Because Mr. Ara Hovnanian was "retirement eligible" as of October 31, 2025 and qualified for accelerated vesting on the basis of retirement, his award is treated as being vested.

(11)

Represents the number and value of the shares underlying the 2025 LTIP awards granted on December 12, 2024. Because the performance period will commence on November 1, 2027, which is after the date of this table, the number and value of shares underlying the awards are based on threshold performance. At threshold performance, no shares would be paid out to the NEOs.

(12)

Represents the number and value of the shares underlying the PSU awards granted on June 13, 2025 that is subject to an absolute EBIT performance condition. Because performance through the end of fiscal 2025 was below the threshold level, the number of shares underlying the awards is based on threshold performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2025.

(13)

Represents the number and value of the shares underlying the PSU awards granted on June 13, 2025 that is subject to an absolute EBIT Return on Investment performance condition. Because performance through the end of fiscal 2025 was below the threshold level, the number of shares underlying the awards is based on threshold performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2025.

(14)

Represents the number and value of the shares underlying the cash-settled phantom PSU awards granted on June 13, 2025 that is subject to an absolute EBIT performance condition. Because performance through the end of fiscal 2025 was below the threshold level, the number of shares underlying the awards is based on threshold performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2025.

(15)

Represents the number and value of the shares underlying the cash-settled phantom PSU awards granted on June 13, 2025 that is subject to an absolute EBIT Return on Investment performance condition. Because performance through the end of fiscal 2025 was below the threshold level, the number of shares underlying the awards is based on threshold performance and the value is based on the closing trading price of the Company's Class A Common Stock on October 31, 2025.

(16)

Represents stock options granted on June 10, 2016, which vested one-third per year beginning on the third anniversary of the date of grant.

4. OPTION EXERCISES & STOCK VESTED IN FISCAL 2025

The following table discloses information with respect to stock options exercised by the NEOs in fiscal 2025 and stock awards held by them that vested or are treated as having vested in fiscal 2025:

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) (1) |
Name				
Ara K. Hovnanian	—	—	134,175	15,237,490 (2)
Brad G. O'Connor	800	24,984	33,813	3,936,562 (3)
Michael P. Wyatt	—	—	31,585	3,668,689 (4)
Alexander A. Hovnanian	—	—	40,655	4,637,887 (5)

(1)
Based on the closing trading price of the Company's Class A Common Stock on the NYSE on the vesting date or deemed vesting date, as applicable.

(2)
Represents 38,172 shares of Class B Common Stock from his 2024 PSU award that were deemed vested in fiscal 2025 due to Mr. Hovnanian's retirement eligibility but will not be delivered until future years plus 53,908 shares of Class B Common Stock and 42,095 cash-settled phantom shares from his 2023 LTIP award that vested on October 31, 2025.

(3)
Represents 6,310 shares of Class A Common Stock from his June 10, 2022 PSU grants that vested on June 10, 2025, 1,750 shares of Class A Common Stock from his June 12, 2020 RSU grant that vested on June 12, 2025, 2,280 shares of Class A Common Stock from his 2021 LTIP award that vested on October 31, 2025 and 13,180 shares of Class A Common Stock and 10,293 cash-settled phantom shares from his 2023 LTIP award that vested on October 31, 2025.

(4)
Represents 6,310 shares of Class A Common Stock from his June 10, 2022 PSU grants that vested on June 10, 2025, 1,750 shares of Class A Common Stock from his June 12, 2020 RSU grant that vested on June 12, 2025, 2,082 shares of Class A Common Stock from his 2021 LTIP award that vested on October 31, 2025 and 12,040 shares of Class A Common Stock and 9,403 cash-settled phantom shares from his 2023 LTIP award that vested on October 31, 2025.

(5)
Represents 13,520 shares of Class B Common Stock from his June 10, 2022 PSU grants that vested on June 10, 2025, 2,500 shares of Class B Common Stock from his June 12, 2020 RSU grant that vested on June 12, 2025, 1,447 shares of Class B Common Stock from his 2021 LTIP award that vested on October 31, 2025 and 13,020 shares of Class A Common Stock and 10,168 cash-settled phantom shares from his 2023 LTIP award that vested on October 31, 2025.



5. NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2025

The following table provides a summary of the NEOs' nonqualified deferred compensation during fiscal 2025.

Name	Type	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($) (1)	Aggregate Earnings in Last Fiscal Year ($) (2)	Aggregate Withdrawals/ Distributions ($) (3)	Aggregate Balance at Last Fiscal Year End ($) (4)
Ara K. Hovnanian	EDCP	—	276,300	140,000	–889,998	1,426,512
	LTI	—	10,176,408	–22,678,842	9,865,518	49,769,088
Brad G. O'Connor	EDCP	—	45,300	66,889	—	731,826
	LTI	—	2,524,829	–1,010,350	823,576	4,169,817
Michael P. Wyatt	EDCP	—	—	—	—	—
	LTI	—	2,363,972	–935,173	752,640	3,917,935
Alexander A. Hovnanian	EDCP	—	45,300	3,407	—	48,707
	LTI	—	3,166,539	–850,722	523,602	5,101,239

(1)

"Registrant Contributions in Last Fiscal Year" Column. *This column represents, in the EDCP row for each NEO, the Company's contributions to the EDCP accounts of the NEOs in fiscal 2025 to make them whole for the fact that the 401(k) plan imposes limits on compensation that may be recognized for employer contribution purposes. These values are also reflected in the "All Other Compensation" column of the Summary Compensation Table. See Fiscal 2025 All Other Compensation Other Than Perquisites (Supplemental Table) on page 132. In the long-term incentive ("LTI") row for Mr. Ara Hovnanian, this column represents (1) the market value of the 2024 PSU awards that were deemed vested due to retirement eligibility but which will not be delivered until future years, calculated based upon the closing market price of the Company's Class A Common Stock on the NYSE as of the date the awards were deemed vested, plus (2) the market value of the share portion of the 2023 LTIP award that vested on October 31, 2025, but which is subject to a mandatory two-year post-vesting delayed delivery period, calculated based upon the closing market price of the Company's Class A Common Stock on the NYSE as of the date the award vested. In the LTI row for Messrs. O'Connor, Wyatt and Alexander Hovnanian, this column represents (1) the market value of the 2022 PSU awards that vested on June 10, 2025, but which are subject to a mandatory two-year post-vesting delayed delivery period, calculated based upon the closing market price of the Company's Class A Common Stock on the NYSE as of the date the awards vested, plus (2) the market value of the share portions of the 2021 LTIP and 2023 LTIP awards that vested on October 31, 2025, but which are subject to a mandatory two-year post-vesting delayed delivery period, calculated based upon the closing market price of the Company's Class A Common Stock on the NYSE as of the date the awards vested.*

(2)

"Aggregate Earnings in Last Fiscal Year" Column. *This column represents, in the EDCP row for each NEO, both realized and unrealized earnings/(losses) on the EDCP's total account balance. The portions of these earnings above the applicable federal interest rate for Messrs. Ara Hovnanian, O'Connor and Alexander Hovnanian were $65,409 and $31,329 and $1,604, respectively, which are reflected in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for fiscal 2025. For Mr. Ara Hovnanian, the LTI row under his name represents earnings/(losses) on the undelivered portions of the shares of Class B Common Stock underlying the share portion of his 2021 LTIP, 2022 LTIP and 2023 LTIP and 2020, 2021, 2022, 2023 and 2024 PSU awards, which earnings/(losses) have been "realized" only to the extent of the shares delivered during fiscal 2025. For the other NEOs, the LTI row under their names represents earnings/(losses) on the undelivered portions of the shares of Class A Common Stock or Class B Common Stock, as applicable, underlying the share portion of their 2021 LTIP, 2022 LTIP and 2023 LTIP and 2021 and 2022 PSU awards, which earnings/(losses) have been "realized" only to the extent of the shares delivered during fiscal 2025. No such earnings are considered above-market or preferential and, accordingly, are not included in the Summary Compensation Table.*

(3)

"Aggregate Withdrawals/Distribution" Column. *This column represents, in the EDCP row for each NEO, as applicable, the payouts or distributions to the NEOs of vested amounts of deferred compensation pursuant to their elections under the EDCP. For Mr. Ara Hovnanian, the LTI row under his name represents the value "realized" upon the delivery of shares of Class B Common Stock underlying the share portion of his 2020 PSU award that had been considered vested in fiscal 2021 and his 2021 LTIP award that had been considered vested in fiscal 2023, due to his retirement eligibility, based upon the closing trading price of the Company's Class A Common Stock on the NYSE on the dates of delivery. For Mr. Ara Hovnanian, this row also represents the value "realized" upon the delivery of cash in settlement of the portion of the 2020 LTIP award that had been considered vested in fiscal 2022. For the other NEOs, the LTI row under their names represents the value "realized" upon the delivery of shares of Class A Common Stock or Class B Common Stock, as applicable, underlying the share portion of their 2021 LTIP award based upon the closing trading price of the Company's Class A Common Stock on the NYSE on the date of delivery.*

(4)

"Aggregate Balance at Last Fiscal Year" Column. *This column represents, in the EDCP row for each NEO, the net balance of the NEOs' EDCP accounts. The majority of such balances reflect executive and Company contributions that were included in Summary Compensation tables in previous years. In the LTI row for Mr. Ara Hovnanian, this column represents (1) the market value of his 2021 LTIP award and 2020, 2021, 2022, 2023 and 2024 PSU awards that are deemed vested due to retirement eligibility but which will not be delivered until future years, calculated based upon the closing market price of the Company's Class A Common Stock on the NYSE as of October 31, 2025 plus (2) the market value of his 2022 LTIP and 2023 LTIP awards that vested on October 31, 2024 and October 31, 2025, respectively, but which are subject to a mandatory two-year post-vesting delayed delivery period, calculated based upon the closing market price of the Company's Class A Common Stock on the NYSE as of October 31, 2025. The grant date fair values of the share portions of the 2021 LTIP, 2022 LTIP and 2023 LTIP awards that were included as compensation in the Summary Compensation Table in fiscal 2021, fiscal 2022 and fiscal 2023 were $725,620, $1,552,466 and $776,268, respectively, based upon the probable outcome of the performance conditions on the grant date. The grant date fair value of the 2020, 2021, 2022, 2023 and 2024 PSU awards that were included as compensation in the Summary Compensation Table in fiscal 2020, fiscal 2021, fiscal 2022, fiscal 2023 and fiscal 2024 were $717,725, $1,516,032, $1,516,026, $2,274,002 and $2,274,096, respectively, based upon the probable outcome of the performance conditions on the grant date. In the LTI row for Messrs. O'Connor, Wyatt and Alexander Hovnanian, this column represents the market value of their 2021 LTIP awards that vested on October 31, 2024 and October 31, 2025, the market value of their 2022 LTIP and 2023 LTIP awards that vested on October 31, 2024 and October 31, 2025, respectively, and the market value of their 2021 and 2022 PSU awards that vested on June 11, 2024 and June 10, 2025, respectively, but which are subject to a mandatory two-year delayed delivery period, calculated based upon the closing market price of the Company's Class A Common Stock on the NYSE as of October 31, 2025. The grant date fair value of the 2021 LTIP, 2022 LTIP and 2023 LTIP awards that were included as compensation in the Summary Compensation Table in fiscal 2021, fiscal 2022 and fiscal 2023 was $140,377, $363,205, and $189,792, respectively, for Mr. O'Connor, based upon the probable outcome of the performance conditions on the grant date. The grant date fair value of the 2021 and 2022 PSU awards that were included as compensation in the Summary Compensation Table in fiscal 2021 and fiscal 2022 was $139,962 and $140,030, respectively, for Mr. O'Connor, based upon the probable outcome of the performance conditions on the grant date.*

145

Narrative to the Nonqualified Deferred Compensation for Fiscal 2025 Table

The EDCP's total account balance is equal to the "Company Contribution Account" balance. The "Company Contribution Account" balance consists of the annual Company "make-whole" contribution amounts under the plan. During calendar years 2024 and 2025, amounts in the "Company Contribution Account" balances were credited with earnings based on the weighted average yield on the Company's then outstanding senior secured and unsecured notes as of the preceding December 1st, or 10.0% for calendar year 2024 and 10.3% for calendar year 2025. Following a termination of employment, a participant's account balance in the EDCP will be paid in a lump sum or in annual installments of between two to 15 years, as further set forth in the EDCP and pursuant to the terms of the participant's elections.



6. POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The following table summarizes payments and benefits that would be payable to each of the NEOs in the event of his termination of employment or upon the occurrence of a change-in-control (each a "triggering event"). For purposes of this table, the effective date of the triggering event is assumed to be October 31, 2025, the last day of fiscal 2025. The table does not include any payments that are described in the "Nonqualified Deferred Compensation for Fiscal 2025" table above.

Named Executive Officer Form of Compensation	Voluntary Termination		Involuntary Termination			Change in Control	
	With or Without Good Reason ($)	Qualified Retirement ($)	Without Cause ($)	With Cause ($)	Death or Disability ($)	Without Termination ($)	With Involuntary Termination Other Than for Cause or Termination with Good Reason ($)
Ara K. Hovnanian							
Accelerated vesting of annual bonus awards (1)	—	—	—	—	—	—	—
Accelerated vesting of equity awards (2)	—	—	—	—	—	—	7,332,347
Accelerated vesting of LTIP awards (3)	—	—	—	—	—	—	3,489,195
Contractual disability/ death payment (4)	—	—	—	—	10,000,000	—	—
Cash severance payment	—	—	—	—	—	—	—
Accrued and unpaid vacation (5)	—	—	—	—	—	—	—
TOTAL	—	—	—	—	10,000,000	—	10,821,542

Named Executive Officer Form of Compensation	Voluntary Termination		Involuntary Termination			Change in Control	
	With or Without Good Reason ($)	Qualified Retirement ($)	Without Cause ($)	With Cause ($)	Death or Disability ($)	Without Termination ($)	With Involuntary Termination Other Than for Cause or Termination with Good Reason ($)
Brad G. O'Connor							
Accelerated vesting of annual bonus awards (1)	—	—	—	—	—	—	—
Accelerated vesting of equity awards (2) (6)	—	—	—	—	1,802,969	—	2,813,142
Accelerated vesting of LTIP awards (3) (6)	—	—	—	—	—	—	935,870
Contractual disability/ death payment	—	—	—	—	—	—	—
Cash severance payment (6)	—	—	—	—	—	—	1,529,270
Accrued and unpaid vacation (5)	74,508	74,508	74,508	74,508	74,508	—	74,508
TOTAL	74,508	74,508	74,508	74,508	1,877,477	—	5,352,790

Named Executive Officer Form of Compensation	Voluntary Termination		Involuntary Termination			Change in Control	
	With or Without Good Reason ($)	Qualified Retirement ($)	Without Cause ($)	With Cause ($)	Death or Disability ($)	Without Termination ($)	With Involuntary Termination Other Than for Cause or Termination with Good Reason ($)
Michael P. Wyatt							
Accelerated vesting of annual bonus awards (1)	—	—	—	—	—	—	—
Accelerated vesting of equity awards (2)	—	—	—	—	744,945	—	947,172
Accelerated vesting of LTIP awards (3)	—	—	—	—	—	—	716,691
Contractual disability/ death payment	—	—	—	—	—	—	—
Cash severance payment	—	—	—	—	—	—	—
Accrued and unpaid vacation (5)	72,864	96,864	96,864	72,864	72,864	—	72,864
TOTAL	72,864	96,864	96,864	72,864	817,809	—	1,736,727

Named Executive Officer Form of Compensation	Voluntary Termination With or Without Good Reason ($)	Qualified Retirement ($)	Involuntary Termination Without Cause ($)	With Cause ($)	Death or Disability ($)	Change in Control Without Termination ($)	With Involuntary Termination Other Than for Cause or Termination with Good Reason ($)
Alexander A. Hovnanian							
Accelerated vesting of annual bonus awards (1)	—	—	—	—	—	—	—
Accelerated vesting of equity awards (2)	—	—	—	—	2,594,563	—	3,604,736
Accelerated vesting of LTIP awards (3)	—	—	—	—	—	—	935,870
Contractual disability/ death payment	—	—	—	—	—	—	—
Cash severance payment	—	—	—	—	—	—	—
Accrued and unpaid vacation (5)	—	—	—	—	—	—	—
TOTAL	—	—	—	—	2,594,563	—	4,540,606

For purposes of this table presentation, consideration of the forms of compensation or additional payments or benefits to an NEO in the event of a triggering event includes:

(1)
Accelerated vesting of annual bonus awards. *According to the Company's bonus program's policies and procedures, the fiscal 2025 regular bonus award is considered earned only if an NEO is on the payroll and employed by the Company on the date that it is scheduled to be paid. However, if an NEO's termination were due to retirement on or after age 58, a reduction in force, position elimination, death or disability, the NEO would be eligible for a prorated payment through his termination date, less any amounts previously paid. Because Mr. Ara Hovnanian has reached age 58, any voluntary termination of his employment would be considered a qualified retirement. Any such prorated payments would be paid on the date the bonuses are regularly scheduled to be paid. All bonus amounts payable with respect to fiscal 2025 are reflected in the Summary Compensation Table and are not also included in the table above.*

(2)
Accelerated vesting of equity awards. *The values in this table are calculated at the closing trading price of the Company's Class A Common Stock on October 31, 2025 ($120.23).*

PSUs: *Under circumstances other than death, disability, qualified retirement or in connection with a qualifying termination in the case of a change in control, any unvested PSUs are canceled upon termination. PSUs accelerate in connection with a qualifying termination in the case of a change in control. In the event of death, disability or qualified retirement before the end of the performance period, PSUs remain outstanding until actual performance is determined following the end of the performance period and then any earned PSUs shall become vested and deliverable within 60 days after the delivery date. In the event of death, disability or qualified retirement after the end of the performance period, any previously unvested earned PSUs shall become vested and deliverable within 60 days after the delivery date. The delivery date is the date that is the earlier of (1) the second anniversary of the vesting date or (2) the second anniversary of the date of the participant's qualified termination. Because the effective date of the triggering event is assumed to be October 31, 2025 which is before the end of the PSU performance period for the 2025 PSUs, no 2025 PSU values are included under the "Death or Disability" and "Qualified Retirement" columns and the 2025 PSU values in the "Change in Control – With Involuntary Termination Other Than for Cause or Termination with Good Reason" column are based on target performance.*

(3)
Accelerated vesting of LTIP awards.

2025 LTIP: *Except in the case of death, disability, a qualified retirement or a qualifying termination in the case of a change in control, 2025 LTIP participants who terminate prior to the end of the performance period (October 31, 2027) forfeit all of their 2025 LTIP awards. In the case of death, disability or a qualified retirement following a period of employment covering at least one-third of the performance period, the participant is eligible to receive a prorated portion of their share award payable in November 2029, respectively. In the event the participant is involuntarily terminated without cause or the participant terminates employment for good reason, in either case, within two years following a change in control, the remaining portion of the participant's earned award shall become fully vested and immediately payable. Because the effective date of the triggering event is assumed to be October 31, 2025 which is before the end of the performance period, the values in the "Change in Control – With Involuntary Termination Other Than for Cause or Termination with Good Reason" column are based on target performance.*

2024 LTIP: *Except in the case of death, disability, a qualified retirement or a qualifying termination in the case of a change in control, 2024 LTIP participants who terminate prior to the end of the performance period (October 31, 2026) forfeit all of their 2024 LTIP awards. In the case of death, disability or a qualified retirement following a period of employment covering at least one-third of the performance period, the participant is eligible to receive a prorated portion of their phantom share award and share award payable in October 2026 and October 2028, respectively. In the event the participant is involuntarily terminated without cause or the participant terminates employment for good reason, in either case, within two years following a change in control, the remaining portion of the participant's earned award shall become fully vested and immediately payable. Because the effective date of the triggering event is assumed to be October 31, 2025 which is before the end of the performance period, the values in the "Change in Control – With Involuntary Termination Other Than for Cause or Termination with Good Reason" column are based on target performance.*

(4)
Contractual disability and death payment. *The Company has an agreement with Mr. Ara Hovnanian which provides that in the event of his disability or death during his employment with the Company he (or his designated beneficiary, estate or legal representative) will be entitled to receive a lump sum payment of $10 million.*

(5)
Accrued and unpaid vacation. *Represents accrued but unpaid vacation payable upon termination. Messrs. Hovnanian do not accrue vacation.*

(6)
Change in control severance payment. *The Company has entered into a change in control agreement with Mr. O'Connor. Such agreement provides that if, within two years of the occurrence of a change in control, Mr. O'Connor is involuntarily terminated other than for cause or Mr. O'Connor terminates for good reason (a material reduction in duties, title or responsibilities or any reduction in base salary), Mr. O'Connor, upon execution of the Company's standard release, would receive a lump sum cash payment equal to one year's annual base salary plus the average of the last three years' bonuses and become 100% vested in all outstanding stock options, RSUs and deferred shares granted prior to the change in control, to the extent not previously vested. In addition, if the change in control occurs following the end of a LTIP performance period, the unpaid cash and stock portions of the LTIP award will continue to be paid to Mr. O'Connor on the scheduled payout dates. The amounts in the table reflect the additional payments that Mr. O'Connor would have received had a change in control occurred and his employment was terminated involuntarily other than for cause or for good reason on the last day of the fiscal year. This agreement does not provide for excise tax gross-ups.*

7. PAY RATIO DISCLOSURE

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934, we are providing the following disclosure about the relationship of the median of the annual total compensation of our employees to the annual total compensation of Mr. Ara Hovnanian, our Chief Executive Officer and Chairman of the Board.

For fiscal year 2025,

The median of the annual total compensation of all of our employees, other than Mr. Hovnanian, was $157,927;

Mr. Hovnanian's total fiscal year compensation, as reported in the Total column of the 2025 Summary Compensation Table, was $13,654,756; and

Based on this information, the ratio of the annual total compensation of Mr. Hovnanian to the median of the total fiscal year compensation of all employees was estimated to be 86 to 1.

Identification of Median Employee

There have been no material changes in our employee population or employee compensation arrangements in our last completed fiscal year that we believe would significantly impact our pay ratio disclosure. Accordingly, as permitted under the SEC's disclosure rules, we are using the same median employee as we used for purposes of our 2024 pay ratio.

We selected October 31, 2024 as the date on which to determine our median employee. As of that date, we had approximately 1,907 employees. For purposes of identifying the median employee, we considered the Medicare gross wages from W-2s of all employees in the Company's employee population, other than Mr. Hovnanian. To Medicare gross wages, we added non-taxable Section 125 "cafeteria plan" wages. In addition, we measured compensation for purposes of determining the median employee using the 12-month period ended October 31, 2024. We excluded from the ranking twenty-three employees who received no compensation during that period because they were hired on or after October 14, 2024. In determining the annual total compensation of the median employee, we calculated such employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2025 Summary Compensation Table with respect to each of the named executive officers.



8. PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd–Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S–K, we are providing the following information about the relationship between "compensation actually paid" as determined under SEC requirements to our CEO and to our other NEOs and certain financial performance of the Company.

Compensation actually paid does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For example, $35.5 million of the $48.3 million reported as compensation actually paid for the CEO in fiscal 2024 is related to the change in fair value of awards granted in prior years and a significant portion of the change is related to the significant increase in stock price from October 31, 2023 to October 31, 2024. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with Company's performance, see the Compensation Discussion and Analysis.

Fiscal Year (1)	SCT Total Compensation for CEO	Compensation Actually Paid (2) to CEO	Average SCT Total Compensation for Other NEOs	Average Compensation Actually Paid (2) to Other NEOs	Value of Initial Fixed $100 Investment Based On:		Net Income	Relative EBIT Return on Investment Rank vs. Peer Group (4)
					Cumulative TSR	Cumulative Peer Group TSR (3)		
2025	$13,654,756	$9,378,644	$3,701,712	$3,834,977	$378.56	$181.40	$63,900,000	Rank 2 of 10
2024	$13,196,450	$48,275,823	$4,096,010	$8,113,013	$554.28	$238.31	$242,000,000	Rank 1 of 10
2023	$9,482,398	$25,775,449	$3,698,952	$7,602,823	$218.77	$147.84	$205,900,000	Rank 1 of 10
2022	$16,509,497	$6,487,161	$4,951,393	$1,554,549	$126.98	$98.87	$225,500,000	Rank 1 of 10
2021	$12,478,182	$38,816,881	$3,891,574	$11,054,990	$265.30	$138.49	$607,800,000 (5)	Rank 4 of 10

(1)
For each covered fiscal year, Mr. Ara Hovnanian served as our CEO. For fiscal years 2021 through 2023, Messrs. Sorsby and O'Connor served as our other NEOs. For fiscal 2024 and fiscal 2025, Messrs. O'Connor, Wyatt and Alexander Hovnanian served as our other NEOs.

(2)
Amounts reported in this column are based on total compensation reported for our CEO and for other NEOs, respectively, in the Summary Compensation Table (the "SCT") for the indicated fiscal years and adjusted as shown in the table below. Fair value of equity awards was computed in accordance with the Company's methodology used for financial reporting purposes.

		SCT Total Compen-sation	Grant Date fair value of covered fiscal year grants as disclosed in the SCT	Year-End fair value of awards granted in covered fiscal year and unvested at covered fiscal year-end	Vest Date fair value of awards granted and vested in covered fiscal year	Change in fair value of awards granted in prior years and unvested at covered fiscal year-end	Change in fair value of awards granted in prior years and vested in covered fiscal year	Prior Year-End fair value of any awards forfeited during covered fiscal year	Compensation Actually Paid
2025	CEO	$13,654,756	–$7,093,553	$7,372,306	$0	–$1,444,890	–$3,109,975	$0	$9,378,644
	Other NEO Average	$3,701,712	–$1,069,783	$999,906	$0	–$66,226	$269,368	$0	$3,834,977
2024	CEO	$13,196,450	–$4,286,655	$3,824,020	$0	$21,859,977	$13,682,031	$0	$48,275,823
	Other NEO Average	$4,096,010	–$848,379	$733,236	$0	$2,839,382	$1,292,764	$0	$8,113,013
2023	CEO	$9,482,398	–$3,826,502	$4,116,829	$0	$8,315,871	$7,686,853	$0	$25,775,449
	Other NEO Average	$3,698,952	–$1,228,745	$984,837	$0	$2,310,915	$1,885,762	–$48,898	$7,602,823
2022	CEO	$16,509,497	–$3,068,492	$1,725,318	$0	–$6,433,885	–$2,245,277	$0	$6,487,161
	Other NEO Average	$4,951,393	–$1,006,184	$539,213	$0	–$1,962,790	–$967,083	$0	$1,554,549
2021	CEO	$12,478,182	–$3,330,082	$2,816,242	$0	$17,177,723	$9,674,816	$0	$38,816,881
	Other NEO Average	$3,891,574	–$986,612	$832,163	$0	$4,934,364	$2,383,501	$0	$11,054,990

(3)
Peer Group Total Shareholder Return is calculated based on the Company's Proxy Statement Peer Group that was disclosed in the Compensation, Discussion and Analysis section of the Company's Proxy Statement for fiscal 2025, weighted based on the Peer Group's market capitalization as of October 31, 2020. In fiscal 2024, due to the merger of M.D.C. Holdings, Inc. with Sekisui House, Ltd., the Committee determined to modify the Company's Peer Group by removing M.D.C. Holdings, Inc. and adding Dream Finders Homes, Inc. Total shareholder return amounts assume an initial investment of $100 on October 31, 2020. Dream Finders Homes, Inc. was not publicly traded at the October 31, 2020 measurement date, and, as such, its total shareholder return was calculated for the respective measurement period based on its first day of trading, January 21, 2021.

(4)
In accordance with SEC rules, the Company is required to include in the Pay Versus Performance Table the "most important" financial performance measure (as determined by the Company) used to link compensation actually paid to our executive officers to Company performance for the most recently completed fiscal year. The Company determined that Relative EBIT Return on Investment, which is a metric included in our long-term incentive program, meets this requirement, and therefore, we have included this performance measure in the Pay Versus Performance Table. See page 114 for information regarding adjustments made to EBIT Return on Investment.

(5)
Fiscal 2021 net income included a $468,600,000 benefit reduction in our deferred tax asset valuation allowance.

The graphs below provide descriptions of the relationship between compensation actually paid (CAP) to our CEO and the average of the CAP to our other NEOs and our total shareholder return (TSR), net income and relative EBIT Return on Investment for the period indicated. In addition, the first graph below describes the relationship between Hovnanian's TSR and our Peer Group's TSR for the period indicated.

Compensation actually paid does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For example, $35.5 million of the $48.3 million reported as compensation actually paid for the CEO in fiscal 2024 is related to the change in fair value of awards granted in prior years and a significant portion of the change is related to the significant increase in stock price from October 31, 2023 to October 31, 2024.

Compensation Actually Paid and TSR



Compensation Actually Paid and Net Income

Legend: CAP to CEO | CAP to NEO (Average) | Net Income

Compensation Actually Paid and EBIT ROI Rank

Legend: CAP to CEO | CAP to NEO (Average) | EBIT ROI Rank

COMPANY'S MOST IMPORTANT FINANCIAL PERFORMANCE MEASURES

The following are the most important financial performance measures (shown in alphabetical order), as determined by the Company, that link compensation actually paid to our CEO and other NEOs to the Company's performance for the most recently completed fiscal year.

Absolute EBIT

Absolute EBIT Return on Investment

Liquidity



NON-EMPLOYEE DIRECTOR COMPENSATION

The Committee annually reviews the compensation program for Directors who are not employees of the Company and periodically engages a consultant to conduct independent, comprehensive reviews of non-employee director compensation, including a review of director compensation for the Peer Group. After consideration of the compensation philosophy, the historical and marketplace compensation values and practices for director compensation, the anticipated director time commitments and value-added activities for fiscal 2025 and the views of the Committee's outside compensation consultant, the Committee recommended, and the Board of Directors approved, the continuation for fiscal 2025 of the annual retainers, equity awards, meeting fees and charitable contributions at the same values as fiscal 2024.

Below is a summary of non-employee Director compensation for fiscal 2025:

Annual board cash retainer of $50,000 with an additional cash retainer of $27,500 for each committee on which a Director serves and an additional annual cash retainer of $50,000 for the Lead Director. Committee retainers are subject to proration for partial years of service.

Annual RSU award valued at $75,000 for board service plus an additional $15,000 for each committee on which a Director serves as of the grant date, in each case, based on the closing stock price on the grant date, after the application of the illiquidity discount for the mandatory two-year post-vesting delayed delivery period.

Meeting fees of $3,000 per regular quarterly board meeting, $2,000 per additional board meeting, $5,000 per regular quarterly committee meeting and $2,500 per additional committee meeting paid to those who serve on the Board and its committees and to those appointed as observers by the Board.

$15,000 annual charitable donation made by the Company in the name of each Director to the charities of the Director's choosing.

For additional information related to non-employee Director compensation, please also refer to the "Director Compensation for Fiscal 2025" table below.

In conjunction with promoting high ethical standards for the distribution of equity-based incentives, the Committee has established the second Friday in June as the date of the annual RSU grants for all non-employee Directors of the Company (other than in limited circumstances such as newly elected Directors), which is the same as the PSU and RSU grant date for all employees (other than in limited circumstances such as newly hired or promoted employees). The Company's practice of setting "fixed" equity award grant dates is designed to reduce the possibility that the Company could grant stock awards prior to the release of material, non-public information that is likely to result in an increase in its stock price or delay the grant of stock awards until after the release of material, non-public information that is likely to result in a decrease in the Company's stock price.

The Board of Directors of the Company has adopted stock ownership guidelines, which set forth recommended minimum amounts of stock ownership, directly or beneficially, for the Company's non-employee Directors. To further align the interests of our Board with our shareholders, in October 2020 the Board increased the ownership guideline for non-employee Directors from three times to five times the total value of their annual Board retainer. Specifically, the guidelines provide that non-employee Directors are requested to achieve and maintain stock ownership amounts that equal five times the total value of their annual retainer exclusive of any committee retainers (which represents $250,000 in total) within five years after they become subject to the guidelines upon their election to the Board. If a non-employee Director fails to achieve the required minimum ownership during the applicable five-year transition period, that person shall thereafter be required to retain 100% of shares of the Company's common stock earned, net of taxes, until the targeted ownership level is attained. Under the policy, once the stock ownership guidelines are met, they are deemed satisfied for subsequent annual review periods, regardless of decreases in the Company's stock price on the NYSE. The Corporate Governance and Nominating Committee reviews adherence to the Company's stock ownership guidelines on an annual basis. The Company believes these ownership guidelines further enhance the Company's commitment to aligning the interests of non-employee Directors with those of its stockholders. All non-employee Directors are currently in compliance with these stock ownership guidelines.

The following table summarizes the compensation of the Company's non-employee Directors related to their service in fiscal 2025.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (3)	Total ($)
Robert B. Coutts	181,000	104,976	—	—	—	15,000	300,976
Miriam Hernandez-Kakol	176,500	104,976	—	—	—	15,000	296,476
Edward A. Kangas	271,500	119,973	—	—	—	15,000	406,473
Joseph A. Marengi	223,500	119,973	—	—	—	15,000	358,473
Vincent Pagano	176,000	104,976	—	—	—	15,000	295,976
Robin Stone Sellers	176,000	104,976	—	—	—	15,000	295,976
J. Larry Sorsby	173,500	89,980	—	—	—	15,000	278,480

(1)

"Fees Earned or Paid in Cash" Column. The amounts in this column represent the combined value of the fiscal 2025 annual cash retainers and cash fees relating to meetings. For a full description of the annual retainers, meeting fees and share awards to non-employee Directors, see the discussion preceding this table.

(2)

"Stock Awards" Column. The amounts in these columns represent the grant date fair value of RSUs granted in fiscal 2025 computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in footnote (15) to the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2025. There is a mandatory two-year post-vesting delayed delivery for the RSUs granted in fiscal 2025. RSUs vest on the first anniversary of the date of grant, but if the non-employee Director ceases to be a member of the Board of Directors due to death, disability or qualified retirement, the RSUs, to the extent not previously vested and distributed, would become fully vested and deliverable within 60 days after the delivery date. The delivery date is the date that is the earlier of (1) the second anniversary of the vesting date or (2) the second anniversary of the date of the participant's qualified termination. "Retirement" is defined as termination of a member of the Board of Directors on or after age 60 or on or after age 58 with at least 15 years of service to the Company immediately preceding such termination. All RSU grants were made in the form of rights to receive Class A Common Stock. Currently, each non-employee Director qualifies for accelerated vesting on the basis of his or her eligibility for retirement.

(3)

"All Other Compensation" Column. Represents annual charitable gift program donations made by the Company in the name of each Director.

THE AUDIT COMMITTEE

Membership, Independence and Qualifications

During the fiscal year ended October 31, 2025, Mr. Kangas, as Chairman, Mr. Coutts, Ms. Hernandez-Kakol, Mr. Marengi, Mr. Pagano and Ms. Sellers were the members of the Audit Committee. The Company's Board of Directors has determined that each member of the Audit Committee is independent as required by both the rules of the NYSE and regulations of the SEC and has met the financial literacy requirements of the NYSE. The Company's Board of Directors has also determined that Mr. Kangas is an "audit committee financial expert" in accordance with SEC regulations. In determining that Mr. Kangas is an "audit committee financial expert," the Board of Directors considered his significant experience, expertise and background with regard to accounting matters, including the broad perspective brought by his experience advising clients in many diverse industries.

Responsibilities of the Audit Committee and Charter

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors and is governed by its Charter, which is available at www.khov.com under "Investor Relations," "Corporate Governance," "Highlights."

Policies and Procedures Established by Audit Committee

In accordance with SEC regulations, the Audit Committee has established procedures for the appointment, compensation, retention and oversight of the independent registered public accounting firm engaged to prepare or issue an audit report or to provide other audit, review or attest services. The Company's independent registered public accounting firm reports directly to the Audit Committee, and the Audit Committee is responsible for the resolution of any disagreements between such firm and management regarding financial reporting.

The Audit Committee has established whistle blower procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, as required by Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act. These procedures are discussed in the Company's Code of Ethics, which is available at www.khov.com under "Investor Relations," "Corporate Governance."



Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has also established procedures for the pre-approval of audit and permitted non-audit services provided by an independent registered public accounting firm. The Company's "Audit and Non-Audit Services Pre-Approval Policy" ("Pre-Approval Policy") was most recently reviewed and approved by the Audit Committee at its meeting held on September 18, 2025.

As set forth in the Pre-Approval Policy, audit services require specific approval by the Audit Committee, except for certain services that have received general pre-approval by the Audit Committee.

In accordance with the Pre-Approval Policy, the Audit Committee annually reviews and pre-approves the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. Prior to establishing the list of pre-approved services, the Audit Committee determines if the Company's independent registered public accounting firm is an effective provider of such services. The Audit Committee may revise the list of general pre-approved services from time to time, based on subsequent determinations. For fiscal year 2025, there were four categories of services that received general pre-approval by the Audit Committee: Audit, Audit-Related, Tax and All Other Services, and the pre-approved dollar amount for such services may not exceed $100,000 per engagement.

The Audit Committee may delegate to one or more of its members the authority to approve in advance all significant audit or permitted non-audit services to be provided by the independent registered public accounting firm, so long as decisions are presented to the full Audit Committee at its next scheduled meeting.

All of the services covered under the captions "Audit Fees," "Audit-Related Fees," "Tax Fees" and "All Other Fees" below were pre-approved by the Audit Committee.

THE AUDIT COMMITTEE REPORT

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended October 31, 2025 with management. This review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee has reviewed and discussed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles:

The overall scope and plans for such accounting firm's audits of the Company;

Such accounting firm's judgments as to the quality, not just the acceptability, of the Company's accounting principles;

Such accounting firm's independence from management and the Company, including matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Accounting Oversight Board (the "PCAOB"), concerning independence and received by the Company; and

Such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and under the applicable requirements of the PCAOB, rules of the SEC and other applicable regulations.

The Audit Committee, under the Audit Committee Charter, reviews with management the Company's annual audited financial statements and quarterly financial statements prior to their filing with the SEC. The Audit Committee, in reliance on the reviews and discussions referred to above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2025.

AUDIT COMMITTEE

Edward A. Kangas, Chair
Robert B. Coutts
Miriam Hernandez-Kakol
Joseph A. Marengi
Vincent Pagano Jr.
Robin Stone Sellers



FEES PAID TO PRINCIPAL ACCOUNTANT

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP in each of fiscal 2025 and 2024 for professional services rendered for the audit of our consolidated financial statements included in our Form 10-K for the years ended October 31, 2025 and 2024, for the reviews of the unaudited condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for the quarterly periods during fiscal 2025 and 2024, the audit of the effectiveness of the Company's internal controls over financial reporting as of October 31, 2025 and 2024, and for services normally provided by our independent registered public accounting firm in connection with statutory or regulatory filings or engagements, including comfort and consent letters in connection with SEC filings and financing transactions, were $2,398,800 and $1,922,700, respectively.

Audit-Related Fees

Audit-related fees billed by Deloitte & Touche LLP in fiscal 2025 were $160,000. There were no audit-related fees billed in fiscal 2024.

Tax Fees

The aggregate fees billed by Deloitte & Touche LLP in fiscal 2025 and 2024 for professional services rendered for tax compliance, tax advice or tax planning were $36,466 and $12,328, respectively.

All Other Fees

There were no fees billed for products and services provided by Deloitte & Touche LLP in either fiscal 2025 or 2024 other than the services described above.

PRINCIPAL ACCOUNTANT INDEPENDENCE

The Audit Committee has determined that the provision of all non-audit services performed by Deloitte & Touche LLP were compatible with maintaining the independence of such firm.

CORPORATE GOVERNANCE

The Corporate Governance and Nominating Committee is primarily responsible for reviewing the Company's Governance Guidelines and further developing such guidelines and other policies and procedures that enhance the Company's corporate governance.

In accordance with promoting strong corporate governance, the Company has a Code of Ethics that applies to its principal executive officer, principal financial officer, controller and all other associates of the Company, including its Directors and other officers.

The Company makes available to the public various corporate governance-related information on its public website (www.khov.com) under "Investor Relations," "Corporate Governance" and to any shareholder who requests such information in writing. Information on the website includes the Company's Code of Ethics, Governance Guidelines (including the Related Person Transaction Policy) and Charters of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Shareholders, associates of the Company and other interested parties may communicate directly with the Board of Directors or the non-employee directors specifically by corresponding to the address below and stating to which group the correspondence is addressed. Correspondence will be discussed at the next scheduled meeting of the Board of Directors or non-Employee directors, as applicable, or as indicated by the urgency of the matter. The office of the Corporate Secretary reviews correspondence received and will filter advertisements, solicitations, spam and other such items not related to a director's duties and responsibilities. All other relevant correspondence addressed to a director will be forwarded to that director, or if none is specified, to the Chair of the Board.

Attn: Board of Directors or Non-Employee Directors of Hovnanian Enterprises, Inc.
c/o Mr. Edward A. Kangas, Lead Independent Director & Chairman of the Audit Committee
Privileged & Confidential
Hovnanian Enterprises, Inc.
90 Matawan Road
Fifth Floor
Matawan, NJ 07747

The Company's independent Directors meet without management after each regularly scheduled meeting of the Board of Directors. The Lead Independent Director presides at these executive sessions by the Directors in attendance. Following the 2026 Annual Meeting, assuming the election of all the director nominees, the independent members of the Board will be: Mr. Coutts, Ms. Hernandez-Kakol, Mr. Kangas, Mr. Marengi, Mr. Pagano and Ms. Sellers. All such Directors are "independent" in accordance with NYSE rules and as defined under the Company's Restated Certificate of Incorporation.

In addition, associates of the Company may anonymously report concerns or complaints 24/7 via the K. Hovnanian Corporate Governance Hotline that is monitored by an independent third-party company or by following the procedure discussed in the Company's Code of Ethics.



BOARD OVERSIGHT OF RISK MANAGEMENT

The Company is exposed to a number of risks and undertakes at least annually an Enterprise Risk Management review to identify and evaluate these risks and to develop plans to manage them effectively. The Company's Chief Financial Officer, Mr. O'Connor, is directly responsible for the Company's Enterprise Risk Management function and reports both to the Chief Executive Officer and Chairman and to the Audit Committee in this capacity. In fulfilling his risk management responsibilities, the CFO works closely with members of senior management and others. Also, from time to time, the Board of Directors discusses trends in the real estate industry with outside experts as part of its oversight responsibility.

On behalf of the Board of Directors, the Audit Committee, which includes our Lead Independent Director, Mr. Kangas, plays a key role in the oversight of the Company's Enterprise Risk Management function. In particular, Mr. Kangas leverages his extensive experience on other public company boards and from previously leading Deloitte as its Global Chairman and CEO as part of the Audit Committee's assessment of risks facing the Company. In that regard, the CFO meets with the Audit Committee at least four times a year to discuss the short- and long-term risks facing the Company, highlighting any new risks that may have arisen since they last met. The Audit Committee also reports to the Board of Directors on a regular basis to apprise them of their discussions with the CFO regarding the Company's Enterprise Risk Management efforts. With respect to cybersecurity risk oversight, our Board of Directors has established a Cybersecurity Subcommittee of the Corporate Governance and Nominating Committee that receives updates multiple times a year from our information technology team to assess the primary cybersecurity risks facing the Company. In fiscal 2025, the Cybersecurity Subcommittee received three such updates and attended a cybersecurity tabletop exercise. The Company engages outside experts to review and advise on cybersecurity preparedness and those expert reports are shared with the subcommittee which advice is then relayed to the Board of Directors. The subcommittee also receives updates on the measures the Company is taking to mitigate such risks. These measures include required annual training and monthly phishing testing for all associates as well as ongoing educational communications throughout the year. Additional specialized training is conducted multiple times per year for our cybersecurity operations teams, including attendance at cybersecurity conferences and training seminars, breach simulation exercises and personal accreditation training. In addition to such updates, our Board of Directors and Audit Committee receive updates from management as to changes to the Company's cybersecurity risk profile or significant newly identified risks.

In fiscal 2025, we systematically reviewed all of our incentive compensation programs for potential risk areas as well as the key enterprise risks facing the Company and concluded that our compensation programs are not reasonably likely to have a material adverse effect on the Company.

By design, the Company's compensation program for executive officers does not incentivize excessive risk-taking. Our base salary component of compensation does not encourage risk-taking because it is a fixed amount. The remaining elements of executive officer compensation have the following risk-limiting characteristics:

We generally do not provide guaranteed bonuses, nor have we awarded excessively large equity grants with unlimited upside but no downside risk;

The elements of our compensation program are balanced between long- and short-term, fixed and variable, and cash and equity awards;

We use a variety of performance measures in our short-term and long-term incentive plans;

We generally do not provide lucrative severance packages or any defined benefit pension plans;

A large portion of our compensation program is tied to long-term and sustained Company performance, our LTIP awards are earned after a multi-year performance period and certain of our LTIP and all of our PSU awards are subject to time-based vesting conditions that extend beyond the performance periods and the share portions are further subject to a mandatory two-year post-vesting delayed delivery;

Our incentive plans are not tied to formulas that could focus executives on specific short-term outcomes to the detriment of long-term results;

The Compensation Committee reserves the right to apply negative discretion to bonus amounts calculated under the bonus formulas; and

Our NEOs are subject to our stock ownership and holding guidelines, discussed on page 127.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG) PRACTICES



OUR COMMITMENT

Hovnanian has a long history of corporate responsibility, which is deeply rooted in our heritage. We are a company that is built on dedication and purpose. At our communities and offices, this means attracting the best talent and creating the best experience for our homebuyers. Throughout the 13 states where we operate, we strive to be good neighbors and are committed to practices that have a positive impact. We believe that value creation and commitment to ESG practices are complementary goals.

Having succeeded as a company for more than 65 years, we understand that a clear vision of what you stand for is crucial for lasting success. In 1959, our founder, Kevork S. Hovnanian established our Company on a strong value system, long before the term "corporate responsibility" was part of the conversation within board rooms.

Our commitment to ESG and corporate responsibility more broadly is evidenced by our Board's oversight of ESG matters. In particular, our Board has tasked our Corporate Governance and Nominating Committee with responsibility for our ESG oversight. In this capacity, the Corporate Governance and Nominating Committee reviews and considers the Company's policies and practices relating to environmental stewardship, corporate social responsibility and other public policy issues significant to the Company.

The Company's fifth consecutive ESG Report will be published in April 2026. The purpose of our annual ESG Report is to communicate to all our stakeholders our efforts regarding corporate sustainability. Our ESG Report includes but is not limited to information pertaining to our commitment to adhering to sound environmental principles and practices, our efforts to promote an inclusive and diverse work environment, ensuring proper safety protocols and policies and continuing our strong corporate governance practices.

We have continued to strengthen our disclosure practices. Our 2025 ESG Report will provide limited assurance of our Scope 1 and Scope 2 greenhouse gas emissions calculations, as well as a comprehensive overview of our risk management department. These steps underscore our dedication to transparency and to meeting the expectations of our stakeholders and regulatory bodies.

Below are some additional initiatives found in the Company's ESG Report:

Hovnanian advances sustainability by integrating energy-efficient features, collaborating on innovative building practices, and partnering with vendors for state-of-the-art solutions.

The Company has made its homes more energy efficient resulting in better Home Energy Rating System (HERS) scores, adopted climate risk disclosures, and considers climate adaptation, flood risks, and other environmental factors when choosing new land.

The Company offers comprehensive associate development programs, including multi-level leadership training, micro-learning initiatives, and the Accelerated Leadership Development Program (ALDP), supporting skill advancement, succession planning, and operational excellence across all divisions.

Specialized sales, construction, storm water management, and advanced building performance training—along with experienced quality coaches—ensured measurable improvements in sales techniques, compliance with evolving building codes, and continuous enhancement of safety, quality, and best practices.



Consistent with our dedication to promoting strong communication throughout the Company, our leadership team has been hosting quarterly Town Hall events over the past four years. These live events have become a staple within the organization and provide all associates with an opportunity to hear about the Company's progress and strategic initiatives, and to ask questions directly of senior leadership. We encourage associates to provide candid feedback and ask questions directly or anonymously, if preferred. Our leadership team is committed to answering every question received, either during the Town Hall or posted after the event on our Company intranet. With associates working across 13 states and a variety of functions, our Town Hall events play a crucial role in ensuring a shared sense of purpose and belonging. The Company continues to offer additional channels for engaging associates companywide, including our Lunch & Learns and Coffee Chats with the goal of enhancing two-way communication. The Company facilitates the involvement of Hovnanian associates with a variety of charitable causes, community outreach programs and other philanthropic activities in local markets.

Our ESG Reports are available on the Company's website at www.khov.com under "Investor Relations." The information contained on or accessible through the Hovnanian website, including the Company's ESG Report, is not considered part of this proxy statement.

LEADERSHIP STRUCTURE

From 1997 to 2009, the Company had separate individuals serving as Chairman of the Board and as Chief Executive Officer. This structure reflected the continuing strong leadership, energy and passion brought to the Board of Directors by our founder, Mr. Kevork Hovnanian, and the day-to-day management direction of the Company under Mr. Ara Hovnanian as President and CEO. Following the death of Mr. K. Hovnanian in September 2009, the Board of Directors appointed Mr. A. Hovnanian to the additional position of Chairman, believing that his many decades of service to the Company, vast industry experience and close relationship with our founder uniquely qualified him for this role. The Board of Directors believes that combining these positions under Mr. A. Hovnanian's leadership has enabled him to carry on the tradition of a strong leader that has always marked this family-run company and to successfully navigate the Company. In the view of the Board of Directors, this leadership structure also enables the Board of Directors to better fulfill its risk oversight responsibilities, as described above under "Oversight of Risk Management."

On June 17, 2021, the Board of Directors designated Mr. Kangas as Lead Independent Director. In his position as Lead Independent Director, Mr. Kangas serves as liaison between the Chairman and the Independent Directors; consults on meeting agenda items for the Board; has the ability to coordinate meetings of the Independent Directors; if requested by major shareholders, would make himself available for consultation and direct communication; presides at all meetings of the Board at which the Chair is not present, including executive sessions of the Independent Directors; and serves on the Strategy Committee. Mr. Kangas is also able to provide input on the design of the Board and is involved in the Board's oversight of risks facing the Company as chair of the Audit Committee. See "Board Oversight of Risk Management" above. As Lead Independent Director, Mr. Kangas serves as the Director to whom correspondence may be directed on behalf of both the Board of Directors and the non-employee Directors, as described above under "Corporate Governance" beginning on page 170.

CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS

The Board of Directors has adopted a written Related Person Transaction Policy (the "Related Person Transaction Policy") to assist it in reviewing, approving and ratifying related person transactions and to assist the Company in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements the Company's other policies that may apply to transactions with related persons, such as the Company's Guidelines and Code of Ethics.

The Related Person Transaction Policy provides that all Related Person Transactions (as defined in the Related Person Transaction Policy) covered by the Related Person Transaction Policy and involving a director, director nominee, executive officer or greater than 5% shareholder or an immediate family member of any such person are prohibited, unless approved or ratified by the independent and disinterested members of the Board of Directors or the Corporate Governance and Nominating Committee. The Company's employees, directors, director nominees, executive officers and their immediate family members are required to provide prompt and detailed notice of any purported Related Person Transaction to the Company's Corporate Counsel or Chief Financial Officer, who in turn must promptly forward such notice and information to the Chairperson of the Board of Directors or the Corporate Governance and Nominating Committee and will advise the Corporate Governance and Nominating Committee or disinterested directors as to whether the Related Person Transaction will be required to be disclosed in applicable regulatory filings. The Company's Corporate Counsel will document all non-reportable and reportable Related Person Transactions.

In reviewing Related Person Transactions for approval or ratification, the Corporate Governance and Nominating Committee or disinterested directors will consider the relevant facts and circumstances, including, without limitation:

the commercial reasonableness of the terms of the transaction;

the benefit and perceived benefit, or lack thereof, to the Company;

opportunity costs of alternate transactions;

the materiality and character of the Company's and related person's direct or indirect interest and the actual or apparent conflict of interest of the Company and related person;

whether the proposed transaction would likely impair the judgment of the related person to act in the best interest of the Company;

whether the proposed transaction includes any potential reputational risk issues that may arise as a result of, or in connection with, the proposed transaction; and

with respect to a non-employee director or nominee, whether the transaction would compromise the director's (1) independence under the NYSE rules and the Company's Restated Certificate of Incorporation; (2) status as a "non-employee director" under Rule 16b-3 of the Exchange Act if such non-employee director serves or will serve on the Compensation Committee; or (3) status as an independent director under Rule 10A-3 or Rule 10C-1 of the Exchange Act if such non-employee director serves or will serve on the Audit Committee or Compensation Committee, respectively

The Corporate Governance and Nominating Committee or the disinterested directors will not approve or ratify a Related Person Transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the Company's best interests and the best interests of its shareholders.

Generally, the Related Person Transaction Policy applies to any current or proposed transaction in which:

the Company was or is to be a participant;

the amount involved exceeds $120,000; and

any related person had or will have a direct or indirect material interest.

A copy of our Related Person Transaction Policy is available as part of our Governance Guidelines on our website at www.khov.com under "Investor Relations," "Corporate Governance," "Guidelines."



Related Person Transactions

The following transactions were reviewed, approved and ratified by the disinterested members of the Board of Directors and/or by the Corporate Governance and Nominating Committee in accordance with our Related Person Transaction Policy:

During the year ended October 31, 2025, an engineering firm owned by Tavit Najarian, a relative of Ara K. Hovnanian, our Chairman of the Board and our Chief Executive Officer, and Alexander Hovnanian, our President, provided services to the Company totaling $0.7 million. Neither the Company nor either Messrs. Hovnanian has a financial interest in the relative's company from whom the services were provided.

Carson Sorsby, the son of J. Larry Sorsby, a member of our Board of Directors and our former Chief Financial Officer (retired as of October 31, 2023), is employed by the Company. Carson Sorsby holds the position of Account Manager in the Company's mortgage subsidiary. For fiscal 2025, his total income from commissions was approximately $245,015. His compensation is commensurate with that of similarly situated employees in his position.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MARCH 31, 2026

Our 2026 Proxy Statement, the Company's Annual Report to Shareholders for the year ended October 31, 2025 (which is not deemed to be part of the official proxy soliciting materials), proxy cards and any amendments to the foregoing materials that are required to be furnished to shareholders are available online at www.proxyvote.com.

For information on how to obtain directions to the Company's 2026 Annual Meeting, please call our Investor Relations department at 1-800-815-9680.

GENERAL

Solicitation

The solicitation of proxies is being made by our Board of Directors on our behalf primarily through the internet and by mail, but directors, officers, employees and contractors retained by us may also engage in the solicitation of proxies by telephone. The cost of soliciting proxies will be borne by us. In addition, we may reimburse brokers, custodians, nominees and other record holders for their reasonable out-of-pocket expenses in forwarding proxy material to beneficial owners.

Voting

Unless otherwise directed, the persons named in the proxy card(s) intend to vote all shares represented by proxies received by them in favor of the election of the nominees to the Board of Directors of the Company named herein, in favor of the ratification of the selected independent registered public accounting firm and in favor of the compensation of the Company's named executive officers, in each case, as recommended by the Board of Directors. All proxies will be voted as specified. The proxy will be voted on any other matters as may properly come before the meeting in accordance with the discretion of the named proxies and agents.

Each share of Class A Common Stock entitles the holder thereof to one vote, and each share of Class B Common Stock entitles the holder thereof to ten votes (except as provided below). Votes of Class A Common Stock and Class B Common Stock will be counted together without regard to class for proposals that require the affirmative vote of a majority of the votes cast by holders of the outstanding Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2026 Annual Meeting.

All votes will be certified by the Inspectors of Election. Abstentions and broker non-votes will have no effect on the vote for proposals one, three and four because such shares are not considered votes cast. Abstentions will have no effect on the vote for proposal two because such shares are not considered votes cast. Brokers may vote shares with respect to proposal two in the absence of client instructions, and thus there will be no broker non-votes with respect to proposal two.

Notwithstanding the foregoing, the Company's Restated Certificate of Incorporation provides that each share of Class B Common Stock held, to the extent of the Company's knowledge, in nominee name by a stockbroker, bank or otherwise will be entitled to only one vote per share unless the Company is satisfied that such shares have been held continuously, since the date of issuance, for the benefit or account of the same named beneficial owner of such shares (as defined in the Restated Certificate of Incorporation) or any Permitted Transferee (as defined in the Restated Certificate of Incorporation). Beneficial owners of shares of Class B Common Stock held in nominee name wishing to cast ten votes for each share of such stock must properly complete their voting instruction card, which is specially designed for beneficial owners of Class B Common Stock. The Company has also supplied nominee holders of Class B Common Stock with instructions and specially designed proxy cards to accommodate the voting of the Class B Common Stock. In accordance with the Company's Restated Certificate of Incorporation, shares of Class B Common Stock held in nominee name will be entitled to ten votes per share only if the beneficial owner voting instruction card and the nominee proxy card relating to such shares is properly completed, mailed and received not less than three nor more than 20 business days prior to March 31, 2026. Proxy cards should be mailed to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

Additional Matters

Management does not intend to present any business at the meeting other than that set forth in the accompanying Notice of Annual Meeting of Shareholders, and it is not aware that others will attempt to do so. If other matters requiring the vote of shareholders properly come before the meeting and any adjournments or postponements thereof, it is the intention of the persons named in the proxy cards to vote the shares represented by the proxies held by them in accordance with their judgment on such matters.

SHAREHOLDER PROPOSALS *for the* 2027 ANNUAL MEETING

Matawan, New Jersey
February 9, 2026

Under the SEC's rules and regulations, any stockholder desiring to submit a proposal to be included in our 2027 proxy statement must submit such proposal to us at our principal executive offices to the attention of our Secretary no later than October 12, 2026.

Our Restated By-laws require timely notice of business to be brought before a shareholders' meeting, including nominations of persons for election as directors. To be timely, a stockholder's notice must be delivered to our Secretary at our principal executive offices not earlier than 120 days prior to the first anniversary of the 2026 Annual Meeting (December 1, 2026), but not later than 90 days prior to such anniversary date (December 31, 2026), provided, however, that in the event that the date of the 2027 Annual Meeting of Shareholders is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Our Restated By-laws have other requirements that must be followed in connection with submitting director nominations and any other business for consideration at a shareholders' meeting.

In addition to satisfying the foregoing requirements under our Restated By-laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than February 1, 2027.

By order of the Board of Directors,

HOVNANIAN ENTERPRISES, INC.

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APPENDIX A

—Fourth Amended *and* Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan

SECTION 1   PURPOSE OF THE PLAN

The purpose of the Plan is to aid the Company and its Affiliates in recruiting and retaining key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on behalf of the Company and its Affiliates by providing incentives through the granting of Awards. The Company expects that it will benefit from the added interest which such key employees, directors or consultants will have in the welfare of the Company as a result of their proprietary interest in the Company's success.

SECTION 2   DEFINITIONS

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a)   Act: The Securities Exchange Act of 1934, as amended, or any successor thereto.

(b)   Affiliate: With respect to the Company, any entity directly or indirectly controlling, controlled by, or under common control with, the Company or any other entity designated by the Board in which the Company or an Affiliate has an interest.

(c)   Award: An Option, Stock Appreciation Right or Other Stock-Based Award granted pursuant to the Plan.

(d)   Beneficial Owner: A "beneficial owner", as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

(e)   Board: The Board of Directors of the Company.

(f)   Cause: The occurrence of any of the following with respect to a Participant: (a) the willful and continued failure of the Participant to perform substantially all of his or her duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness) for a period of 10 days following a written demand for substantial performance that is delivered to such Participant by the Company, which specifically identifies the manner in which the Company believes the Participant has not substantially performed his or her duties; (b) dishonesty in the performance of the Participant's duties with the Company; (c) the Participant's conviction of, or plea of guilty or nolo contendere to, a crime under the laws of the United States or any state thereof constituting a felony or a misdemeanor involving moral turpitude; (d) the Participant's willful malfeasance or willful misconduct in connection with the Participant's duties with the Company or any act or omission which is injurious to the financial condition or business reputation of the Company or its affiliates; or (e) the Participant's breach of any restrictive covenant provisions set forth in the Participant's Award agreement.

(g)   Change in Control:

The occurrence of any of the following events:

   (i)   any Person (other than a Person holding securities representing 10% or more of the combined voting power of the Company's outstanding securities as of the Effective Date, or any Family Member of such a Person, the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), becomes the Beneficial Owner, directly or indirectly, of securities of the Company, representing 50% or more of the combined voting power of the Company's then-outstanding securities;

(ii) during any period of twenty-four consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board, and any new director (other than (A) a director nominated by a Person who has entered into an agreement with the Company to effect a transaction described in clauses (i), (iii) or (iv) of this definition or (B) a director nominated by any Person (including the Company) who publicly announces an intention to take or to consider taking actions (including, but not limited to, an actual or threatened proxy contest) which if consummated would constitute a Change in Control) whose election by the Board or nomination for election by the Company's shareholders was approved in advance by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(iii) the consummation of any transaction or series of transactions under which the Company is merged or consolidated with any other company, other than a merger or consolidation which results in the shareholders of the Company immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 65% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iv) the consummation of a complete liquidation of the Company or the sale or disposition by the Company of all or substantially all of the Company's assets, other than a liquidation of the Company into a wholly-owned subsidiary.

(h) Code: The Internal Revenue Code of 1986, as amended, or any successor thereto.

(i) Committee: The Compensation Committee of the Board (or a subcommittee thereof as provided under Section 4), or such other committee of the Board to which the Board has delegated power to act under or pursuant to the provisions of the Plan, or the full Board.

(j) Company: Hovnanian Enterprises, Inc., a Delaware corporation, and any successors thereto.

(k) Disability: Inability of a Participant to perform in all material respects his duties and responsibilities to the Company, or any Subsidiary of the Company, by reason of a physical or mental disability or infirmity which inability is reasonably expected to be permanent and has continued (i) for a period of six consecutive months or (ii) such shorter period as the Committee may reasonably determine in good faith. The Disability determination shall be in the sole discretion of the Committee and a Participant (or his representative) shall furnish the Committee with medical evidence documenting the Participant's disability or infirmity which is satisfactory to the Committee.

(l) Effective Date: January 24, 2020, the date the Plan was initially adopted by the Board, prior to the amendment and restatement thereof.

(m) Fair Market Value: On a given date, the closing price of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if no Composite Tape exists for such national securities exchange on such date, then on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on a national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted), or, if there is no market on which the Shares are regularly quoted, the Fair Market Value shall be the value established by the Committee in good faith. If no sale of Shares shall have been reported on such Composite Tape or such national securities exchange on such date or quoted on the National Association of Securities Dealer Automated Quotation System on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used.

(n)   Family Member:

    (i)   any Person holding securities representing 10% or more of the combined voting power of the Company's outstanding securities as of the Effective Date;

    (ii)   any spouse of such a person;

    (iii)   any descendant of such a person;

    (iv)   any spouse of any descendant of such a person; or

    (v)   any trust for the benefit of any of the aforementioned persons.

(o)   Good Reason: The occurrence of any of the following with respect to a Participant, without the Participant's express written consent: (a) any material diminution in the Participant's duties, titles or responsibilities with the Company from those in effect immediately prior to a Change in Control or (b) any reduction in the Participant's annual base salary or any material reduction in the Participant's annual bonus opportunity, annual equity awards or long-term incentive program awards from the Participant's annual base salary or annual bonus opportunity, annual equity awards or long-term incentive program awards in effect immediately prior to a Change in Control. Notwithstanding the foregoing, no event shall constitute Good Reason unless the Participant provides the Company with written notice of such event within 60 days after the occurrence thereof and the Company fails to cure or resolve the behavior otherwise constituting Good Reason within 30 days of its receipt of such notice.

(p)   ISO: An Option that is also an incentive stock option granted pursuant to Section 6(d) of the Plan.

(q)   Minimum Vesting Condition: The requirement, with respect to any Award, that vesting of (or lapsing of restrictions on) such Award does not occur any more rapidly than on the first anniversary of the grant date for such Award (or the date of commencement of employment or service, in the case of a grant made in connection with a Participant's commencement of employment or service), other than (i) in connection with a Change in Control or (ii) as a result of a Participant's death, retirement, Disability or involuntary termination of employment without cause; provided, that such Minimum Vesting Condition will not be required on Awards covering, in the aggregate, a number of Shares not to exceed 5% of the Absolute Share Limit, as defined in Section 3.

(r)   Other Stock-Based Awards: Awards granted pursuant to Section 8 of the Plan.

(s)   Option: A stock option granted pursuant to Section 6 of the Plan.

(t)   Option Price: The purchase price per Share of an Option, as determined pursuant to Section 6(a) of the Plan.

(u)   Participant: An employee, director or consultant of the Company or any of its Affiliates who is selected by the Committee to participate in the Plan.

(v)   Performance-Based Awards: Certain Other Stock-Based Awards granted pursuant to Section 8(b) of the Plan.

(w)   Person: A "person", as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

(x)   Plan: The Amended and Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan.

(y)   Prior Plan: The 2012 Hovnanian Enterprises, Inc. Amended and Restated Stock Incentive Plan.

(z)   Prior Plan Award: An equity award granted under the Prior Plan which remained outstanding as of March 24, 2020 (the date this Plan was initially approved by the Company's shareholders prior to the amendment and restatement thereof).

(aa)   Shares: Shares of common stock of the Company.

(bb)   Stock Appreciation Right: A stock appreciation right granted pursuant to Section 7 of the Plan.

(cc)   Subsidiary: A subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

SECTION 3   SHARES SUBJECT TO THE PLAN

Subject to Sections 4, 6(f) and 9 of the Plan, the total number of Shares which may be issued under the Plan pursuant to grants of ISOs or other Awards is 1,815,000 (the "Absolute Share Limit"). The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The issuance of Shares or payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. If Shares are not issued or are withheld from payment of an Award to satisfy tax obligations with respect to the Award, such Shares will not be added back to the aggregate number of Shares with respect to which Awards may be granted under the Plan, but rather will count against the aggregate number of Shares with respect to which Awards may be granted under the Plan. When an Option or Stock Appreciation Right is granted under the Plan, the number of Shares subject to the Option or Stock Appreciation Right will be counted against the aggregate number of Shares with respect to which Awards may be granted under the Plan as one Share for every Share subject to such Option or Stock Appreciation Right. No Shares will be added back to the Share reserve under the Plan with respect to exercised Stock Appreciation Rights granted under the Plan (regardless of whether the Stock Appreciation Rights are cash settled or stock settled). Additionally, no Shares will be added back to the Share reserve under the Plan in the event that (i) a portion of the Shares covered by an Option are tendered to the Company or "net settled" to cover payment of the Option exercise price or (ii) the Company utilizes the proceeds received upon Option exercise to repurchase Shares on the open market or otherwise. For the avoidance of doubt, any cash-based or other incentive awards granted outside of the Plan shall not count against the Absolute Share Limit, regardless of whether any such incentive awards may be denominated in or otherwise linked to the Company's Shares. In the event that any Awards under the Plan or any Prior Plan Awards terminate or lapse for any reason without payment of consideration, the number of Shares subject to such terminated or lapsed Awards or Prior Plan Awards shall be available for future Award grants under the Plan. The maximum number of Shares subject to Awards granted during a calendar year to any non-employee director serving on the Board, taken together with any cash fees paid to such non-employee director during such calendar year, shall not exceed $600,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

SECTION 4   ADMINISTRATION

The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are each intended to qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and "independent directors" within the meaning of the applicable rules, if any, of any national securities exchange on which Shares are listed or admitted to trading; provided, however, that any action permitted to be taken by the Committee may be taken by the Board, in its discretion. The Committee shall have the full power and authority to establish the terms and conditions of any Award consistent with the provisions of the Plan and subject to the Minimum Vesting Condition. Following the grant of any Award, the Committee shall be authorized to waive any such terms and conditions associated with the Award at any time (including, without limitation, accelerating or waiving any vesting conditions) in connection with a Participant's death or Disability. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administrations of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to Participants and their beneficiaries or successors). Determinations made by the Committee under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated. Awards may, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or its Affiliates or a company acquired by the Company or with which the Company combines. The number of Shares underlying such substitute awards shall be counted against the aggregate number of Shares available for Awards under the Plan. The Committee shall require payment of any minimum amount it may determine to be necessary to withhold for federal, state, local or other, taxes as a result of the exercise or vesting of an Award. Unless the Committee specifies otherwise, the Participant may elect to pay a portion or all of such minimum withholding taxes by (a) delivery in Shares or (b) having Shares withheld by the Company from any Shares that would have otherwise been received by the Participant. The number of Shares so delivered or withheld shall have an aggregate Fair Market Value sufficient to satisfy the applicable minimum withholding taxes. If the chief executive officer of the Company is a member of the Board, the Board by specific resolution may constitute such chief executive officer as a committee of one which shall have the authority to grant Awards of up to an aggregate of 40,000 Shares in each fiscal year to Participants who are not subject to the rules promulgated under Section 16 of the Act (or any successor section thereto); provided, however, that such chief executive officer shall notify the Committee of any such grants made pursuant to this Section 4.

SECTION 5   LIMITATIONS

No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

SECTION 6   TERMS AND CONDITIONS OF OPTIONS

Options granted under the Plan shall be, as determined by the Committee, non-qualified or incentive stock options for federal income tax purposes, as evidenced by the related Award agreements, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a)   Option Price. The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of a Share on the date an Option is granted (other than in the case of Options granted in substitution of previously granted awards, as described in Section 4).

(b)   Exercisability. Options granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(c)   Exercise of Options. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (i), (ii), (iii) or (iv) in the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Company in full not later than at the time that the Shares being purchased are delivered to or at the direction of the Participant, in each case at the election of the Participant to the extent permitted by law and as designated by the Committee, (i) in cash, (ii) in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee; provided, that such Shares have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles), (iii) partly in cash and partly in such Shares, (iv) through the delivery of irrevocable instruments to a broker to deliver promptly to the Company an amount equal to the aggregate Option Price for the Shares being purchased or (v) through net settlement in Shares. No Participant shall have any rights to dividends, dividend equivalents or other rights of a shareholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.

(d)   ISOs. The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). No ISO may be granted to any Participant who at the time of such grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award agreement expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options. In no event shall any member of the Committee, the Company or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(e)   <u>Attestation</u>. Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the exercise price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and/or shall withhold such number of Shares from the Shares acquired by the exercise of the Option, as appropriate.

(f)   <u>Repricing of Options</u>. Notwithstanding any other provisions under the Plan, no action shall be taken under the Plan to (i) lower the exercise prices of any Company stock options after they are granted, (ii) exchange stock options for stock options with lower exercise prices or cancel an Option when the Option Price exceeds the Fair Market Value in exchange for cash or other Awards (other than pursuant to Section 9 hereof) or (iii) take any other action that is treated as a "repricing" of stock options under generally accepted accounting principles. Any such approved action shall be treated as a grant of a new Award to the extent required under Sections 422 or 424 of the Code (for stock options that are intended to retain their status as ISOs).

SECTION 7   TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

(a)   <u>Grants</u>. The Committee also may grant (i) a Stock Appreciation Right independent of an Option or (ii) a Stock Appreciation Right in connection with an Option, or a portion thereof. A Stock Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same number of Shares covered by an Option (or such lesser number of Shares as the Committee may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7 (or such additional limitations as may be included in an Award agreement).

(b)   <u>Terms</u>. The exercise price per Share of a Stock Appreciation Right shall be an amount determined by the Committee but in no event shall such amount be less than the greater of (i) the Fair Market Value of a Share on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, the Option Price of the related Option and (ii) an amount permitted by applicable laws, rules, restated By-laws or policies of regulatory authorities or stock exchanges. Each Stock Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the Stock Appreciation Right. Each Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Company the unexercised Option, or any portion thereof, and to receive from the Company in exchange therefor an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the Option Price per Share, times (ii) the number of Shares covered by the Option, or portion thereof, which is surrendered. The date a notice of exercise is received by the Company shall be the exercise date. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such Fair Market Value), all as shall be determined by the Committee. Stock Appreciation Rights may be exercised from time to time upon actual receipt by the Company of written notice of exercise stating the number of Shares with respect to which the Stock Appreciation Right is being exercised. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share. No Participant shall have any rights to dividends, dividend equivalents or other rights of a shareholder with respect to Shares subject to a Stock Appreciation Right unless and until the Participant has received such Shares in satisfaction of the Stock Appreciation Right and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.

(c)   <u>Limitations</u>. The Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Stock Appreciation Rights as it may deem fit.

(d)   <u>Repricing of Stock Appreciation Rights</u>. Notwithstanding any other provisions under the Plan, no action shall be taken under the Plan to (i) lower the exercise prices of any Company stock appreciation right after they are granted, (ii) exchange stock appreciation rights for stock appreciation rights with lower exercise prices or cancel a stock appreciation right when the exercise price exceeds the Fair Market Value in exchange for cash or other Awards (other than pursuant to Section 9 hereof) or (iii) take any other action that is treated as a "repricing" of stock appreciation rights under generally accepted accounting principles.

SECTION 8   OTHER STOCK-BASED AWARDS

(a)   <u>Generally</u>. The Committee, in its sole discretion, may grant or sell Awards of Shares, Awards of restricted Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares ("<u>Other Stock-Based Awards</u>"). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more Shares (or the equivalent cash value of such Shares or a combination thereof) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof subject to Section 4 and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

(b)   <u>Performance-Based Awards</u>. Notwithstanding anything to the contrary herein, certain Other Stock-Based Awards granted under this Section 8 may be granted subject to performance-vesting conditions ("Performance-Based Awards"). The performance goals, which must be objective, shall be based upon one or more of the following criteria: (i) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) book value per Share; (vi) return on shareholders' equity; (vii) total shareholder return; (viii) expense management; (ix) return on investment before or after the cost of capital; (x) improvements in capital structure; (xi) profitability of an identifiable business unit or product; (xii) maintenance or improvement of profit margins; (xiii) stock price; (xiv) market share; (xv) revenues or sales; (xvi) costs; (xvii) cash flow; (xviii) working capital; (xix) changes in net assets (whether or not multiplied by a constant percentage intended to represent the cost of capital); and (xx) return on assets. The foregoing criteria may relate to the Company, one or more of its Affiliates or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, the performance goals may be calculated without regard to extraordinary items. In any event, the performance goals shall be based on an objective formula or standard. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; provided, however, that a Participant may, if and to the extent permitted by the Committee, elect to defer payment of a Performance-Based Award.

(c) To the extent that any dividends or dividend equivalent payments may be paid with respect to any Other Stock-Based Award, no such dividend or dividend equivalent payments will be made unless and until the corresponding portion of the underlying Other Stock-Based Award becomes earned and vested in accordance with its terms.

SECTION 9 ADJUSTMENTS UPON CERTAIN EVENTS

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:

(a) <u>Generally</u>. In the event of any change in the outstanding Shares after the Effective Date by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of Shares or other corporate exchange or change in capital structure, any distribution to shareholders other than regular cash dividends or any similar event, the Committee in its sole discretion and without liability to any person shall make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of Shares or other securities issued or reserved for issuance as set forth in Section 3 of the Plan or pursuant to outstanding Awards, (ii) the exercise price relating to outstanding Options or Stock Appreciation Rights, (iii) the maximum number or amount of Awards that may be granted to any Participant during a fiscal year and/or (iv) any other affected terms of such Awards.

(b) <u>General Treatment of Awards Following Change in Control</u>. Without limiting the generality of Sections 9(a) and 9(c) and except as otherwise provided in an Award agreement, the following provisions shall apply to any outstanding Awards following a Change in Control:

(i) In the event of a Participant's involuntary termination of employment with the Company or a subsidiary thereof without "Cause" or for "Good Reason" within two years following a Change in Control, any service-based vesting conditions applicable to Awards held by such Participant shall be deemed fully satisfied and any outstanding Options held by such Participant shall become immediately exercisable.

(ii) Upon the occurrence of a Change in Control that results in the Company's Shares ceasing to be publicly traded on a national securities exchange, any service-based vesting conditions applicable to outstanding Awards shall be deemed fully satisfied and any outstanding Options shall become immediately exercisable.

(iii) With respect to any outstanding Performance-Based Awards with uncompleted performance periods as of the Change in Control date, (A) any performance-based vesting conditions that are linked to the Company's Share price shall be deemed to have been achieved at the Share price set forth in the definitive agreement governing the transaction constituting the Change in Control (or, in the absence of such agreement, the closing price per Share for the last trading day prior to the consummation of the Change in Control) and (B) any performance-based vesting conditions that are linked to performance criteria other than the Company's Share price shall be deemed to have been achieved at "target" or "100% multiplier" level, as applicable.

(c) <u>Treatment of Awards Following Change in Control if Awards are Not Assumed</u>. In the event that the Company or other surviving entity following a Change in Control will not be assuming outstanding Awards following the Change in Control, the vesting of outstanding Awards will be automatically accelerated and such Awards will then be canceled in exchange for a payment in cash or other property equal to the value thereof as determined by the Committee which, in the case of Options and Stock Appreciation Rights, shall equal the excess, if any, of value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate exercise price of such Options or Stock Appreciation Rights.

SECTION 10   NO RIGHT TO EMPLOYMENT

The granting of an Award under the Plan shall impose no obligation on the Company or any Subsidiary to continue the employment of a Participant and shall not lessen or affect the Company's or Subsidiary's right to terminate the employment of such Participant.

SECTION 11   SUCCESSORS AND ASSIGNS

The Plan shall be binding on all successors and assigns of the Company and a Participant; including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

SECTION 12   NONTRANSFERABILITY OF AWARDS

Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution, and any Award transfers authorized by the Committee shall not be transferred for value. Notwithstanding the foregoing, a Participant may transfer an Option (other than an ISO) or a stock appreciation right in whole or in part by gift or domestic relations order to a family member of the Participant (a "Permitted Transferee") and, following any such transfer such Option or stock appreciation right or portion thereof shall be exercisable only by the Permitted Transferee, provided that no such Option or stock appreciation right or portion thereof is transferred for value, and provided further that, following any such transfer, neither such Option or stock appreciation right or any portion thereof nor any right hereunder shall be transferable other than to the Participant or otherwise than by will or the laws of descent and distribution or be subject to attachment, execution or other similar process. For purposes of this Section 12, "family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets and any other entity in which these persons (or the Participant) own more than 50% of the voting interests. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant.

SECTION 13   AMENDMENTS OR TERMINATION

The Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which, (a) without the approval of the shareholders of the Company, would (except as is provided in the Plan for adjustments in certain events), increase the total number of Shares reserved for the purposes of the Plan or change the maximum number of Shares for which Awards may be granted to any Participant or amend the repricing prohibitions under Sections 6(f) and 7(d) or (b) without the consent of a Participant, would materially impair any of the rights or obligations under any Award theretofore granted to such Participant under the Plan; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws. Notwithstanding anything to the contrary herein, the Committee may not amend, alter or discontinue the provisions relating to Section 9(b) or Section 9(c) of the Plan after the occurrence of a Change in Control.

Without limiting the generality of the foregoing, to the extent applicable, notwithstanding anything herein to the contrary, this Plan and Awards issued hereunder shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any amounts payable hereunder will be taxable to a Participant under Section 409A of the Code and related Department of Treasury guidance prior to payment to such Participant of such amount, the Company may (a) adopt such amendments to the Plan and Awards and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Awards hereunder and/or (b) take such other actions as the Committee determines necessary or appropriate to avoid the imposition of an additional tax under Section 409A of the Code.

SECTION 14   INTERNATIONAL PARTICIPANTS

With respect to Participants who reside or work outside the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or an Affiliate.

SECTION 15   CHOICE OF LAW

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware.

SECTION 16   EFFECTIVENESS OF THE PLAN

The Plan was initially effective as of the Effective Date, subject to the approval of the Company's shareholders.

SECTION 17   SECTION 409A

Notwithstanding other provisions of the Plan or any Award agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant. In the event that it is reasonably determined by the Committee that, as a result of Section 409A of the Code, payments or deliveries of shares in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A of the Code, the Company will make such payment or delivery of shares on the first day that would not result in the Participant incurring any tax liability under Section 409A of the Code. In the case of a Participant who is a "specified employee" (within the meaning of Section 409A(a)(2)(B)(i) of the Code), payments and/or deliveries of shares in respect of any Award subject to Section 409A of the Code that are linked to the date of the Participant's separation from service shall not be made prior to the date which is six (6) months after the date of such Participant's separation from service from the Company and its affiliates, determined in accordance with Section 409A of the Code and the regulations promulgated thereunder. The Company shall use commercially reasonable efforts to implement the provisions of this Section 17 in good faith; provided that neither the Company, the Committee nor any of the Company's employees, directors or representatives shall have any liability to Participants with respect to this Section 17.

SECTION 18   FORFEITURE/CLAWBACK

Any Awards granted under the Plan may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law or listed company rules or to the extent otherwise provided in an Award agreement at the time of grant.

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